Prospectus

FUTURE DIMENSIONS
A FLEXIBLE PREMIUM ADJUSTABLE COMBINATION FIXED
AND VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by

Southland Life Insurance Company
and
Southland Separate Account L1

Consider carefully the policy charges and deductions beginning on page 46 in this prospectus.

You should read this prospectus and keep it for future reference. A prospectus for each underlying fund portfolio must accompany and should be read together with this prospectus.

This policy is not available in all jurisdictions. This policy is not offered in any jurisdiction where this type of offering is not legal. Depending on the state where it is issued, policy features may vary. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different.

We and our affiliates offer other products to insure people which may or may not better match your needs.

Replacing your existing life insurance policy(ies) with this policy may not be beneficial to you. Your existing policy may be subject to fees or penalties upon surrender or cancellation.

Your Policy
- is a flexible premium adjustable combination fixed and variable life insurance policy
- is issued by Southland Life Insurance Company
- is guaranteed not to lapse during the first three policy years if you meet certain requirements
- is returnable by you during the free look period if you are not satisfied.

Your Policy Premium Payments
- are flexible, so the premium amount and frequency may vary
- are allocated to variable investment options and the guaranteed interest account, based on your instructions
- are invested in shares of the underlying investment portfolios under each variable investment option
- are subject to specified deductions.

Your Account Value
- is the sum of your holdings in the variable investment options, the guaranteed interest account and the loan account
- has no guaranteed minimum value under the variable investment options. The value varies with the value of the underlying investment portfolio
- has a minimum guaranteed rate of return for amounts in the guaranteed interest account
- is subject to specified expenses and charges, including possible surrender charges.

Death Proceeds
- are paid if the policy is in force when the insured person dies
- are equal to the death benefit *minus* an outstanding policy loan, accrued loan interest and unpaid charges incurred before the insured person dies
- are calculated under your choice of options
  * Option A- a stated death benefit
  * Option B- a stated death benefit *plus* your account value
- are generally not federally income taxed if your policy continues to meet the federal income tax definition of life insurance.

Neither the SEC nor any state securities commission has approved these securities or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This life insurance policy IS NOT a bank deposit or obligation, federally insured or backed by any bank or government agency.

Date of Prospectus May 1, 2001

| **ISSUED BY:** | Southland Life Insurance Company
P.O. Box 173789
Denver, CO 80217-3789 | **UNDERWRITTEN BY:** | ING America Equities, Inc.
1290 Broadway
Denver, CO 80203-5699
(303) 860-2000 |

THROUGH ITS: Southland Separate Account L1

ADMINISTERED BY: Southland Customer Service Center
P.O. Box 173789
Denver, CO 80217-3789
(800) 224-3035

TABLE OF CONTENTS

POLICY SUMMARY 4
    Your Policy 4
    Free Look Period 4
    Premium Payments 4
    Charges and Deductions 4
    Guaranteed Interest Account 6
    Variable Investment Options 6
    Policy Values 9
    Transfers of Account Value 9
    Special Policy Features 9
    Policy Modification, Termination and
        Continuation Features 10
    Death Benefits 10
    Tax Considerations 10

**INFORMATION ABOUT ING SOUTHLAND
    LIFE, THE SEPARATE ACCOUNT AND
    THE INVESTMENT OPTIONS** 13
    Southland Life Insurance Company 13
    Southland Life Separate Account L1 13
    Investment Portfolio Objectives 14
    The Guaranteed Interest Account 19

**DETAILED INFORMATION ABOUT THE
    POLICY** 20
    Applying for a Policy 20
    Temporary Insurance 20
    Policy Issuance 21
    Premium Payments 21
    Premium Payments Affect Your Coverage . . 23
    Death Benefits 24
    Riders 29
    Special Features 31
    Persistency Refund 32
    Policy Values 33
    Transfers of Account Value 34
    Dollar Cost Averaging 35
    Automatic Rebalancing 36
    Policy Loans 36
    Partial Withdrawals 38
    Lapse 39
    Reinstatement 40
    Surrender 40
    General Policy Provisions 41
    Administrative Information About the Policy
         45

CHARGES AND DEDUCTIONS 46
    Deductions from Premium 47
    Daily Deductions from the Separate Account 47
    Monthly Deductions from Account Value . . 47
    Policy Transaction Fees 48
    Surrender Charge 49
    Group or Sponsored Arrangements, or Corporate
        Purchasers 51

TAX CONSIDERATIONS 52
    Tax Status of the Policy 52
    Diversification and Investor Control
        Requirements 52
    Tax Treatment of Policy Death Benefits 53
    Modified Endowment Contracts 53
    Multiple Policies 53
    Distributions Other than Death Benefits from
        Modified Endowment Contracts 53
    Distributions Other than Death Benefits from
        Policies That Are Not Modified Endowment
        Contracts 54
    Investment in the Policy 54
    Policy Loans 54
    Continuation of Policy Beyond Age 100 . . . 54
    Section 1035 Exchanges 54
    Tax-exempt Policy Owners 54
    Possible Tax Law Changes 55
    Changes to Comply with the Law 55
    Other 55

ADDITIONAL INFORMATION 56
    Directors and Officers 56
    Regulation 57
    Legal Matters 57
    Legal Proceedings 57
    Experts 57
    Registration Statement 57

FINANCIAL STATEMENTS 58

APPENDIX A 146

APPENDIX B 147

POLICY SUMMARY

Your Policy

Your policy provides life insurance protection on the insured person. The policy includes the basic policy, applications, and riders, amendments or endorsements. As long as the policy remains in force, we pay a death benefit at the death of the insured person. While your policy is in force, you may access a portion of your policy value by taking loans or partial withdrawals. You may surrender your policy for its net cash surrender value. At the policy anniversary nearest the insured person's 100th birthday you may surrender your policy or continue it under the continuation of coverage option. ***See Continuation of Coverage, page 31***.

Life insurance is not a short-term investment. You should evaluate your need for life insurance coverage and this policy's long-term investment potential and risks before purchasing a policy.

We pay compensation to firms for sales of this policy. ***See Distribution of the Policies, page 43***.

Free Look Period

Within limits as specified by law, you have the right to examine your policy and return it for a refund of all premium payments we have received or the account value, if you are not satisfied for any reason. The policy is then void. ***See Free Look Period, page 41***.

Premium Payments

The policy is a flexible premium policy because the amount and frequency of the premium payments you make may vary within limits. You must make premium payments:
- for us to issue your policy;
- sufficient to keep your policy in force; and
- as necessary to continue certain benefits.

Depending on the amount of premium you choose to pay it may not be enough to keep your policy or certain riders in force. ***See Premium Payments Affect Your Coverage, page 23***.

Allocation of Net Premium

This policy has premium-based charges which are subtracted from your payments. We add the balance, or net premium, to your policy based on your investment instructions. You may allocate the net premium among one or more variable investment options or the guaranteed interest account. ***See Allocation of Net Premium, page 23***.

Charges and Deductions

All charges presented here are guaranteed unless stated otherwise.

This summary highlights some important points about your policy. The policy is more fully described in the attached, complete prospectus. Please read it carefully. "We," "us," "our" and the "company" refer to Southland Life Insurance Company. "You" and "your" refer to the policy owner. The owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured person's lifetime.

State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. Your actual policy and any riders are the controlling documents. If you would like to review a copy of the policy and riders, contact our customer service center or your agent/registered representative.

Policy Charges

Other Than Investment Portfolio Annual Expenses
(*See Charges and Deductions, page 46*)

Premium Deductions

Charge	When Charge is Deducted	Amount Deducted	Policies Affected
Tax Charges	Each premium payment received	2.5% for state and local taxes; 1.5% for estimated federal income tax treatment of deferred acquisition costs.	All policies.
Sales Charge	First ten target premiums from premium payments received	Guaranteed maximum of 4% of all premium payments; currently, 4% of the first ten target premiums and none thereafter.	All policies.

Policy Charges

Mortality & Expense Risk Charge	Daily, included in unit value calculation	0.002466% daily (0.90% annually)	All Policies
Policy Charge	Monthly from account value	$20 monthly for first policy year.	All Policies
Administrative Charge	Monthly from account value	$6 monthly with a guaranteed maximum of $10.	All Policies
Cost of Insurance Charge	Monthly from account value	Varies based on current cost of insurance rates and net amount at risk.	All Policies
Rider Charges	Monthly from account value	Varies depending on the rider benefits you choose.	Policies with Riders
Guaranteed Minimum Death Benefit Charge (if selected)	Monthly from account value	$0.005 per $1,000 of stated death benefit with a guaranteed maximum of $0.01 per $1,000 of stated death benefit.	Policies electing guaranteed minimum death benefit

Charge	When Charge is Deducted	Amount Deducted	Policies Affected
Transaction Fees			
Surrender Charge	First fourteen policy or segment years	Administrative surrender charge of $4 per $1,000 of stated death benefit. Sales surrender charge of 46% of premium received up to one target premium *plus* 44% of premium received between one and two target premiums. First two policy or segment years capped at 26% of premiums up to one target premium, *plus* 6% between one and two target premiums, *plus* 5% in excess of two target premiums.	Policies which surrender, decrease death benefit, or take withdrawals
Partial Withdrawal Fee	Transaction date from account value	One free withdrawal per policy year, then up to $25.	Policies which take withdrawals
Illustration Fee	Transaction date from account value	One free illustration per policy year, then a $25 fee may apply.	Policies getting more than one illustration per policy year

Guaranteed Interest Account

The guaranteed interest account guarantees principal and is part of our general account. Any amount you direct into the guaranteed interest account is credited with interest at a fixed rate. ***See Guaranteed Interest Account, page 19***.

Variable Investment Options

If you invest in any of the variable investment options under the separate account, you may make or lose money depending on market conditions. The variable investment options are described in the prospectuses for the underlying investment portfolios. Each investment portfolio has its own investment objective. ***See Investment Portfolio Objectives, page 14***.

The separate account purchases shares of the investment portfolios at net asset value. This price reflects investment management fees, 12b-1 fees and other direct expenses deducted from the portfolio assets as described in the following table. These fees and expenses are shown in gross amounts and net amounts after waiver or reimbursement of fees or expenses by the investment portfolio advisers. The

portfolio expense information was provided to us by the portfolios and we have not independently verified this information.

These expenses are not direct charges against variable investment option assets or reductions from contract values; rather these expenses are included in computing each underlying portfolio's net asset value, which is the share price used to calculate the unit values of the variable investment options. For a more complete description of the portfolios' costs and expenses, see the prospectuses for the portfolios.

We receive 12b-1 fees from some investment portfolios. Some investment portfolio advisers and distributors (or their affiliates) may pay us compensation for servicing, distribution, administration or other expenses. The amount of compensation is usually based on the aggregate assets of the investment portfolio from contracts that we issue or administer. Some advisers and distributors may pay us more or less than others. These advisers include AIM Advisors, Inc., Fidelity Management & Research Company, Fred Alger Management Inc., Directed Services Inc., INVESCO Funds Group Inc., Janus Capital, ING Pilgrim Investments, LLC, Putnam Investment Management, LLC and Van Eck Associates Corporation.

Investment Portfolio Annual Expenses (As a Percentage of Portfolio Average Net Assets)

Portfolio	Investment Management Fees	12b-1 Fees	Other Expenses	Total Portfolio Expenses	Fees and Expenses Waived or Reimbursed	Total Net Portfolio Expenses
The Alger American Fund						
Alger American Growth Portfolio	0.75%	0.0%	0.04%	0.79%	N/A	0.79%
Alger American Leveraged AllCap Portfolio	0.85%	0.0%	0.05%	0.90%	N/A	0.90%
Alger American MidCap Growth Portfolio	0.80%	0.0%	0.04%	0.84%	N/A	0.84%
Alger American Small Capitalization Portfolio	0.85%	0.0%	0.05%	0.90%	N/A	0.90%
Fidelity Variable Insurance Products Fund						
VIP Equity-Income	0.48%	N/A	0.08%	0.56%	N/A	0.56%[1]
VIP Growth	0.57%	N/A	0.08%	0.65%	N/A	0.65%[1]
VIP High Income	0.58%	N/A	0.10%	0.68%	N/A	0.68%
VIP Money Market	0.27%	N/A	0.08%	0.35%	N/A	0.35%[2]
VIP Overseas	0.72%	N/A	0.17%	0.89%	N/A	0.89%[1]
Fidelity Variable Insurance Products Fund II						
VIP II Asset Manager	0.53%	N/A	0.08%	0.61%	N/A	0.61%
VIP II Contrafund	0.57%	N/A	0.09%	0.66%	N/A	0.66%[1]
VIP II Index 500	0.24%	N/A	0.09%	0.33%	N/A	0.33%[3]
VIP II Investment Grade Bond	0.43%	N/A	0.11%	0.54%	N/A	0.54%
The GCG Trust [4]						
Fully Managed	0.94%	N/A	0.01%	0.95%	N/A	0.95%
Mid-Cap Growth Portfolio	0.88%	N/A	0.01%	0.89%	N/A	0.89%
Research Portfolio	0.88%	N/A	0.01%	0.89%	N/A	0.89%
Total Return Portfolio	0.88%	N/A	0.01%	0.89%	N/A	0.89%
INVESCO Variable Investment Funds, Inc.						
INVESCO VIF-Equity Income Fund [5]	0.75%	N/A	0.33%	1.08%	0.00%	1.08%
INVESCO VIF-Utilities Fund [5, 6]	0.60%	N/A	0.81%	1.41%	0.19%	1.22%
Janus Aspen Series [7]						
Janus Aspen Aggressive Growth	0.65%	N/A	0.01%	0.66%	N/A	0.66%
Janus Aspen Balanced	0.65%	N/A	0.01%	0.66%	N/A	0.66%
Janus Aspen Growth	0.65%	N/A	0.02%	0.67%	N/A	0.67%
Janus Aspen International Growth	0.65%	N/A	0.06%	0.71%	N/A	0.71%
Janus Aspen Worldwide Growth	0.65%	N/A	0.04%	0.69%	N/A	0.69%
Pilgrim Variable Products Trust [8]						
Growth Opportunities Portfolio [9]	0.75%	N/A	1.44%	2.19%	1.29%	0.90%
MagnaCap Portfolio [9]	0.75%	N/A	7.15%	7.90%	7.00%	0.90%
MidCap Opportunities Portfolio [9]	0.75%	N/A	5.01%	5.76%	4.86%	0.90%
SmallCap Opportunities Portfolio [9]	0.75%	N/A	0.23%	0.98%	0.08%	0.90%

Portfolio	Investment Management Fees	12b-1 Fees	Other Expenses	Total Portfolio Expenses	Fees and Expenses Waived or Reimbursed	Total Net Portfolio Expenses
Putnam Variable Trust						
Putnam VT Growth and Income Fund – Class IB Shares [10]	0.46%	0.25%	0.04%	0.75%	N/A	0.75%
Putnam VT New Opportunities Fund – Class IB Shares [10]	0.52%	0.25%	0.05%	0.82%	N/A	0.82%
Putnam VT Small Cap Value Fund – Class IB Shares [10]	0.80%	0.25%	0.30%	1.35%	N/A	1.35%
Putnam VT Voyager Fund – Class IB Shares [10]	0.51%	0.25%	0.05%	0.81%	N/A	0.81%
Southland Life Insurance Company						
Guaranteed Interest Division	N/A	N/A	N/A	N/A	N/A	N/A

---

[1] Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. See the accompanying fund prospectus for details.

[2] The annual class operating expenses provided are based on historical expenses, adjusted to reflect the current management fee structure.

[3] The fund's manager has voluntarily agreed to reimburse the class's expenses if they exceed a certain level. Including this reimbursement, the annual class operating expenses were 0.28%. This arrangement may be discontinued by the fund's manager at any time.

[4] The GCG Trust pays Directed Services, Inc. ("DSI") for its services a monthly management fee based on the annual rates of the average daily net assets of the investment portfolios. DSI (and not the GCG Trust) in turn pays each portfolio manager a monthly fee for managing the assets of the portfolios.

[5] The Portfolios' "Other Expenses" and "Total Portfolio Expenses" were lower than the figure shown because their custodian fees were reduced under expense offset arrangements.

[6] INVESCO absorbed a portion of VIF-Utilities Fund's "Other Expenses" and "Total Portfolio Expenses." After this absorption, these expenses are 0.62% and 1.22%, respectively.

[7] Janus' expenses are based upon expenses for the fiscal year ended December 31, 2000, restated to reflect a reduction in the management fee for these portfolios. All expenses are shown without the effect of any expense offset arrangement.

[8] The table shows the estimated operating expenses for each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year and fee waivers to which the Adviser has agreed for each Portfolio.

[9] ING Pilgrim Investments has entered into written expense limitation agreements with each Portfolio which it advises under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible reimbursement to ING Pilgrim Investments within three years. The expense limit for each such Fund is shown as "Total Net Portfolio Expenses." For each Portfolio, the expense limits will continue through at least December 31, 2001.

[10] Restated to reflect an increase in 12b-1 fees currently payable to Putnam Investment Management, LLC ("Putnam Management"). The Trustees currently limit payments on class IB shares to 0.25% of average net assets. Actual 12b-1 fees during the most recent fiscal year were 0.15% of average net assets.

Policy Values

Your policy account value is the amount you have in the guaranteed interest account, plus the amount you have in each variable investment option. If you have an outstanding policy loan, your account value includes the amount in the loan account. ***See Policy Values, page 33 and Partial Withdrawals, page 38***.

Your Account Value in the Variable Investment Options

Accumulation units are the way we measure value in the variable investment options. Accumulation unit value is the value of one unit of a variable investment option on a valuation date. Each variable investment option has a different accumulation unit value. ***See Determining Values in the Variable Investment Options, page 33***.

The accumulation unit value for each variable investment option reflects the investment performance of the underlying investment portfolio during the valuation period. Each accumulation unit value reflects asset-based charges under the policy, and the expenses of the investment portfolios. ***See Determining Values in the Variable Investment Options, page 33 and How We Calculate Accumulation Unit Values, page 34***.

Transfers of Account Value

You may make unlimited free transfers among the variable investment options or to the guaranteed interest account each policy year. There are restrictions on transfers from the guaranteed interest division. The minimum transfer amount is $100. ***See Transfers of Account Value, page 34***.

Special Policy Features

Designated Deduction Option

You may designate one investment option from which we will deduct all of your monthly deductions. ***See Designated Deduction Option, page 31***.

Riders

You may attach additional benefits to your policy by rider. In most cases, we deduct a monthly charge from your account value for these benefits. ***See Riders, page 29***.

Dollar Cost Averaging

Dollar cost averaging is a systematic plan of transferring account values to selected investment options. It is intended to protect your policy's value from short-term price fluctuations. However, dollar cost averaging does not assure a profit, nor does it protect against a loss in a declining market. Dollar cost averaging is free. ***See Dollar Cost Averaging, page 35***.

Automatic Rebalancing

Automatic rebalancing periodically reallocates your net account value among your selected investment options to maintain your specified distribution of account value among those investment options. Automatic rebalancing is free. ***See Automatic Rebalancing, page 36***.

Loans

You may take loans against your policy's net cash surrender value. We charge a maximum annual loan interest rate of 4% for preferred loans and 6% for other loans. We credit an annual interest rate of 4% on amounts held in the loan account as collateral for your loan. ***See Policy Loans, page 36***.

Loans may have tax consequences. ***See Tax Considerations, page 52***.

Partial Withdrawals

You may withdraw part of your net cash surrender value after your first or second policy anniversary depending on which death benefit option you choose. You may make up to twelve partial withdrawals per policy year. Partial withdrawals may reduce your policy's death benefit and will reduce your account value. Surrender charges may apply. ***See Partial Withdrawals, page 38***.

Some policies with a high account value may qualify for a partial withdrawal before the first policy anniversary. Partial withdrawals may have tax consequences. *See Partial Withdrawals, page 38 and Tax Considerations, page 52*.

Persistency Refund

Beginning in your eleventh policy year, where permitted by law, we add a persistency refund to your account value. *See Persistency Refund, page 32*.

Policy Modification, Termination and Continuation Features

Right to Exchange Policy

For 24 months after the policy date you may exchange your policy for a guaranteed policy, unless law requires differently. There is no charge for this exchange*. See Right to Exchange Policy, page 31*.

Surrender

You may surrender your policy for its net cash surrender value at any time while the insured person is living. All insurance coverage ends on the date we receive your request. If the surrender charge exceeds the available cash value, there will be no proceeds paid to you on surrender. *See Surrender, page 40*.

A surrender may have tax consequences. *See Tax Considerations, page 52*.

Lapse

In general, insurance coverage continues as long as your net account value is enough to pay the monthly deductions. However, your policy and its riders are guaranteed not to lapse during the first three years of your policy if the conditions of the special continuation period have been met. *See Lapse, page 39 and Special Continuation Period, page 22*.

Reinstatement

You may reinstate your policy and riders within five years of its lapse if you still own the policy and the insured person is still insurable. You will also need to pay the required reinstatement premium.

If the guaranteed minimum death benefit lapses and you do not correct it, this feature terminates. Once it terminates, you cannot reinstate this feature.

If you had a policy loan existing when coverage ended, we will reinstate it with accrued loan interest to the date of the lapse. *See Reinstatement, page 40*.

Policy Maturity

If the insured person is still living on the maturity date (the policy anniversary nearest the insured person's 100th birthday) and you do not choose continuation of coverage, you must surrender your policy. We will pay the net account value. Your policy then ends. *See Policy Maturity, page 31*.

Continuation of Coverage

At the maturity date, you may choose to let the continuation of coverage feature become effective. *See Continuation of Coverage, page 31*.

Death Benefits

After the insured person's death, we pay death proceeds to the beneficiaries if your policy is still in force. Based on the death benefit option you have chosen and whether or not you have coverage under an adjustable term insurance rider, your policy's death benefit may vary.

We generally require a minimum stated death benefit of $100,000 to issue your policy. However, we may lower this minimum for group or sponsored arrangements, or corporate purchasers. *See Death Benefits, page 24*.

You may change your death benefit amount while your policy is in force, subject to certain restrictions. *See Changes in Death Benefit Amounts, page 27*.

Tax Considerations

Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract. *See Tax Status of the Policy, page 52*.

Assuming the policy qualifies as a life insurance contract under current federal income tax law, your account value earnings are generally not subject to income tax as long as they remain within your policy. However depending on circumstances, the following events may cause taxable consequences for you:

- partial withdrawals
- loans
- surrender
- lapse.

In addition, if your policy is a modified endowment contract, a loan against or secured by the policy may cause income taxation. A penalty tax may be imposed on a distribution from a modified endowment contract as well. ***See Modified Endowment Contracts, page 53***.

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. A business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

You should consult a qualified legal or tax adviser before you purchase your policy.

How the Policy Works



INFORMATION ABOUT ING SOUTHLAND LIFE, THE SEPARATE ACCOUNT AND THE INVESTMENT OPTIONS

Southland Life Insurance Company

Southland Life Insurance Company ("ING Southland Life") is a stock life insurance company organized under the laws of the State of Texas in 1908. Our administrative offices are located at 1290 Broadway, Denver, Colorado 80203-5699. We are admitted to do business in the District of Columbia and all states except New York and Vermont. At the close of 2000, the company had over $25.6 billion of life insurance in force. As of December 31, 2000, the total assets were over $2.5 billion and capital and surplus were over $109 million measured on a statutory basis of accounting, as prescribed or permitted by the Texas Department of Insurance.

ING Southland Life is a wholly owned indirect subsidiary of ING Groep, N.V. ("ING"). ING ranks 10th among the top 20 global financial institutions by market capitalization. (Source: ING Group, market capitalization of $80.3 billion as of Nov. 30, 2000). ING is headquartered in Amsterdam, The Netherlands. It has consolidated assets over $604.6 billion on a Dutch (modified U.S.) generally accepted accounting principles basis, as of December 31, 2000.

ING offers a complete line of life insurance products, including:
- annuities
- individual life
- group life
- pension products
- market life reinsurance.

The principal underwriter and distributor for our policies is ING America Equities, Inc. ING America Equities is a stock corporation organized under the laws of the State of Colorado in 1993. It is a wholly owned subsidiary of ING Security Life (an affiliate) and is registered as a broker-dealer with the SEC and the NASD. ING America Equities, Inc. is located at 1290 Broadway, Denver, Colorado 80203-5699.

Southland Life Separate Account L1

Separate Account Structure

We established Southland Life Separate Account L1 (the "separate account") on February 25, 1994, under Texas insurance law. It is a unit investment trust, registered with the SEC under the Investment Company Act of 1940. The SEC does not supervise our management of the separate account or ING Southland Life.

The separate account is used to support our variable life insurance policies and for other purposes allowed by law and regulation. We may offer other variable life insurance contracts with different benefits and charges that invest in the separate account. We do not discuss these contracts in this prospectus. The separate account may invest in other securities not available for the policy described in this prospectus.

The company owns all the assets in the separate account. We credit gains to or charge losses against the separate account without regard to performance of other investment accounts.

Order of Separate Account Liabilities

Law provides that we may not charge general account liabilities against separate account assets equal to its reserves and other liabilities. This means that if we ever become insolvent, the separate account assets will be used first to pay separate account policy claims. Only if separate account assets remain after these claims have been satisfied can these assets be used to pay other policy owners and creditors.

The separate account may have liabilities from assets credited to other variable life policies offered by the separate account. If the assets of the separate account are greater than required reserves and policy liabilities, we may transfer the excess to our general account.

Variable Investment Options

Investment options include the variable investment options and the guaranteed interest account, but not the loan account. The separate account has several investment options which invest in shares of underlying investment portfolios. The investment performance of a policy depends on the performance of the investment portfolios you choose.

Investment Portfolios

Each of the investment portfolios is a separate series of an open-end management investment company. The investment company receives investment advice from a registered investment adviser who is not associated with us.

The investment portfolios sell shares to separate accounts of insurance companies. These insurance companies may or may not be affiliated with us. This is known as "shared funding." Investment portfolios may sell shares as the underlying investment for both variable annuity and variable life insurance contracts. This process is known as "mixed funding."

The investment portfolios may sell shares to certain qualified pension and retirement plans that qualify under Section 401 of the Internal Revenue Code ("IRC"). As a result, a material conflict of interest may arise between insurance companies, owners of different types of contracts and retirement plans or their participants.

If there is a material conflict, we will consider what should be done, including removing the investment portfolio from the separate account. There are certain risks with mixed and shared funding, and with selling shares to qualified pension and retirement plans. See the investment portfolios' prospectuses.

Investment Portfolio Objectives

Each investment portfolio has a different investment objective that it tries to achieve by following its own investment strategy. The objectives and policies of each investment portfolio affect its return and its risks. With this prospectus, you must receive the current prospectus for each investment portfolio. We summarize the investment objectives for each investment portfolio here. You should read each investment portfolio prospectus.

Certain investment portfolios offered under this policy have investment objectives and policies similar to other funds managed by the portfolio's investment adviser. The investment results of a portfolio may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any investment portfolio will be comparable to those of another fund managed by the same investment adviser.

INVESTMENT PORTFOLIO OBJECTIVES		
Variable Investment Option	**Investment Company/ Adviser/ Manager/ Sub-Adviser**	**Investment Objective**
Alger American Growth Portfolio	<u>Investment Manager</u>: Fred Alger Management, Inc.	Seeks long-term capital appreciation by focusing on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the portfolio invests primarily in the equity securities of large companies. The portfolio considers a large company to have a market capitalization of $1 billion or greater.

INVESTMENT PORTFOLIO OBJECTIVES

Variable Investment Option	Investment Company/ Adviser/ Manager/ Sub-Adviser	Investment Objective
Alger American Leveraged AllCap Portfolio	Investment Manager: Fred Alger Management, Inc.	Seeks long-term capital appreciation by investing, under normal circumstances, in the equity securities of companies of any size which demonstrate promising growth potential. The portfolio can leverage, that is, borrow money, up to one-third of its total assets to buy additional securities. By borrowing money, the portfolio has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing, including interest paid on the money borrowed.
Alger American MidCap Growth Portfolio	Investment Manager: Fred Alger Management, Inc.	Seeks long-term capital appreciation by focusing on midsize companies with promising growth potential. Under normal circumstances, the portfolio invests primarily in the equity securities of companies having a market capitalization within the range of companies in the S&P MidCap 400 Index.
Alger American Small Capitalization Portfolio	Investment Manager: Fred Alger Management, Inc.	Seeks long-term capital appreciation by focusing on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the portfolio invests primarily in the equity securities of small capitalization companies. A small capitalization company is one that has a market capitalization within the range of the Russell 2000 Growth Index or the S&P SmallCap 600 Index.
VIP Equity-Income Portfolio	Investment Company: Fidelity Variable Insurance Products Fund Investment Manager: Fidelity Management & Research Company	Seeks reasonable income and potential for capital appreciation. With a yield which exceeds the composite yield on the securities comprising the S&P® 500. Invests in domestic and foreign issuers. Invests at least 65% of total assets in income-producing equity securities, which tend to lead to investments in large cap "value" stocks. Potentially invests in other types of equity securities and debt securities, including lower-quality debt securities. Uses fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.
VIP Growth Portfolio	Investment Company: Fidelity Variable Insurance Products Fund Investment Manager: Fidelity Management & Research Company	Seeks capital appreciation by investing in common stocks of companies that it believes have above-average growth potential, either domestic or foreign issuers.

INVESTMENT PORTFOLIO OBJECTIVES

Variable Investment Option	Investment Company/ Adviser/ Manager/ Sub-Adviser	Investment Objective
VIP High Income Portfolio	Investment Company: Fidelity Variable Insurance Products Fund Investment Manager: Fidelity Management & Research Company	Seeks a high level of current income while also considering growth of capital by investing in domestic and foreign issuers and companies in troubled or uncertain financial condition. Invests at least 65% of total assets in income-producing debt securities, preferred stocks and convertible securities with an emphasis on lower-quality debt securities. Potentially invests in non-income producing debt securities, including defaulted securities and common stocks. Uses fundamental analysis of each issuer's financial condition, industry position, market and economic conditions to select investments.
VIP Money Market Portfolio	Investment Company: Fidelity Variable Insurance Products Fund Investment Manager: Fidelity Management & Research Company	Seeks as high a level of current income as is consistent with the preservation of capital and liquidity by investing in U.S. dollar-denominated money market securities, including U.S. Government securities and repurchase agreements, and entering into reverse repurchase agreements.
VIP Overseas Portfolio	Investment Company: Fidelity Variable Insurance Products Fund Investment Manager: Fidelity Management & Research Company	Seeks long-term growth of capital by investing at least 65% of total assets in foreign securities.
VIP II Asset Manager Portfolio	Investment Company: Fidelity Variable Insurance Products Fund II Investment Manager: Fidelity Management & Research Company	Seeks high total return with reduced risk over the long term by allocating its assets among stocks, bonds, and short-term instruments.
VIP II Contrafund Portfolio	Investment Company: Fidelity Variable Insurance Products Fund II Investment Manager: Fidelity Management & Research Company	Seeks long-term capital appreciation by investing primarily in common "growth" stocks or "value" stocks or both of domestic and foreign issuers. Invests in securities of companies whose value it believes is not fully recognized by the public. Uses fundamental analysis of each issuer's financial condition, industry position, market and economic conditions to select investments.
VIP II Index 500 Portfolio	Investment Company: Fidelity Variable Insurance Products Fund II Investment Manager: Fidelity Management & Research Company Sub-Advisor: Bankers Trust Company	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States as represented by the S&P® 500.

INVESTMENT PORTFOLIO OBJECTIVES

Variable Investment Option	Investment Company/ Adviser/ Manager/ Sub-Adviser	Investment Objective
VIP II Investment Grade Bond Portfolio	<u>Investment Company</u>: Fidelity Variable Insurance Products Fund II <u>Investment Manager</u>: Fidelity Management & Research Company	Seeks as high level of current income as is consistent with the preservation of capital by investing in U.S. dollar-denominated investment grade bonds. Allocates assets across different market sectors and maturities. Analyzes a security's structural features, current pricing and trading opportunities, and the credit quality of its issuer in selecting investments. Manages the portfolio to have similar overall interest rate risk to Lehman Brothers Aggregate Bond Index®.
Fully Managed	<u>Investment Company</u>: The GCG Trust <u>Investment Manager</u>: Directed Services, Inc. <u>Portfolio Manager</u>: T. Rowe Price Associates, Inc.	Seeks, over the long term, a high total investment return consistent with the preservation of capital and with prudent investment risk. Invests primarily in the common stocks of established companies believed by the portfolio manager to have above-average potential for capital growth.
Mid-Cap Growth Portfolio	<u>Investment Company</u>: The GCG Trust <u>Investment Manager</u>: Directed Services, Inc. <u>Portfolio Manager</u>: Massachusetts Financial Services Company	Seeks long-term growth of capital. Invests primarily in equity securities of companies with medium market capitalization which the portfolio manager believes have above-average growth potential.
Research Portfolio	<u>Investment Company</u>: The GCG Trust <u>Investment Manager</u>: Directed Services, Inc. <u>Portfolio Manager</u>: Massachusetts Financial Services Company	Seeks long-term growth of capital and future income. Invests 80% in common stocks or securities convertible into common stocks of companies believed to have better than average prospects for long-term growth, expected earnings or cash flow.
Total Return Portfolio	<u>Investment Company</u>: The GCG Trust <u>Investment Manager</u>: Directed Services, Inc. <u>Portfolio Manager</u>: Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Invests primarily in a combination of equity and fixed income securities.
VIF-Equity Income Fund	<u>Investment Company</u>: INVESCO Variable Investment Funds, Inc. <u>Investment Adviser</u>: INVESCO Funds Group, Inc.	Seeks high total return through both growth and current income by investing primarily in dividend-paying common and preferred stocks. The rest of the fund's assets are invested in debt securities, and lower-grade debt securities.
VIF-Utilities Fund	<u>Investment Company</u>: INVESCO Variable Investment Funds, Inc. <u>Investment Adviser</u>: INVESCO Funds Group, Inc.	Seeks capital appreciation and income by investing primarily in companies doing business in the utilities economic sector. The remainder of the fund's assets are not required to be invested in the utilities economic sector.

INVESTMENT PORTFOLIO OBJECTIVES

Variable Investment Option	Investment Company/ Adviser/ Manager/ Sub-Adviser	Investment Objective
Aspen Aggressive Growth Portfolio	Investment Company: Janus Aspen Series Investment Adviser: Janus Capital	Seeks long-term growth of capital by investing primarily in common stocks selected for their growth potential and normally investing at least 50% of its equity assets in medium-sized companies which fall within the range of companies in the S&P® MidCap 400 Index.
Aspen Balanced Portfolio	Investment Company: Janus Aspen Series Investment Adviser: Janus Capital	Seeks long-term growth of capital, consistent with preservation of capital and balanced by current income by normally investing 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. The portfolio normally invests at least 25% of its assets in fixed-income securities.
Aspen Growth Portfolio	Investment Company: Janus Aspen Series Investment Adviser: Janus Capital	Seeks long-term growth of capital in a manner consistent with preservation of capital by investing primarily in common stocks selected for their growth potential. Although the portfolio can invest in companies of any size, it generally invests in larger, more established companies.
Aspen International Growth Portfolio	Investment Company: Janus Aspen Series Investment Adviser: Janus Capital	Seeks long-term growth of capital by investing at least 65% of its total assets in securities of issuers from at least five different countries, excluding the United States. Although the portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may at times invest in U.S. issuers and it may at times invest all of its assets in fewer than five countries or even a single country.
Aspen Worldwide Growth Portfolio	Investment Company: Janus Aspen Series Investment Adviser: Janus Capital	Seeks long-term growth of capital in a manner consistent with preservation of capital by investing primarily in common stocks of companies of any size throughout the world. The portfolio normally invests in issuers from at least five different countries, including the United States. The portfolio may at times invest in fewer than five countries or even in a single country.
VP Growth Opportunities Portfolio	Investment Company: Pilgrim Variable Products Trust Investment Adviser: ING Pilgrim Investments, LLC	This fund seeks long-term growth of capital.

INVESTMENT PORTFOLIO OBJECTIVES

Variable Investment Option	Investment Company/ Adviser/ Manager/ Sub-Adviser	Investment Objective
VP MagnaCap Portfolio	Investment Company: Pilgrim Variable Products Trust Investment Adviser: ING Pilgrim Investments, LLC	The fund seeks growth of capital with dividend income as a secondary consideration.
VP MidCap Opportunities Portfolio	Investment Company: Pilgrim Variable Products Trust Investment Adviser: ING Pilgrim Investments, LLC	This fund seeks long-term capital appreciation.
VP SmallCap Opportunities Portfolio	Investment Company: Pilgrim Variable Products Trust Investment Adviser: ING Pilgrim Investments, LLC	This fund seeks capital appreciation.
Putnam VT Growth and Income Fund – Class IB Shares	Investment Company: Putnam Variable Trust Investment Adviser: Putnam Investment Management, LLC	Seeks capital growth and current income by investing mainly in common stocks of U.S. companies with a focus on value stocks that offer the potential for capital growth, current income or both.
Putnam VT New Opportunities Fund – Class IB Shares	Investment Company: Putnam Variable Trust Investment Adviser: Putnam Investment Management, LLC	Seeks long-term capital appreciation by investing mainly in commons stocks of U.S. companies with a focus on growth stocks within sectors believed to have high growth potential.
Putnam VT Small Cap Value Fund – Class IB Shares	Investment Company: Putnam Variable Trust Investment Adviser: Putnam Investment Management, LLC	Seeks capital appreciation by investing in common stocks of U.S. companies with a focus on value stocks.
Putnam VT Voyager Fund – Class IB Shares	Investment Company: Putnam Variable Trust Investment Adviser: Putnam Investment Management, LLC	Seeks to provide capital appreciation by investing in stocks of U.S. companies with a focus on growth stocks.

The Guaranteed Interest Account

You may allocate all or a part of your net premium and transfer your net account value into the guaranteed interest account. The guaranteed interest account guarantees principal and is part of our general account. It pays interest at a fixed rate that we declare.

The general account contains all of our assets other than those held in the separate account (variable investment options) or other separate accounts.

The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the guaranteed interest account under the Securities Act of 1933. Also, we have not registered the guaranteed interest account or the general account as an investment company under the

Investment Company Act of 1940 (because of exemptive and exclusionary provisions). This means that the general account, the guaranteed interest account and its interests are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the guaranteed interest account. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

The amount you have in the guaranteed interest account is all of the net premium you allocate to that account, *plus* transfers you make to the guaranteed interest account *plus* interest earned, *minus* amounts you transfer out or withdraw. It may be reduced by deductions for charges from your account value allocated to it.

We declare the interest rate that applies to all amounts in the guaranteed interest account. This interest rate is never less than the minimum guaranteed interest rate of 3.5%. The credited interest rate will be in effect for an initial twelve-month period. Thereafter, the credited interest rate will be similarly guaranteed for a successive period of at least twelve months at the interest rate current at that time. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the guaranteed interest account on a daily basis. We pay interest regardless of the actual investment performance of our account. We bear all of the investment risk for the guaranteed interest account.

DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard variable life insurance policy. There may be differences in the policy because of state requirements where we issue your policy. We describe all such differences in your policy.

If you would like to know about variations specific to your state, please ask your agent/registered representative. ING Southland can provide him/her with the list of variations that will apply to your policy.

Applying for a Policy

You purchase this variable universal life policy by submitting an application to us. On the policy date, the insured person must be no older than age 75. The insured person is the person on whose life we issue a policy and upon whose death we pay death proceeds.

You may request that we back-date the policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy.

From time to time, we may accept an insured person who exceeds our normal maximum age limit. We will not unfairly discriminate in determining the maximum age at issue. All exceptions to our normal limit are dependent upon our ability to obtain acceptable reinsurance coverage for our risk with an older insured.

We and our affiliates offer other products to insure people which may or may not better match your needs.

Temporary Insurance

If you apply and qualify, we may issue temporary insurance in an amount equal to the face amount of insurance for which you applied. The maximum amount of temporary insurance is $3 million, which includes any other in-force coverage you have with us.

Temporary coverage begins when all of the following events have occurred:
- you have completed and signed our conditional receipt or temporary insurance agreement
- we receive and accept a premium payment of at least your scheduled premium (selected on your application)
- parts I and II of the application are complete.
- Temporary life insurance coverage ends on the earliest of:
- the date we return your premium payments
- five days after we mail notice of termination to the address on your application
- the date your policy coverage starts
- the date we refuse to issue a policy based on your application
- 90 days after you sign our conditional receipt or temporary insurance agreement, as applicable.

There is no death benefit under the temporary insurance agreement if:
- there is a material misrepresentation in statements on your application, conditional receipt, or temporary insurance agreement
- the person or persons intended to be insured die by suicide or self-inflicted injury
- the bank does not honor your premium check.

Policy Issuance

Before we issue a policy, we require satisfactory evidence of insurability of the insured person and payment of your initial premium. This evidence may include completion of underwriting and issue requirements.

The policy date shown on your policy schedule determines:
- monthly processing dates
- policy months
- policy years
- policy anniversaries.

It is not affected by when you receive the policy. The policy date may be different from the date we receive your first premium payment. Generally we charge monthly deductions from your policy date.

The policy date is determined one of three ways:

1. the date you designate on your application, subject to our approval.

2. the back-date of the policy to save age, subject to our approval and law.

3. if there is no designated date or back-date, the policy date is:
   - the date all underwriting and administrative requirements have been met if we receive your initial premium before we issue your policy; or
   - the date we receive your initial premium if it is after we approve your policy for issue.

If you choose to have your policy date be earlier than the date we issue your policy (called back-dating), then the following charges will be charged from that earlier date on your first monthly processing date:
- cost of insurance charges
- monthly rider charges

- monthly administrative charge
- policy charge
- mortality and expense risk charge
- Guaranteed Minimum Death Benefit Charge

If you have elected to backdate your policy which enables you to gain benefit of a lower age for the purposes of calculating the cost of insurance charges on your policy, you should understand there are some inherent costs associated with your decision to backdate. For each month that your policy is backdated, the applicable cost of insurance charges are accumulated and deducted from your initial premium payment. Thus, backdating your policy has the effect of lowering your initial net premium and thus the amount available to be allocated to the investment options. On backdated policies the accrued cost of insurance charges deducted from the initial premium result in policy values being lower than those in any policy illustrations you have received.

Definition of Life Insurance

We apply a test to make sure that your policy meets the federal income tax definition of life insurance. The guideline premium/cash value corridor test applies to your policy. We may limit premium payments relative to your policy death benefit under this test. ***See Tax Status of the Policy, page 52***.

Premium Payments

You may choose the amount and frequency of premium payments, within limits. You cannot make premium payments after the death of the insured person or after the continuation of coverage period begins. ***See Continuation of Coverage, page 31***.

We consider payments we receive to be premium payments if you do not have an outstanding loan and your policy is not in the continuation of coverage period. After we deduct certain charges from your premium payment, we add the remaining net premium to your policy.

A payment is received by us when it is received at our offices. After you have paid your initial premium, we suggest you send payments directly to the Company, rather than through your agent/ registered representative, to assure the earliest crediting date.

Scheduled Premium

Your premium payments are flexible. You may select your scheduled (planned) premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy and schedule, is the amount you choose to pay over a stated time period. **This amount may or may not be enough to keep your policy in force**. You may receive premium reminder notices for the scheduled premium on a quarterly, semi-annual or annual basis. You are not required to pay the scheduled premium.

You may choose to pay your premium by electronic funds transfer each month. Your financial institution may charge for this service. If you choose to pay your initial premium by electronic transfer, please be sure to include the appropriate information as part of your application to avoid a delay in making your coverage effective.

You can change the amount of your scheduled premium within our minimum and maximum limits at any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected. During the special continuation period, your scheduled premium should not be less than the minimum annual premium shown in your policy.

If you want the guaranteed minimum death benefit, your scheduled premium should not be less than the guarantee period annual premium shown in your policy. ***See Guaranteed Minimum Death Benefit, page 27***.

Unscheduled Premium Payments

Generally speaking, you may make unscheduled premium payments at any time, however:
- We may limit the amount of your unscheduled premium payments that would result in an increase in the base death benefit amount required by the federal income tax law definition of life insurance. We may require satisfactory evidence that the insured person is insurable at the time that you make the unscheduled premium payment if the death benefit is increased due to your unscheduled premium payments.
- We may require proof that the insured person is insurable if your unscheduled premium payment will cause the net amount at risk to increase.

- We will return premium payments which are greater than the "seven-pay" limit for your policy if your payment would cause your policy to become a modified endowment contract, unless you have acknowledged in writing the new modified endowment contract status for your policy.

See Modified Endowment Contracts, page 53 and Changes to Comply with the Law, page 55.

If you have an outstanding policy loan and you make an unscheduled payment, we will consider it a loan repayment, unless you tell us otherwise. If your payment is a loan repayment, we do not take tax or sales charges.

Target Premium

Target premium is not based on your scheduled premium. Target premium is actuarially determined based on the age, gender and premium class of the insured person. The target premium is used in determining your sales charge, surrender charge and the distribution allowance we pay. It may or may not be enough to keep your policy in force. You are not required to pay the target premium and there is no penalty for paying more or less. The target premium for your policy and each additional segment is listed in your policy schedule. ***See Premiums Payments, page 21***.

Minimum Annual Premium

To qualify for the special continuation period, you must pay a minimum annual premium during each of your first three policy years.

Your minimum annual premium is based on:
- the insured person's age, gender and premium class
- the stated death benefit of your policy
- riders on your policy.

Your minimum annual premium is shown in the schedule pages of your policy. We may reduce the minimum annual premium for group or sponsored arrangements, or for corporate purchasers.

Special Continuation Period

The special continuation period, or no lapse guarantee period, is the first three policy years. Under the special continuation period, we guarantee that your policy will not lapse, regardless of its net

account value, if on a monthly processing date:
- the sum of all premiums you have paid, *minus* partial withdrawals that you have taken, *minus* policy loans that you have taken, including accrued loan interest, *is greater than or equal to;*
- the minimum monthly premiums for each policy month from the first month of your policy through the current policy monthly processing date.

The minimum monthly premium is one-twelfth of the minimum annual premium.

During the first three years of your policy, if there is not enough net account value to pay the monthly deductions and you have satisfied our requirements, we do not allow your policy to lapse. We do not permanently waive policy charges. Instead, we continue to deduct these charges which may result in a negative net cash surrender value, unless you pay enough premium to prevent this. The negative balance is your unpaid monthly deductions owing. At the end of the special continuation period to avoid lapse of your policy you must pay enough premium to bring the net account value to zero *plus* the amount that covers your estimated monthly deductions for the following two months. ***See Lapse, page 39***.

Allocation of Net Premium

The net premium is the balance remaining after we deduct tax and sales charges from your premium payment.

Insurance coverage does not begin until we receive your initial premium. It must be at least the sum of your scheduled premiums due from your policy date through your investment date.

The investment date is the first date we apply the net premium to your policy. If we receive your initial premium after we approve your policy for issue, the investment date is the date we receive your initial premium.

We apply the initial net premium to your policy after all of the following conditions have been met:
- we receive the required amount of premium
- all issue requirements have been received by our customer service center
- we approve your policy for issue.

Amounts you designate for the guaranteed interest account will be allocated to that account on the

investment date. If your state requires return of your premium during the free look period, we initially invest amounts you have designated for the variable investment options into the Fidelity VIP Money Market Portfolio. We later transfer these amounts from this Portfolio to your selected variable investment options, based on your most recent premium allocation instructions, at the earlier of the following dates:
- five days after we mailed your policy *plus* your state free look period has ended; or
- we have received your delivery receipt *plus* your state free look period has ended.

If your state provides for return of account value during the free look period (or no free look period), we invest amounts you designated for the variable investment options directly into your selected investment options.

We allocate all later premium payments to your policy on the valuation date of receipt. We use your most recent premium allocation instructions specified in whole number percentages totaling 100%. A payment is received by us when it is received at our offices. After you have paid your initial premium, we suggest you send payments directly to the Company, rather than through your agent/registered representative, to assure the earliest crediting date.

Premium Payments Affect Your Coverage

Unless you have the guaranteed minimum death benefit feature or your policy is in the special continuation period, your coverage lasts only as long as your net account value is enough to pay the monthly charges and your account value is more than your outstanding policy loan *plus* accrued loan interest. If you do not meet these conditions, your policy will enter the 61-day grace period and you must make a premium payment to avoid lapse. ***See Lapse, page 39 and see Grace Period, page 39***.

If you pay your minimum annual premium each year during the first three policy years and take no policy loan or withdrawals, we guarantee your policy and riders will not lapse during the special continuation period, regardless of your net account value. ***See Special Continuation Period, page 22***.

Under the guaranteed minimum death benefit, the base death benefit portion of your policy remains

effective until the end of the guarantee period. The guaranteed minimum death benefit feature does not apply to riders which terminate when your policy is kept in force under this feature. You must meet all conditions of the guarantee. ***See Guaranteed Minimum Death Benefit, page 27***.

Modified Endowment Contracts

There are special federal income tax rules for distributions from life insurance policies which are modified endowment contracts. These rules apply to policy loans, surrenders and partial withdrawals. Whether or not these rules apply depends upon whether or not the premium we receive is greater than the "seven-pay" limit.

If we find that your scheduled premium causes your policy to be a modified endowment contract on your policy date, we will require you to acknowledge that you know the policy is a modified endowment contract. We will issue your policy based on the scheduled premium you selected. If you do not want your policy to be issued as a modified endowment contract, you may reduce your scheduled premium to a level which does not cause your policy to be a modified endowment contract. We will then issue your policy based on the revised scheduled premium. ***See Modified Endowment Contracts, page 53***.

Death Benefits

You decide the amount of insurance you need, now and in the future. You can combine the long-term advantages of permanent life insurance (base coverage) with the flexibility and short-term advantages of term life insurance. Both permanent and term life insurance are available with one policy. The stated death benefit is the permanent element of your policy. The adjustable term insurance rider is the term insurance element. ***See Adjustable Term Insurance Rider, page 29***.

Generally we require a minimum stated death benefit of $100,000. We may reduce the minimum stated death benefit for group or sponsored arrangements, or corporate purchasers. Our underwriting procedures in effect at the time you apply may limit the maximum stated death benefit.

Coverage provided by the adjustable term insurance rider is not included in the guaranteed minimum death benefit.

It may be to your economic advantage to include part of your insurance coverage under the adjustable term insurance rider. Both the cost of insurance under the adjustable term insurance rider and the cost of insurance for the base death benefit are deducted monthly from your account value and generally increase with the age of the insured person. Use of the adjustable term insurance rider may reduce the distribution allowance, but may increase the monthly cost of insurance. ***See Adjustable Term Insurance Rider, page 29***.

Your death benefit is calculated as of the date of death of the insured person.

Death Benefit Summary

This chart assumes no death benefit option changes and no requested or scheduled increases or decreases in stated or target death benefit and that partial withdrawals are less than the premium we receive.

	Option A	Option B
Stated Death Benefit	The amount of policy death benefit at issue, not including rider coverage. This amount stays level throughout the life of the policy.	The amount of policy death benefit at issue, not including rider coverage. This amount stays level throughout the life of the policy.

	Option A	Option B
Base Death Benefit	The greater of the stated death benefit or the account value multiplied by the appropriate death benefit corridor factor.	The greater of the stated death benefit *plus* the account value or, the account value multiplied by the appropriate death benefit corridor factor.
Target Death Benefit	Stated death benefit *plus* adjustable term insurance rider benefit. This amount remains level throughout the life of the policy.	Stated death benefit *plus* adjustable term insurance rider benefit. This amount remains level throughout the life of the policy.
Total Death Benefit	It is the greater of the target death benefit or the base death benefit.	It is the greater of the target death benefit *plus* the account value or the base death benefit.
Adjustable Term Insurance Rider Benefit	The adjustable term insurance rider benefit is the total death benefit *minus* base death benefit, but it will not be less than zero. If the account value multiplied by the death benefit corridor factor is greater than the stated death benefit, the adjustable term insurance benefit will be decreased. It will be decreased so that the sum of the base death benefit and the adjustable term insurance rider benefit is not greater than the target death benefit. If the base death benefit becomes greater than the target death benefit, then the adjustable term insurance rider benefit is zero.	The adjustable term insurance rider benefit is the total death benefit *minus* the base death benefit, but it will not be less than zero. If the account value multiplied by the death benefit corridor factor is greater than the stated death benefit plus the account value, the adjustable term insurance rider benefit will be decreased. It will be decreased so that the sum of the base death benefit and the adjustable term insurance rider benefit is not greater than the target death benefit plus the account value. If the base death benefit becomes greater than the target death benefit plus the account value, then the adjustable term insurance rider benefit is zero.

Base Death Benefit

Your base death benefit can be different from your stated death benefit as a result of:
- your choice of death benefit option
- increases or decreases in the stated death benefit
- a change in your death benefit option.

Federal income tax law requires that your death benefit be at least as much as your account value multiplied by a factor defined by law. This factor is based on:
- the insured person's age
- the insured person's gender
- the guideline premium/cash value corridor test for the federal income tax law definition of life insurance. ***See Appendix A, page 146***.

As long as your policy is in force, we will pay the death proceeds to your beneficiaries calculated at the death of the insured person. The beneficiaries are the people you name to receive the death proceeds from your policy. The death proceeds are:
- your base death benefit; *plus*
- rider benefits; *minus*
- your outstanding policy loan with accrued loan interest; *minus*
- outstanding policy charges incurred before the insured person's death.

There could be outstanding policy charges if the insured person dies while your policy is in the grace period or in the three-year special continuation period.

Death Benefit Options

You have a choice of two death benefit options (described below). Your choice may result in your base death benefit being greater than your stated death benefit.

Under death benefit option A, your base death benefit is the greater of:
- your stated death benefit on the date of the insured person's death; or
- your account value on the date of the insured person's death multiplied by the appropriate *"Death Benefit Corridor Factor"* from the table in Appendix A.

With option A, positive investment performance generally reduces your net amount at risk, which lowers your policy's cost of insurance charge. Option A offers insurance coverage that is a set amount with potentially lower cost of insurance charges over time.

Under death benefit option B, your base death benefit is the greater of:
- your stated death benefit *plus* your account value on the date of the insured person's death; or
- your account value on the date of the insured person's death multiplied by the appropriate *"Death Benefit Corridor Factor"* from the table in Appendix A.

With option B, investment performance is reflected in your insurance coverage.

Changes in Death Benefit Options

You may request a change in your death benefit option on or after your first monthly processing date and before the continuation of coverage period begins.

Your death benefit option change is effective on your next monthly processing date after we approve it, so long as at least one day remains before your monthly processing date. If less than one day remains before your monthly processing date, the change will be effective on your second following monthly processing date.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

A death benefit option change applies to your entire stated or base death benefit. Changing your death benefit option may reduce or increase your target death benefit, as well as your stated death benefit.

We may not approve a death benefit option change if it reduces the target or stated death benefit below the minimum we require to issue your policy.

You may change from death benefit option A to option B, or from option B to option A. For you to change from death benefit option A to option B, we may require proof that the insured person is insurable under our normal rules of underwriting. A death benefit option change applies to your entire stated or base death benefit.

On the effective date of your option change, your stated death benefit changes as follows:

Change From	Change To	Stated Death Benefit Following Change:
Option A	Option B	your stated death benefit before the change *minus* your account value as of the effective date of the change.
Option B	Option A	your stated death benefit before the change *plus* your account value as of the effective date of the change.

We increase or decrease your stated death benefit to keep the net amount at risk the same. There is no change to the amount of coverage under your adjustable term insurance rider. ***See Cost of Insurance Charge, page 48***.

If you change your death benefit option, we adjust the stated death benefit for each of your segments by allocating your account value to each benefit segment. For example, if you change from death benefit option A to option B, your stated death benefit is decreased by the amount of your account value allocation to that segment. If you change from death benefit option B to option A, your stated death benefit is increased by the amount allocated to that segment.

We do not impose a surrender charge for a decrease in your stated death benefit caused by a change of death benefit option. We do not adjust the target premium when you change your death benefit option. ***See Surrender Charge, page 49***.

Changing your death benefit option may have tax consequences. You should consult a tax adviser before changing your death benefit option.

Changes in Death Benefit Amounts

Contact your agent/registered representative or our customer service center to request a change in your policy's death benefit. The request is effective on the next monthly processing date after we receive and approve your request. There may be underwriting or other requirements which must be met before your request can be approved. Your requested change must be for at least $10,000.

After we make your requested change, we will send you a new policy schedule page. Keep it with your policy. We may ask you to send your policy to us so that we can make the change for you. You may change the target death benefit once in a policy year.

We may not approve a requested change if it will disqualify your policy as life insurance under federal income tax law. If we disapprove a change for any reason, we provide you with a notice of our decision. *See Tax Considerations, page 52*.

You may reduce your death benefit on or after your second policy anniversary. Requested reductions in the death benefit will be applied first to decrease the target death benefit. We decrease your stated death benefit only after your adjustable term insurance rider coverage is reduced to zero. If you have more than one segment, we divide decreases in stated death benefit among your benefit segments pro rata unless law requires differently.

You cannot decrease the stated death benefit below $100,000, or the minimum we require to issue your policy.

You may increase your target or stated death benefit after your first policy anniversary and before the insured person's 75th birthday.

You must provide satisfactory evidence that the insured person is still insurable to increase your death benefit. Unless you tell us differently, we assume your request for an increase in your target death benefit is also a request for an increase to your stated death benefit. Thus, the amount of your adjustable term insurance rider will not change.

The initial death benefit segment, or first segment, is the stated death benefit on your policy's effective date. A requested increase in stated death benefit will cause a new segment to be created. Once created, it is permanent unless law requires differently. The segment year runs from the segments effective date to its anniversary.

Each new segment may have:
- a new minimum annual premium during the special continuation period
- a new sales charge
- new cost of insurance charges, guaranteed and current
- a new incontestability period
- a new suicide exclusion period
- a new target premium.

We allocate the net amount at risk among segments in the same proportion that each segment bears to the total stated death benefit. Premium we receive after an increase is applied to your policy segments in the same proportion as the target premium for each segment bears to the total target premium for all segments.

There may be tax consequences as a result of a change in your death benefit amount. You should consult a tax adviser before changing your death benefit amount *See Tax Status of the Policy, page 52 and Modified Endowment Contracts, page 53*.

Guaranteed Minimum Death Benefit

Usually, your coverage lasts only as long as your net account value is enough to pay the monthly charges and your account value is more than your outstanding policy loan *plus* accrued loan interest. Your account value depends on:
- timing and amount of premium payments
- the investment performance of the variable investment options.
- the interest you earn in the guaranteed interest account
- the amount of your monthly charges
- partial withdrawals you take
- loan activity you may have.

The guaranteed minimum death benefit rider may be selected only at policy issue. This rider extends the period that your policy's stated death benefit remains in effect even if the variable investment options perform poorly.

The two guarantee period options vary primarily by the length of time they cover:

1. the later of ten policy years or until the policy anniversary nearest insured person's 65th birthday.

2. the lifetime of the insured person or until the maturity date.

The guaranteed minimum death benefit coverage does not apply to riders, including the adjustable term insurance rider. Therefore, if your net account value is not enough to pay the deductions as they come due on your policy and if your policy is no longer in the special continuation period, only the stated death benefit portion of your coverage is guaranteed to stay in force.

Charges for your guaranteed minimum death benefit and base coverage are deducted each month to the extent that there is sufficient net account value to pay these charges. If there is not sufficient net account value to pay a charge, it is permanently waived. Deduction of charges will resume once there is sufficient net account value.

The guaranteed minimum death benefit is not available in some states.

During the guarantee period, we will deduct a monthly charge for this rider from your account value. *See Monthly Deductions From Your Account Value, page 47*.

Requirements to Maintain the Guarantee Period

To qualify for the guaranteed minimum death benefit you must pay an annual premium higher than the minimum annual premium. This higher premium is called the guarantee period annual premium. The guarantee period monthly premium is one-twelfth of the guarantee period annual premium. Your net account value must meet certain diversification requirements.

Although the required guarantee period annual premium level is different for the two guaranteed period options, the guaranteed minimum death benefit operates similarly for either option.

For most policies, the guarantee period annual premium for the guarantee period for life will be equal to the guideline annual premium determined under the federal income tax law definition of life insurance. For most policies, the guarantee period annual premium for the ten year or age 65 guarantee period will be the greater of the target premium or the minimum annual premium for each segment. The guarantee period annual premium for the guarantee period for life will be greater than that required for the ten year or age 65 guarantee period.

Your guarantee period annual premium is based on which of the two guarantee periods you choose and:
- your policy's stated death benefit.
- the insured person's age, gender, premium class and underwriting characteristics.
- the death benefit option you choose.
- additional rider coverage on your policy.
- other additional benefits on your policy.

At each monthly processing date we test to see if you have paid enough premium to keep your guarantee in place. We calculate:
- actual premiums paid; *minus*
- the amount of any partial withdrawals you make; *minus*
- policy loans you take with accrued loan interest. This amount must *equal or exceed*:
- the sum of the guarantee period monthly premium payments for each policy month starting with your first policy month through the end of the policy month that begins on the current monthly processing date.

You must continually meet the requirements of the guarantee period for this feature to remain in effect. We show the guarantee period annual premium on your policy schedule. If your policy benefits increase, the guarantee period annual premium increases.

The guarantee period ends if your net account value on any monthly processing date is not diversified as follows:

1. you must invest your net account value in at least five investment options; and

2. you may invest no more than 35% of your net account value in any one investment option.

Your policy will continue to meet the diversification requirements if:

1. you have automatic rebalancing and you meet the two diversification tests listed above; or

2. you have dollar cost averaging which results in transfers into at least four investment options with no more than 35% of any transfer directed to any one.

See Dollar Cost Averaging, page 35, and Automatic Rebalancing, page 36.

If you select the guaranteed minimum death benefit, you must make sure your policy satisfies the premium test and diversification test continuously from your policy date. If you fail to satisfy either test and you do not correct it, this feature terminates. Once it terminates, you cannot reinstate the guaranteed minimum death benefit feature. The guarantee period annual premium then no longer applies to your policy.

Riders

Your policy may include benefits, attached by rider. A rider may have an additional cost. You may cancel riders at any time.

Periodically we may offer other riders not listed here. Contact your agent/registered representative for a complete list of riders available.

Adding or canceling riders may have tax consequences. See Modified Endowment Contracts, page 53.

Adjustable Term Insurance Rider

You may increase your death proceeds by adding an adjustable term insurance rider. This rider allows you to schedule the pattern of death benefits appropriate for anticipated needs. As the name suggests, the adjustable term insurance rider adjusts over time to maintain your desired level of coverage.

You specify a target death benefit when you apply for this rider. The target death benefit can be level for the life of your policy or can be scheduled to change at the beginning of a selected policy year(s). ***See Death Benefits, page 24***.

We generally restrict your target death benefit to an amount not more than eleven times your stated death benefit at issue. In other words, if your stated death benefit is $100,000, then the maximum amount of target death benefit we allow you is $1,100,000.

The adjustable term insurance rider death benefit is the difference between your target death benefit and your base death benefit, but not less than zero. The rider's death benefit automatically adjusts daily as your base death benefit changes. Your death benefit depends on which death benefit option is in effect:

Option A: If option A is in effect, the total death benefit is the greater of:

    a.   the target death benefit; or

    b.   the account value multiplied by the appropriate factor from the death benefit corridor factors in the policy.

Option B: If option B is in effect, the total death benefit is the greater of:

    a.   the target death benefit *plus* the account value; or

    b.   the account value multiplied by the appropriate factor from the death benefit corridor factors in the policy.

For example, under option A, assume your base death benefit changes as a result of a change in your account value. The adjustable term insurance rider adjusts to provide death benefits equal to your target death benefit in each year:

Base Death Benefit	Target Death Benefit	Adjustable Term Insurance Rider Amount
$201,500	$250,000	$48,500
202,500	250,000	47,500
202,250	250,000	47,750

It is possible that the amount of your adjustable term insurance may be zero if your base death benefit increases enough. Using the same example, if the base death benefit under your policy grew to $250,000 or more, the adjustable term insurance would be zero.

Even when the adjustable term insurance is reduced to zero, your rider remains in effect until you remove it from your policy. Therefore, if later the base death benefit drops below your target death benefit, the adjustable term insurance rider coverage reappears to maintain your target death benefit.

You may change the target death benefit schedule after it is issued, based on our rules. ***See Changes in Death Benefit Amounts, page 27***.

We may deny future, scheduled increases to your target death benefit if you cancel a scheduled change or if you ask for an unscheduled decrease in your target death benefit.

Partial withdrawals, changes from death benefit option A to option B and base decreases may reduce your target death benefit. *See Partial Withdrawals, page 38 and Changes in Death Benefit Options, page 26.*

There is no defined premium for a given amount of adjustable term insurance coverage. Instead, we deduct a separate monthly cost of insurance charge from your account value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider coverage multiplied by the adjustable term death benefit in effect at the monthly processing date. The cost of insurance rates are determined by us from time to time. They will be based on the issue age, gender and premium class of the person insured, as well as the length of time since your policy date.

The only charge for this coverage is the cost of insurance charge. The total charges you pay may be less if you have greater coverage under an adjustable term insurance rider rather than as base death benefit. The monthly guaranteed maximum cost of insurance rates for this rider are in your policy. *See Cost of Insurance Charge, page 48.*

There are no sales charges or surrender charges for this coverage.

If the target death benefit is increased by you after the adjustable term insurance rider is issued, we use the same cost of insurance rate schedule for the entire coverage for this rider. These rates are based on the original premium classes even though satisfactory new evidence of insurability is required for the increased schedule. *See Cost of Insurance Charge, page 48.*

Not all policy features apply to the adjustable term insurance rider. The rider does not contribute to the policy account value nor to surrender value. It does not affect investment performance and cannot be used for a policy loan. The adjustable term insurance rider provides benefits only at the insured person's death.

Accelerated Death Benefit Rider

This rider pays part of the death benefit to you if a qualified doctor diagnoses a terminal illness of the insured person. Receipt of such an accelerated payment reduces the death benefit of your policy and its net cash surrender value. No policy loans are permitted after this rider is exercised. There is no charge for this rider.

Accidental Death Benefit Rider

This rider will pay the benefit amount selected by you if the insured dies as a result of accident. The insured person may be no younger than age 5 and no older than age 60 at issue. The minimum coverage is $10,000. The maximum coverage is the lesser of the stated death benefit; or, $100,000 for an insured person age 5 through 25; or $300,000 for an insured person age 26 through 60. The monthly charge for this rider is $0.08 to $0.15 per $1,000 of rider coverage depending on the insured person's age.

Additional Insured Rider

This rider provides death benefits upon the death of a named immediate family member. The insured person under the rider must be no more than age 75. You may add up to nine additional insured riders to your policy. We require proof of insurability for each person. The minimum coverage for each person is $10,000. The maximum coverage for all additional insured persons is five *times* your total stated death benefit. The monthly charge for this rider is included as part of the cost of insurance charge. *See Cost of Insurance Charge, page 48.*

Children's Insurance Rider

This rider will allow you to add death benefit coverage on your children. You may cover children upon birth or legal adoption without presenting evidence of insurability to us. Each child must be at least 7 days old and no more than age 18. The primary insured person must be no less than age 15 and no more than age 55. The minimum coverage per child is $1,000. If your policy date is before May 1, 2000, the maximum coverage is $10,000 per child. If your policy date is on or after May 1, 2000, the maximum coverage is $25,000 per child. The monthly charge for this rider is $0.50 per $1,000 of rider coverage.

Guaranteed Insurability Rider

This rider will allow you to increase your stated death benefit without providing us with evidence that the insured person remains insurable while the policy is in force. The insured person may be no more than age 39. Increases are limited in amount and timing. The monthly charge for this rider is $0.04 to $0.19 per $1,000 of coverage depending on the insured person's age. If you add this rider to your policy, you may not add the guaranteed minimum death benefit rider.

Guaranteed Minimum Death Benefit Rider

This rider provides that your stated death benefit will remain in force for the selected guarantee period regardless of the amount of your net account value, provided certain conditions are met. The monthly rider charge is $0.005 per $1,000 of stated death benefit, guaranteed never to exceed $0.01 per $1,000 of stated death benefit. *See Guaranteed Minimum Death Benefit, page 27*.

Waiver of Cost of Insurance Rider

If the insured person becomes totally disabled while your policy is in force, this rider provides that we waive the monthly expense charges, cost of insurance charges and rider charges during the disability period. The insured person must be no less than age 5 and no more than age 59. If you add this rider to your policy, you may not add the waiver of specified premium rider. The rider charges are part of the cost of insurance charge. *See Cost of Insurance Charge, page 48*.

Waiver of Specified Premium Rider

If the insured person becomes totally disabled while your policy is in force, this rider provides that after a waiting period, we credit a specified premium amount monthly to your policy during the disability period. The insured person must be no less than age 5 and no more than age 59. The monthly charge for this rider is $2.15 to $13.00 per $100 of rider coverage depending on the insured person's age and gender. If you add this rider to your policy, you may not add the waiver of cost of insurance rider.

Special Features

Designated Deduction Option

You may designate an investment option from which we will deduct your monthly charges. You may make this designation at any time. You may not use the loan account as your designated deduction option.

You may elect not to choose a designated deduction investment option or the amount in your designated

deduction investment option may not be enough to cover the monthly deductions. If so, these charges are taken from the variable investment options and guaranteed interest account in the same proportion that your account value in each has to your total net account value on the monthly processing date.

Right to Exchange Policy

During the first 24 months after your policy date, you have the right to exchange your policy for a guaranteed policy, unless law requires differently. We transfer the amount you have in the variable division to the guaranteed interest account. We allocate all future net premium to the guaranteed interest account. We do not allow future payments or transfers to the variable investment options after you exercise this right. We do not charge for this exchange. *See The Guaranteed Interest Account, page 19*.

Policy Maturity

If at the policy anniversary nearest the insured person's 100th birthday (maturity date), you do not want the continuation of coverage feature you should surrender the policy for the net account value and end coverage. Part of this payment may be taxable. You should consult your tax adviser.

Continuation of Coverage

The continuation of coverage feature allows your insurance coverage to continue in force beyond your policy maturity date. On the policy anniversary nearest the insured person's 100th birthday, you may accept the continuation of coverage feature by not surrendering your policy.

Your policy date determines your policy's coverage during the continuation of coverage period. You will have "Type 1" coverage if your policy is issued before October 1, 2000, or after that date but before your state permits us to issue "Type 2" coverage. You will have "Type 2" coverage if your policy date is on or after October 1, 2000, and your state permits us to issue "Type 2."

The differences between the two types are shown below.

Continuation of Coverage

Continuation of Coverage	Death Benefit Option During Continuation of Coverage Period	Stated Death Benefit During Continuation of Coverage Period
Type 1	Option B	Zero
Type 2	Option A	Target Death Benefit as of the policy maturity date

With either type of coverage, the insurance coverage continues until the death of the insured person, unless the policy lapses or is surrendered. We accept no further premium payments and deduct no further monthly deductions. However, all riders terminate and your account value is transferred into the guaranteed interest account. You no longer have access to the variable investment options.

You may take a policy loan or partial withdrawals. If we pay a persistency refund on the guaranteed interest account, it will be credited to your policy. **See Persistency Refund, page 32**.

If you have an outstanding policy loan, interest continues to accrue. If you fail to make sufficient loan or loan interest payments, it is possible that the loan balance *plus* accrued interest may become greater than your account value and cause your policy to lapse. To avoid lapse, you may repay the loan and loan interest during the continuation of coverage period.

If you wish to stop coverage during the continuation of coverage period, you may surrender your policy and receive the net account value with no surrender charge. All normal consequences of surrender apply. **See Surrender, page 40**.

The continuation of coverage feature is not available in all states. If a state has approved this feature, it is an automatic feature and you do not need to take any action to activate it. In certain states the death benefit during the continuation of coverage period is the account value. Contact your agent/registered representative or our customer service center to find out if this feature is available in your state and which type of death benefit applies in your state.

The tax consequences of coverage continuing beyond the policy anniversary nearest the insured person's 100th birthday are uncertain. You should consult a tax adviser as to those consequences.

Persistency Refund

Where law allows us, we pay long-term policy owners a persistency refund. Each month your policy remains in force after your tenth policy anniversary, we credit your account value with a refund of 0.0375% of the net account value. This refund is 0.45% of your net account value on an annual basis.

We add the persistency refund to the variable investment options in the same proportion that your account value in each investment option has to your total account value in all of the variable investment options as of the monthly processing date.

Here are two examples of how the persistency refund may affect your account value each month:

Example 1: Your policy *has no loan*:
- account value = $10,000 (all in the variable investment options)
- monthly persistency refund rate = 0.000375
- persistency refund = 10,000 x 0.000375 = $3.75

	Before Persistency Refund	After Persistency Refund
Variable investment options	$10,000.00	$10,003.75

Example 2: Your policy *does have a loan*:
- account value = $10,000
- account value in the variable investment options = $6,000
- account value in the loan account = $4,000
- monthly persistency refund rate = 0.000375
- persistency refund = 6,000 x 0.000375 = $2.25

	Before Persistency Refund	After Persistency Refund
Variable investment options	$6,000.00	$6,002.25
Loan	$4,000.00	$4,000.00

Policy Values

Account Value

Your account value, or accumulation value, is the total amount you have in the guaranteed interest account, the variable investment options, and the loan account. Your account value reflects:
- net premiums applied
- charges deducted
- partial withdrawals taken
- investment performance of the variable investment options.
- interest earned on the guaranteed interest account.
- interest earned on the loan account.

Net Account Value

Your policy's net accumulation value (net account value) is your account value *minus* the amount of your outstanding policy loan and accrued loan interest, if any.

Net Cash Surrender Value

Your net cash surrender value is your account value *minus* any surrender charge *minus* your outstanding policy loan balance and accrued loan interest, if any.

Determining Values in the Variable Investment Options

The amounts in the variable investment options are measured by accumulation units and accumulation unit values.

The value of each variable investment option is the accumulation unit value for that investment option *multiplied* by the number of accumulation units you own in that investment option. Each variable investment option has a different accumulation unit value.

The accumulation unit value is the value of one accumulation unit determined on each valuation date.

The accumulation unit value of each variable investment option varies with the investment performance of the underlying portfolio. It reflects:
- investment income
- realized and unrealized gains and losses
- investment portfolio expenses
- daily mortality and expense risk charges we take from the separate account.

See How We Calculate Accumulation Unit Values, page 34.

A valuation date is one on which the net asset value of the investment portfolio shares and unit values of the variable investment options are determined. A valuation date is each day the New York Stock Exchange and the company's customer service center are open for business, except for days on which an investment portfolio does not value its shares or any other day as required by law. Each valuation date ends at 4:00 p.m. Eastern time.

You purchase accumulation units when you allocate premium or make transfers to a variable investment option, including transfers from the loan account.

We redeem accumulation units:
- when amounts are transferred from a variable investment option (including transfers to the loan account).
- for your policy's monthly deductions from your account value.
- for policy transaction charges.
- for surrender charges.
- when you take a partial withdrawal.
- when you surrender your policy.
- to pay the death proceeds.

To calculate the number of accumulation units purchased or sold we divide the dollar amount of your transaction by the accumulation unit value for the variable investment option calculated at the close of business on the valuation date of the transaction.

The date of a transaction is the date we receive your premium or transaction request at our customer service center, so long as the date of receipt is a valuation date. We use the accumulation unit value which is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

We take monthly deductions from your account value on the monthly processing date. If your monthly

processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the variable investment options goes up or down depending on investment performance.

For amounts in the variable investment options, there is no guaranteed minimum value for account value.

How We Calculate Accumulation Unit Values

We determine accumulation unit values on each valuation date.

We generally set the accumulation unit value for a variable investment option at $10 when the investment option is first opened. After that first date, the accumulation unit value on any valuation date is:
- the accumulation unit value for the preceding valuation date *multiplied* by
- the variable investment option's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date.

We calculate an accumulation experience factor for each variable investment option every valuation date as follows:
- We take the share value of the underlying portfolio shares as reported to us by the investment portfolio managers as of the close of business on that valuation date.
- We add dividends or capital gain distributions declared per share and reinvested by the investment portfolio on the date that the share value is affected. If applicable, we subtract a charge for taxes.
- We divide the resulting amount by the value of the shares in the underlying investment portfolio at the close of business on the previous valuation date.
- We then subtract the mortality and expense risk charge under your policy. The daily charge is .002466% (.90% annually) of the accumulation unit value. If the previous day was not a valuation date, the charge is multiplied by the number of days since the last valuation date.

Transfers of Account Value

You may make transfers among the variable investment options and the guaranteed interest account. If your state requires a refund of premium during the free look period, you may not make transfers until after your free look period ends. Currently, we do not limit the number of transfers you may make but reserve the right to do so if we determine the trading within your policy is excessive. You may not make transfers during the continuation of coverage period. ***See Excessive Trading, page 34 and Continuation of Coverage, page 31***.

You may make transfer requests in writing, or by telephone if you have telephone privileges, to our customer service center. You may fax your request to us. Telephone and facsimile transfers may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request in writing.

Your transfer takes effect on the valuation date we receive your request. The minimum amount you may transfer is $100. This minimum does not need to come from one investment option or be transferred to one investment option as long as the total amount you transfer is at least $100. However, if the amount remaining in an investment option is less than $100 and you make a transfer request from that investment option, we transfer the entire amount.

Excessive Trading

Excessive trading activity can disrupt investment portfolio management strategies and increase portfolio expenses through:
- increased trading and transaction costs
- forced and unplanned portfolio turnover
- lost opportunity costs
- large asset swings that decrease the investment portfolio's ability to provide maximum investment return to all policyowners.

In response to excessive trading, we may place restrictions or refuse transfers and impose a fee for each future transfer of up to $25. We will take such

actions when we determine, in our sole discretion, that transfers are harmful to the investment portfolios or to policyowners as a whole.

Guaranteed Interest Account Transfers

Transfers into the guaranteed interest account are not restricted.

You may transfer amounts from the guaranteed interest account only in the first 30 days of each policy year. Transfer requests received within 30 days before your policy anniversary will be processed on your policy anniversary. A request received by us within 30 days after your policy anniversary is effective on the valuation date we receive it. Transfer requests made at any other time will not be processed.

Transfers from the guaranteed interest account in each policy year are limited to the largest of:
- 25% of your guaranteed interest account balance at the time of your first transfer or withdrawal out of it in that policy year;
- the sum of the amounts you have transferred and withdrawn from the guaranteed interest account in the prior policy year; or
- $100.

Dollar Cost Averaging

If your policy has at least $10,000 invested in the Fidelity VIP Money Market Portfolio investment option, you may elect dollar cost averaging. The main goal of dollar cost averaging is to protect your policy values from short-term price changes.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.

This systematic plan of transferring account values is intended to reduce the risk of investing too much when the price of an investment portfolio's shares is high. It is intended to reduce the risk of investing too little when the price of an investment portfolio's shares is low.

Since you transfer the same dollar amount to other investment options each period, you purchase more units in a investment option when the unit value is low and you purchase fewer units if the unit value is high.

You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least one day after we receive your dollar cost averaging request. If your state requires refund of all premiums we receive during the free look period, dollar cost averaging cannot begin until your free look period has ended.

With dollar cost averaging, you designate either a dollar amount, or a percentage of your account value, for automatic transfer from the Fidelity VIP Money Market investment option. Each period we automatically transfer the amount you select from the Fidelity VIP Money Market investment option to one or more other variable investment options. You may not use the guaranteed interest account or the loan account in dollar cost averaging.

The minimum percentage you may transfer to any one investment option is 1% of the total amount you transfer. You must transfer at least $100 on each dollar cost averaging transfer date.

Dollar cost averaging may occur on the same day of the month on a monthly, quarterly, semi-annual, or annual basis. Unless you tell us otherwise, dollar cost averaging automatically takes place monthly, on the monthly processing date.

You may have both dollar cost averaging and automatic rebalancing at the same time. However, the Fidelity VIP Money Market investment option cannot be included in your automatic rebalancing program.

Changing Dollar Cost Averaging

If you have telephone privileges, you may change the program by telephoning our customer service center or you may fax your request to us. Telephone and facsimile transfers may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request in writing. *See Telephone Privileges, page 43*.

Terminating Dollar Cost Averaging

You may cancel dollar cost averaging by sending satisfactory notice to our customer service center. We must receive it at least one day before the next dollar cost averaging date.

Dollar cost averaging will terminate on the date:
- you specify.
- your balance in the Fidelity VIP Money Market investment option reaches a dollar amount you set.
- the amount in the Fidelity VIP Money Market investment option is equal to or less than the amount to be transferred on a dollar cost averaging date. We will then transfer the remaining amount and dollar cost averaging ends.

Automatic Rebalancing

Automatic rebalancing is a method of maintaining a consistent approach to investing account values over time and simplifying the process of asset allocation among your chosen investment options.

If you choose this feature, on each rebalancing date, we transfer amounts among the investment options to match your pre-set automatic rebalancing allocation. After the transfer, the ratio of your account value in each investment option to your total account value for all investment options included in automatic rebalancing matches the automatic rebalancing allocation percentage you set for that investment option. This action rebalances the amounts in the investment options that do not match your set allocation. This mismatch can happen if an investment option outperforms the other investment options for that time period.

You may choose the automatic rebalancing feature on your application or later by completing our customer service form. Automatic rebalancing may occur on the same day of the month on a monthly, quarterly, semi-annual, or annual basis. If you do not specify a frequency, automatic rebalancing will occur quarterly.

The first transfer occurs on the date you select (after your free look period ends if your state requires return of premium during the free look period). If you elect this feature after your policy date, we process the first transaction on the date you request.

You may have both automatic rebalancing and dollar cost averaging at the same time. However, the Fidelity VIP Money Market investment option used for your dollar cost averaging cannot be included in your automatic rebalancing program. You may not include the loan account.

Changing Automatic Rebalancing

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the valuation date that we receive it at our customer service center. If you reduce the amount allocated to the guaranteed interest account, it is considered a transfer from that account. You must meet the requirements for the maximum transfer amount and time limitations on transfers from the guaranteed interest account. ***See Transfers of Account Value, page 34***.

If you have automatic rebalancing and the guaranteed minimum death benefit and you ask for an automatic rebalancing allocation which does not meet the guaranteed minimum death benefit diversification requirements, we will notify you and ask you for revised instructions. ***See Guaranteed Minimum Death Benefit, page 27***.

Terminating Automatic Rebalancing

You may terminate automatic rebalancing at any time, as long as we receive your notice of termination at least one day before the next automatic rebalancing date. If you have the guaranteed minimum death benefit and you terminate the automatic rebalancing feature, you still must meet the diversification requirements for the guarantee period to continue. ***See Guaranteed Minimum Death Benefit, page 27***.

Policy Loans

You may borrow from your policy at any time after the first monthly processing date, by using your policy as security for a loan, or as otherwise required by law. The amount you borrow is called a policy loan. Your policy loan is:
- the total amount you borrow from your policy; *plus*
- policy loan interest that is capitalized when due; *minus*
- policy loan or interest repayments you make.

Unless law requires differently, a new policy loan must be at least $100. The maximum amount you may borrow on any valuation date, unless required differently by law, is 90% of your net cash surrender value.

Your request for a policy loan must be directed to our customer service center. If you have telephone privileges, you may request a policy loan of less than $25,000 by telephone or fax. Telephone and facsimile transfers may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request in writing. *See Telephone Privileges, page 43*.

When you request a loan you may specify one investment option from which the loan will be taken. If you do not specify one, the loan will be taken proportionately from each active investment option you have, including the guaranteed interest account.

Loan interest charges on your policy loan accrue daily at a maximum annual interest rate of 4% for preferred loans and 6% for other loans. Interest is due in arrears on each policy anniversary. If you do not pay your interest when it is due, we add it to your policy loan balance.

When you take a policy loan, we transfer an amount equal to your policy loan to the loan account. We follow this same process for loan interest due at your policy anniversary. The loan account is part of our general account specifically designed to hold collateral for policy loans and interest. We credit the loan account with interest at an annual rate of 4%.

If you request an additional loan, we add the new loan amount to your existing policy loan. This way, there is only one loan outstanding on your policy at any time.

Loan Repayment

You may repay your policy loan at any time while your policy is in force. We assume that payments you make, other than scheduled premiums, are policy loan repayments. You must tell us if you want payments to be premium payments.

When you make a loan repayment, we transfer an amount equal to your payment from the loan account to the variable investment options and the guaranteed interest account in the same proportion as your current premium allocation, unless you tell us otherwise.

Preferred Loans

A preferred loan amount is an amount taken after the earlier of:
- the tenth policy anniversary, or;
- the fifth policy anniversary if the insured person's age is 60 or greater.

Loan interest charges on your preferred loan amount accrue daily at a maximum annual interest rate of 4%.

For each policy year in which your policy qualifies for preferred loan eligibility, the first loan amount you take during that year will be considered a preferred loan amount up to a maximum of 10% of the net account value. Any amount loaned later in that policy year will not be considered a preferred loan amount. Beginning in the 21st policy year and thereafter, we will consider all loan balances to be preferred loan amounts.

If the preferred loan amount you take during any policy year is less than the maximum allowed, you may not carry over the balance to increase the eligible preferred loan amount in any following policy year.

Effects of a Policy Loan on Your Policy

Taking a loan decreases the amount you have in the investment options. Accruing loan interest will change your net account value as compared to what it would have been if you did not take a loan.

Even if you repay your loan, it has a permanent effect on your account value. The benefits under your policy may be affected.

The loan is a first lien on your policy. If you do not repay your policy loan, we deduct your outstanding policy loan and accrued loan interest from the death proceeds payable or the cash surrender value payable.

A policy loan may affect the guaranteed minimum death benefit feature and the length of time your policy remains in force. If you use the continuation

of coverage feature and you have a policy loan, loan interest continues to accrue. If you do not make loan payments your policy could lapse. **Policy loans may cause your policy to lapse if your account value is not enough to pay your deductions each month**. *See Lapse, page 39*.

Policy loans may have tax consequences. If your policy lapses with a loan outstanding, you may have further tax consequences. *See Distributions Other than Death Benefits from Modified Endowment Contracts, page 53, and Distributions Other than Death Benefits from Policies That Are Not Modified Endowment Contracts, page 54*.

If you use the continuation of coverage feature and you have a policy loan, loan interest continues to accrue.

Partial Withdrawals

You may request a partial withdrawal to be processed on any valuation date after your first policy anniversary for death benefit option B and after your second policy anniversary for option A. If your policy qualifies as being "in corridor," you may make partial withdrawals earlier. A policy is "in corridor" if:

- under death benefit option A, your account value *multiplied* by the appropriate factor from Appendix A is greater than your stated death benefit.
- under death benefit option B, your account value *multiplied* by the appropriate factor from Appendix A is greater than your stated death benefit *plus* your account value.

You make a partial withdrawal when you withdraw part of your net account value. If your request is by telephone or fax, it must be for less than $25,000 and may not cause a decrease in your death benefit. Otherwise, your request must be in writing. Telephone and facsimile transfers may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request in writing. *See Telephone Privileges, page 43*.

You may take twelve partial withdrawals per policy year. The minimum partial withdrawal you may take is $100. The maximum partial withdrawal you may take is the amount which leaves $500 as your net cash surrender value. The maximum withdrawal from an "in corridor" policy prior to the first policy anniversary is limited to the amount that would cause your policy to no longer qualify as "in corridor." If you request a withdrawal of more than this maximum, we require you to surrender your policy or reduce the withdrawal.

When you take a partial withdrawal, we deduct your withdrawal amount *plus* a service fee from your account value. A surrender charge may also apply. *See Charges and Deductions, page 46*.

Partial withdrawals do not reduce your stated death benefit if:
- your base death benefit has been increased to qualify your policy as life insurance under the federal income tax laws; and
- you withdraw an amount that is no greater than the amount that reduces your account value to a level which no longer requires your base death benefit to be increased to qualify as life insurance for federal income tax law purposes. *See Tax Status of the Policy, page 52*.

We will send a new policy schedule page for your policy showing the effect of your withdrawal if there is any change to your stated death benefit or your target death benefit. In order to make this change, we may ask that you return the policy to our customer service center. Your withdrawal and any reductions in the death benefits are effective as of the valuation date on which we receive your request. *See Distributions Other than Death Benefits from Modified Endowment Contracts, page 53, and Distributions Other than Death Benefits from Policies That Are Not Modified Endowment Contracts, page 54*.

We require a minimum stated death benefit and a minimum target death benefit to issue your policy. You may not take a partial withdrawal if it reduces your stated death benefit or target death benefit below this minimum. *See Policy Issuance, page 21*.

Unless you tell us otherwise, we will take a partial withdrawal from the guaranteed interest account and the variable investment options in the same proportion that each has to your net account value immediately before your withdrawal. You may select one investment option from which your partial

withdrawal will be taken. If you select the guaranteed interest account however, the amount withdrawn from it may not be for more than your total withdrawal *multiplied* by the ratio of your account value in the guaranteed interest account to your total net account value immediately before the partial withdrawal transaction.

Partial withdrawals may have adverse tax consequences. ***See Distributions Other than Death Benefits from Modified Endowment Contracts, page 53, and Distributions Other than Death Benefits from Policies That Are Not Modified Endowment Contracts, page 54***.

Partial Withdrawals under Death Benefit Option A

If you selected death benefit option A, no more than fifteen years have passed since your policy date and the insured person is not yet age 81, you may make a partial withdrawal, of up to 5% of your stated death benefit in a policy year without decreasing your stated death benefit.

Otherwise, amounts you withdraw will reduce your stated death benefit by the amount of the withdrawal and may be subject to a surrender charge, unless your policy death benefit has been increased due to the federal income tax definition of life insurance. If your policy death benefit has been increased due to the federal income tax definition of life insurance at the time of the partial withdrawal, then at least part of your partial withdrawal may be made without reducing your stated death benefit.

Partial Withdrawals under Death Benefit Option B

If you have selected death benefit option B, a partial withdrawal does not reduce your stated or target death benefit. However because your account value is reduced, we reduce the total death benefit by at least the partial withdrawal amount.

Lapse

Your insurance coverage continues as long as your net account value is enough to pay your deductions each month. Lapse does not apply if either the guaranteed minimum death benefit feature or the special continuation period is in effect and you have met all requirements. ***See Special Continuation Period, page 22 and Guaranteed Minimum Death Benefit, page 27***.

If you have an outstanding policy loan, your policy will lapse if the loan *plus* accrued interest is more than your account value. Thus, during the continuation of coverage period, the policy could lapse if there is an outstanding policy loan even though there are no further monthly deductions.

Grace Period

Your policy enters a 61-day lapse grace period if, on a monthly processing date your net account value is zero (or less); and the three-year special continuation period has expired, or you have not paid the required special continuation period premium; and you do not have the guaranteed minimum death benefit or it has expired or terminated.

We notify you that your policy is in a grace period at least 30 days before it ends. We send this notice to you (or a person to whom you have assigned your policy) at your last known address in our records. We notify you of the premium payment necessary to prevent your policy from lapsing. This amount is generally the past due charges, *plus* your estimated monthly policy and rider deductions for the next two months. If the insured person dies during the grace period we do pay death proceeds to your beneficiaries, but with reductions for your policy loan balance, accrued loan interest and monthly deductions owed. We will send a lapse notice to you if the guaranteed minimum death benefit is going to lapse.

If we receive payment of the required amount before the end of the grace period, we apply it to your account value in the same manner as your other premium payments, then we deduct the overdue amounts from your account balance.

If you do not pay the full amount within the 61-day grace period, your policy and its riders lapse without value. We withdraw your remaining account balance from the variable investment options and the guaranteed interest account. We deduct amounts you owe us including surrender charges and inform you that your policy coverage has ended.

If You Have the Guaranteed Minimum Death Benefit in Effect

After the special continuation period has ended and if the guaranteed minimum death benefit is in effect, your policy's stated death benefit will not lapse during the guarantee period. This is true even if your net account value is not enough to cover all of the deductions from your account value on any monthly processing date. ***See Guaranteed Minimum Death Benefit, page 27***.

Lapse Summary

Special Continuation Period		Guaranteed Minimum Death Benefit	
If you meet the requirements	**If you do _not_ meet the requirements or it is no longer in effect**	**If you meet the requirements**	**If you do _not_ meet the requirements or it is no longer in effect**
Your policy does not lapse if you do not have enough net account value to pay the monthly charges. The charges are deducted and may cause a negative account value until the earlier of: 1) the date you have enough net cash surrender value to cover the monthly charge, or 2) until the end of the special continuation period.	Your policy enters the grace period if your net account value is not enough to pay the monthly charges, or if your loan _plus_ accrued loan interest is more than your account value _minus_ any surrender charge. If you do not pay enough premium to cover the past due monthly charges and interest due _plus_ the monthly charges and interest due through the end of the grace period, your policy lapses.	Your policy does not lapse if you do not have enough net account value to pay the monthly charges. However, if you have any riders, they lapse after the grace period and only your base coverage remains in force. Charges for your base coverage are then deducted each month to the extent that there is sufficient net account value to pay these charges. If there is not sufficient net account value to pay a charge, it is permanently waived.	Your policy enters the grace period if your net account value is not enough to pay the monthly charges, or if your loan _plus_ accrued loan interest is more than your account value _minus_ any surrender charge. If you do not pay enough premium to cover the past due monthly charges and interest due, _plus_ the monthly charges and interest due through the end of the grace period, your policy lapses.

Reinstatement

If you do not pay enough premium before the end of the grace period, your policy lapses. You may still reinstate your policy and its riders (other than the guaranteed minimum death benefit) within five years of the end of the grace period.

Unless law requires differently, we will reinstate your policy and riders if:
- you have not surrendered your policy
- you provide satisfactory evidence to us that the insured person (and any people insured under your riders) is still insurable according to our normal rules of underwriting
- we receive enough premium from you to keep your policy and its riders in force from the beginning to the end of the grace period and for two months after the reinstatement date.

Reinstatement is effective on the monthly processing date following our approval of your reinstatement application. When we reinstate your policy, we also reinstate the surrender charges for the amount and

time remaining when your policy lapsed. If you had a policy loan when coverage ended, we reinstate it with accrued loan interest to the date of lapse. The cost of insurance charges at the time of reinstatement are adjusted to reflect the time since the lapse.

We apply net premiums received after reinstatement according to your most recent instructions which may be those in effect at the start of the grace period.

Surrender

You may surrender your policy for its net cash surrender value any time while the insured person is living. You may take your net cash surrender value in more than one payment.

We compute your net cash surrender value as of the valuation date we receive your written surrender request and policy at our customer service center. All insurance coverage ends on the date we receive your surrender request and policy. **_See Policy Values, page 33 and Settlement Provisions, page 44_**.

We do not pro-rate or add back charges or expenses which we deducted before your surrender to your account value. If you surrender your policy during the first fourteen policy years or segment years, we deduct a surrender charge from your net account value. If you surrender your policy during the early years, you may have little or no net cash surrender value. *See Surrender Charge, page 49*.

A surrender of your policy may have adverse tax consequences. *See Distributions Other than Death Benefits from Modified Endowment Contracts, page 53, and Distributions Other than Death Benefits from Policies That Are Not Modified Endowment Contracts, page 54*.

General Policy Provisions

Free Look Period

You have the right to examine your policy and return it (for any reason) to us within the period shown in the policy. The right to examine your policy (also called the free look period) starts on the date you receive your policy and is a length of time specified by law. If you return your policy to us within that time period, we cancel it as of your policy date.

If you cancel your policy during this free look period, you will receive a refund as determined by law. Generally, there are two types of free look refunds:
- some states require a return of all premiums we receive
- other states require payment of account value plus a refund of all charges deducted.

Your policy will specify what type of free look refund applies in your state. The type of free look refund in your state will affect when the net premium we receive before the end of the free look period is invested into the variable investment options. *See Investment Date and Allocation of Net Premium, page 23*.

Your Policy

The entire contract between you and us is the combination of:
- your policy
- a copy of your original application and any applications for benefit increases or decreases
- your riders
- endorsements

- policy schedule pages
- reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or an officer of our company and our secretary or assistant secretary must sign all changes or amendments we make to your policy. No other person may change its terms or conditions.

Age

We issue your policy at the insured person's age (stated in your policy schedule) based on the nearest birthday to the policy date. The insured person generally must be no more than age 75. Tobacco users must be at least age 15 at policy issue. There is no minimum issue age for non-smokers.

We often use age to calculate rates, charges and values. We determine age at a given time by adding the number of completed policy years to the age calculated at issue.

Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits until the insured person's death. This includes the right to change the owner, beneficiaries or the method designated to pay death proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy, and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our customer service center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the insured person receives the death proceeds. Other surviving beneficiaries receive death proceeds only if there are no surviving primary beneficiaries. If more than one beneficiary survives the insured person, they share the death proceeds equally, unless you have told us otherwise. If none of your policy beneficiaries has survived the insured person, we pay the death proceeds to you or to your estate, as owner.

Once you tell us who the beneficiaries are, we keep this information on file. You may name new beneficiaries any time before the death of the insured person. We pay the death proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries.

Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid.

Incontestability

If your policy has been in force and the insured person is alive for two years from your policy date, we will not question the validity of the statements in your application. If your policy has been in force while the insured person is alive for two years from the effective date of a new segment or from the effective date of an increase in any other benefit, with respect to the insured person (such as an increase in stated death benefit) we will not contest the statements in your application for the new segment or other increase.

If this policy has been in force while the insured person is alive for two years from the effective date of reinstatement, we will not contest the statements in your application for reinstatement.

Misstatements of Age or Gender

If an insured person's age or gender has been misstated, we adjust the death benefit to the amount which would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your account value on the last monthly processing date before the insured person's death, or as otherwise required by law.

If unisex cost of insurance rates apply, we do not make any adjustments for a misstatement of gender.

Suicide

If the insured person commits suicide (while that insured person is sane or insane) within two years of your policy date, unless otherwise required by law, we limit death proceeds payable in one sum to:

1. the total of all premiums we receive to the time of death; *minus*

2. outstanding policy loan amounts and accrued loan interest; *minus*

3. partial withdrawals you have taken.

We make a limited payment to the beneficiaries for a new segment or other increase if the death of the insured person is due to suicide (while that insured person is sane or insane), within two years of the effective date of a new segment or within two years of an increase in any other benefit, unless otherwise required by law. The limited payment we make is equal to the cost of insurance and monthly expense charges which were deducted for such increase.

Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:
*   death proceeds
*   net cash surrender value upon surrender
*   partial withdrawals
*   loan proceeds.

We may delay processing these transactions if:
*   the NYSE is closed for trading
*   trading on the NYSE is restricted by the SEC
*   there is an emergency so that it is not reasonably possible to sell securities in the variable investment options or to determine the value of a variable investment option's assets
*   a governmental body with jurisdiction over the separate account allows suspension by its order.

SEC rules and regulations determine whether or not these conditions exist.

We execute transfers among the variable investment options as of the valuation date of our receipt of your request at our customer service center.

We determine the death benefit as of the insured person's date of death. The death proceeds are not affected by changes in the value of the variable investment options after that date.

We may delay payment from our guaranteed interest division for up to six months, unless law requires otherwise of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for policy changes or if you surrender it.

If the insured person dies while your policy is in force, please let us or your agent/registered representative know as soon as possible. We will immediately send you instructions on how to make a claim at the insured person's death. As proof of the deceased insured person's death, we may require you to provide proof of the deceased insured person's age, and a certified copy of the deceased insured person's death certificate.

The beneficiaries and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information about the deceased insured person. This information may include medical records of doctors and hospitals used by the deceased insured person.

Telephone Privileges

If your policy was delivered on or after May 1, 1999, telephone privileges are automatically provided to you and your agent/registered representative, unless you decline it on the application or contact our customer service center. If your policy was delivered

before May 1, 1999, you may choose telephone privileges by completing our customer service form and returning it to our customer service center. Telephone privileges allow you or your agent/ registered representative, if applicable, to call our customer service center to:
- make transfers
- change premium allocations
- change features in your dollar cost averaging and automatic rebalancing programs
- request partial withdrawals
- request a policy loan.

Our customer service center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:
- requiring some form of personal identification
- providing written confirmation of any transactions
- tape recording telephone calls.

By accepting automatic telephone privileges, you authorize us to record your telephone calls with us. If we use reasonable procedures to confirm instructions, we are not liable for losses due to unauthorized or fraudulent instructions. We may discontinue this privilege at any time.

Non-participation

Your policy does not participate in the surplus earnings of Southland.

Distribution of the Policies

The principal underwriter (distributor) for our policies is ING America Equities, Inc. ING America Equities, Inc. is a wholly owned subsidiary of ING Security Life, an affiliate. It is registered as a broker-dealer with the SEC and the NASD. We pay ING America Equities, Inc. for acting as the principal underwriter under a distribution agreement.

We sell our policies through licensed insurance agents who are registered representatives of other broker-dealers including, but not limited to:

1. VESTAX Securities Corporation, an indirect affiliate;

2. Locust Street Securities, Inc., an indirect affiliate;

3. Multi-Financial Securities, Corp., an indirect affiliate;

4. IFG Network Securities, Inc., an indirect affiliate;

5. Financial Network Investment Corporation, an indirect affiliate;

6. Washington Square Securities, Inc., an indirect affiliate;

7. Guaranty Brokerage Services, Inc.,an indirect affiliate;

8. AETNA Investment Services, LLC, an indirect affiliate;

9. Primevest Financial Services, Inc., an indirect affiliate;

10. Granite Investment Services, Inc., an indirect affiliate; and

11. Financial Northeastern Securities, Inc., an indirect affiliate.

All broker-dealers who sell this policy have entered into selling agreements with us. Under these selling agreements, we pay a distribution allowance to broker-dealers, who pay commissions to the agents/registered representatives who sell this policy.

During the first policy year, the maximum distribution allowance is 90% of premium up to target. For premium we receive over target, the distribution allowance is significantly less.

Although it varies by policy, we estimate the typical first year compensation payable to a selling broker/dealer if a policy pays target premium to be $13 per $1,000 of stated death benefit.

Broker-dealers receive annual renewal payments (trails) of 0.25% of the average net account value for policy years six through twenty.

We pay wholesaler fees and marketing and training allowances. We may provide repayments or make sponsor payments for broker/dealers to use in sales contests for their registered representatives. We do not hold contests directly based on sales of this product. We do hold training programs from time to time at our own expense. We pay dealer concessions, wholesaling fees, other allowances and

the costs of all other incentives or training programs from our resources which include sales charges.

Some broker/dealers receive a slightly lower distribution allowance because we provide them with greater marketing and administrative support.

Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:
- articles on variable life insurance and other information published in business or financial publications
- indices or rankings of investment securities
- comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the variable investment options. However, past performance is not indicative of future performance of the investment options or the policies and is not reflective of the actual investment experience of policyowners.

We may feature certain investment options and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends, and investment performance or other information we believe may be of interest to our customers.

Settlement Provisions

You may take your net cash surrender value in other than one payment. Likewise you may elect to have the beneficiaries receive the death proceeds other than in one payment. If you make this election, you must do so before the death of the insured person. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the death of the insured person.

The investment performance of the variable investment options does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $20 and the total proceeds must be $2,000 or more.

Option I:	Payouts for a Designated (Fixed) Period
Option II:	Life Income with Payouts Guaranteed for a Designated Period
Option III:	Hold at Interest (Interest Only)
Option IV:	Payouts of a Designated Amount (Fixed Installments)
Option V:	Other Options We Offer at the Time We Pay the Benefit

Administrative Information About the Policy

Voting Privileges

We invest the variable investment options' assets in shares of investment portfolios. We are the legal owner of the shares held in the separate account and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the Investment Company Act of 1940.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your account value. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each investment portfolio share has the right to one vote. The votes of all investment portfolio shares are cast together on a collective basis, except on issues for which the interests of the portfolios differ. In these cases, voting is done on a portfolio-by-portfolio basis.

Examples of issues that require a portfolio-by-portfolio vote are changes in the fundamental investment policy of a particular investment portfolio; or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of investment portfolio shareholders. We vote any investment portfolio shares that are not attributable to policies and any investment portfolio shares for which the owner does not give us instructions, the same way we vote as if we did receive owner instructions.

We reserve the right to vote investment portfolio shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the investment portfolios corresponding to variable investment options in which you have invested assets as of the record date set by the investment portfolio's board for the portfolio's shareholders meeting. We determine the number of investment portfolio shares in each variable investment option that we attribute to your policy by dividing your account value allocated to that variable investment option by the net asset value of one share of the matching investment portfolio.

Material Conflicts

We are required to track events to identify any material conflicts arising from using investment portfolios for both variable life and variable annuity separate accounts. The boards of the investment portfolios, Southland, and other insurance companies participating in the investment portfolios, have this same duty. There may be a material conflict if:

- state insurance law or federal income tax law changes
- investment management of an investment portfolio changes
- voting instructions given by owners of variable life insurance policies and variable annuity contracts differ.

The investment portfolios may sell shares to certain qualified pension and retirement plans qualifying under Code Section 401. These include cash or deferred arrangements under Code Section 401(k). Therefore, there is a possibility that a material conflict may arise between the interests of owners in general or between certain classes of owners; and these retirement plans or participants in these retirement plans.

If there is a material conflict, we have the duty to determine appropriate action including removing the portfolios involved from our variable investment options. We may take other action to protect policy owners. This could mean delays or interruptions of the variable operations.

When state insurance regulatory authorities require it, we may ignore voting instructions relating to changes in an investment portfolio's adviser or its investment policies. If we do ignore voting instructions, we give you a summary of our actions in our next semi-annual report to owners.

Under the Investment Company Act of 1940, we must get your approval for certain actions involving our separate account. In this case, you have one vote for every $100 of value you have in the variable investment options. We cast votes credited to amounts in the variable investment options, but not credited to policies in the same proportion as votes cast by owners.

Right to Change Operations

Subject to state and federal law limitations and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our separate account with respect to some or all classes of policies:

- Change the investment objective.
- Offer additional variable investment options which will invest in portfolios we find appropriate for policies we issue.
- Eliminate variable investment options
- Combine two or more variable investment options.
- Substitute a new investment portfolio for a portfolio in which the investment option currently invests. A substitution may become necessary if, in our judgment:
  » a portfolio no longer suits the purposes of your policy;
  » there is a change in laws or regulations;
  » there is a change in a portfolio's investment objectives or restrictions;
  » the portfolio is no longer available for investment; or
  » another reason we deem a substitution is appropriate.
- Transfer assets related to your policy class to another separate account.
- Withdraw the separate account from registration under the 1940 Act.
- Operate the separate account as a management investment company under the 1940 Act.
- Cause one or more variable investment options to invest in a mutual fund other than, or in addition to, the investment portfolios.
- Stop selling these policies.

- End any employer or plan trustee agreement with us under the agreement's terms.
- Limit or eliminate any voting rights for the separate account.
- Make any changes required by the 1940 Act or its rules or regulations.
- Close an investment option to new investments.

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you wish to transfer the amount you have in the affected investment option to another variable investment option, or to the guaranteed interest account, you may do so free of charge. Just notify us at our customer service center.

Reports to Owners

At the end of each policy year we send a report to you that shows:
- your total net policy death benefit (your stated death benefit *plus* adjustable term insurance rider death benefit, if any);
- your account value;
- your policy loan, if any, *plus* accrued interest;
- your net cash surrender value;
- your account transactions during the policy year showing net premiums, transfers, deductions, loan amounts and withdrawals.

We send semi-annual reports with financial information on the investment portfolios, including a list of the investment holdings of each portfolio to you.

We send confirmation notices to you throughout the year for certain policy transactions such as partial withdrawals and loans.

CHARGES AND DEDUCTIONS

The amount of a charge may not correspond to the cost incurred by us to provide the service or benefits . For example, our sales charge may not cover all of the sales and distribution expenses. Some proceeds from other charges, including the mortality and expense risk charge or cost of insurance charges, may be used to cover such expenses.

Deductions from Premium

We consider payments we receive as premium if you do not have an outstanding loan and your policy is not in the continuation of coverage period. After we deduct certain charges from your premium payment, we add the remaining net premium to your policy.

Sales Charge

We deduct a percentage from each premium payment to compensate us for the costs we incur in selling the policies. The sales charge helps cover the costs of distribution, preparing our sales literature, promotional expenses and other direct and indirect expenses.

Currently, we charge 4% of each premium we receive until the total sum of your premium payments for your stated death benefit and any added increases in stated death benefit equals ten times the target premium for your policy. We guarantee that the sales charge percentage we impose on a premium payment will never exceed 4%.

These premium deductions are in addition to any surrender charge that may be assessed upon surrender, withdrawal or reduction in the stated death benefit during the 14 policy years following the policy date or 14 years following an increase in the stated death benefit. ***See Sales Surrender Charge, page 50***.

To determine your applicable sales charge, premium you pay after an increase in stated death benefit is allocated to your policy segments in the same proportion that the guideline annual premium (defined by federal income tax law) for each segment bears to the total guideline annual premium for your stated death benefit.

We may reduce or waive the sales charge for certain group or sponsored arrangements or for corporate purchasers. ***See Group or Sponsored Arrangements and Corporate Purchasers, page 51***.

Tax Charges

We pay state and local taxes in almost all states. These taxes vary in amount from state to state and may vary from jurisdiction to jurisdiction within a state. Currently, state and local taxes range from 0.5% to 5% with some states not imposing these types of taxes. We deduct 2.5% of each premium payment to cover these taxes. This rate approximates the average tax rate we expect to pay in all states.

We deduct 1.5% of each premium payment to cover our estimated costs for the federal income tax treatment of deferred acquisition costs. This cost is determined solely by the amount of life insurance premium we receive.

We reserve the right to increase or decrease your premium expense charge for taxes as a result of changes in the tax law, within limits set by law. We also reserve the right to increase or decrease your premium expense charge for the federal income tax treatment of deferred acquisition costs based on any change in that cost to us.

Daily Deductions from the Separate Account

Mortality and Expense Risk Charge

We deduct 0.002466% per day (0.90% annually) of the amount you have in the variable investment options for the mortality and expense risks we assume. This charge is deducted as part of the calculation of the daily unit values for the variable investment options and does not appear as a separate charge on your statement or confirmation.

The mortality risk is that insured people, as a group, may live less time than we estimated. The expense risk is that the costs of issuing and administering the policies and in operating the variable investment options are greater than the amount we estimated.

The mortality and expense risk charge does not apply to your account value in the guaranteed interest account or the loan account.

Monthly Deductions from Account Value

We deduct charges from your account value on each monthly processing date.

Initial Policy Charge

The initial policy charge is $20 per month for the first year of your policy.

This charge compensates us for such costs as:
- application processing
- medical examinations
- establishment of policy records
- insurance underwriting costs.

Monthly Administrative Charge

For this policy, we charge a per month administrative charge of $6. We guarantee that this charge will never be higher than $10 per month.

This charge is designed to compensate us for ongoing costs such as:
- premium billing and collections
- claim processing
- policy transactions
- record keeping
- reporting and communications with policy owners
- other expenses and overhead.

Cost of Insurance Charge

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage under the policy, including the expected cost of paying death proceeds that may be more than your account value at the insured person's death.

The cost of insurance charge is equal to our current monthly cost of insurance rate *multiplied* by the net amount at risk for each portion of your death benefit. We calculate the net amount at risk monthly, at the beginning of each policy month. For the base death benefit, the net amount at risk is calculated using the difference between the current base death benefit and your account value. We determine your account value after we deduct your policy and rider charges due on that date other than cost of insurance charges.

If your base death benefit at the beginning of a month increases (due to requirements of the federal income tax law definition of life insurance), the net amount at risk for your base death benefit for that month also increases. Similarly, the net amount at risk for your adjustable term insurance rider decreases. This means that your cost of insurance charge varies from month to month with changes in your net amount at risk, changes in the death benefit and with the increasing age of the insured person. We allocate the net amount at risk to segments in the same proportion that each segment has to the total stated death benefit for all coverage segments as of the monthly processing date.

We base your current cost of insurance rates on the insured person's age, gender and premium class on the policy and each segment date.

We apply unisex rates where appropriate under the law. This currently includes the state of Montana and policies purchased by employers and employee organizations in connection with employment-related insurance or benefit programs.

Separate cost of insurance rates apply to each segment of the base death benefit and your riders.

The cost of insurance or rider charges for a class of insured persons may change. We base the new charge on changes in expectations about:
- investment earnings
- mortality
- the time policies remain in effect
- expenses
- taxes.

These rates are never more than the guaranteed maximum rates shown in your policy. Current rates are greater for policies with a stated death benefit (or target death benefit, if any) that is less than $250,000 on the policy date. The guaranteed maximum rates are based on the 1980 Commissioner's Standard Ordinary Sex and Smoker Distinct Mortality Table.

The maximum rates for the initial and each new segment will be printed in your policy schedule pages.

There are no cost of insurance charges during the continuation of coverage period.

Guaranteed Minimum Death Benefit Charge

If you choose the guaranteed minimum death benefit feature, we currently charge $0.005 per $1,000 of stated death benefit each month during the guarantee period. This charge is guaranteed never to be more than $0.01 per $1,000 of stated death benefit each month.

Rider Charges

On each monthly processing date, we deduct the cost of your riders. Rider charges do not include the riders which are included as a cost of insurance. ***See Riders, page 29***.

Policy Transaction Fees

We charge fees for certain transactions under your policy. We take these fees from the variable investment options and the guaranteed interest account pro rata to the account value in each.

Partial Withdrawals

We deduct a service fee of 2% of the requested partial withdrawal (but not more than $25) from your account value for each partial withdrawal after the first in a policy year. **A surrender charge may also apply**. *See Partial Withdrawals, page 38*.

Excess Illustration Fee

Your first policy illustration in each policy year is free. After that, we charge a fee of $25 per illustration.

How We Deduct Charges, Loans and Partial Withdrawals

	Monthly Charges: Cost of Insurance Charges, Rider Charges and Administrative Fees	Policy Transactions and Fees: Excess Illustration Fee, Loans and Partial Withdrawals
Choice	May choose a designated deduction investment option, including guaranteed interest account	May choose any investment option or combination of investment options
Default	Proportionally among variable investment options and guaranteed interest account	Proportionally among variable investment options and guaranteed interest account

Surrender Charge

We deduct a surrender charge from your account value during the first fourteen years of your policy or coverage segment if you:
- surrender your policy
- reduce your stated death benefit
- allow your policy to lapse
- take a partial withdrawal which decreases your stated death benefit.

The surrender charge compensates us for issuing and distributing policies. We deduct surrender charges proportionately based on the account value in each investment option.

The surrender charge is made up of two parts:

1. an administrative surrender charge, and

2. a sales surrender charge.

A change to your death benefit option may decrease your stated death benefit. Under these circumstances, we do not deduct a surrender charge from your account value and we do not reduce future surrender charges.

A change to your death benefit option may increase the stated death benefit. We do not increase your surrender charge in this case. However, all other increases in your stated death benefit create a new segment which will be subject to its own fourteen year surrender charge period.

If your surrender charge changes, we send you a new policy schedule showing the change.

For each segment, the maximum surrender charge remains level for the first nine years of each coverage segment and then decreases at the beginning of each following policy year by one-sixth of the amount in effect at the end of the ninth policy year. This continues until your surrender charge reaches zero at the earlier of the beginning of your fifteenth policy year, or the year when the insured person reaches age 98.

We may reduce or waive the surrender charge for certain group or sponsored arrangements, or for corporate purchasers.

Administrative Surrender Charge

The administrative surrender charge is $4 per $1,000 of the stated death benefit for each death benefit segment.

During the first fourteen years of your policy your administrative surrender charge may decrease. This happens if you request a decrease in your stated death benefit or you take a partial withdrawal which causes your stated death benefit to decrease. Your administrative surrender charge decreases in the same proportion that your stated death benefit decreases. Under these circumstances we then deduct from your account value the amount by which your administrative surrender charge decreased.

We designed your administrative surrender charge to cover part of our administrative expenses for your policy, such as:

- application processing
- establishing your policy records
- insurance underwriting
- costs associated with developing and operating our systems to administer the policies.

Sales Surrender Charge

We calculate the sales surrender charge for each segment by applying the premium you paid to each segment in the same proportion that the guideline annual premium for each segment (as defined by the federal income tax laws) has to the sum of the guideline annual premium for all segments.

The sales surrender charge is:

1. 46% of the premium we receive up to target premium for each segment (this is known as the base standard target premium); *plus*

2. 44% of the premium we receive between one and two target premiums for each segment.

In the first two policy years or first two years after an increase in stated death benefit, we cap the sales surrender charge at 26% of premium we receive up to one target premium, *plus* 6% of premium we receive between one and two target premiums, *plus* 5% of premium we receive in excess of two target premiums.

We do not determine target premium on your scheduled premium. We determine target premium actuarially, based on the age and gender of the insured person. Your policy schedule shows the initial target premium for your policy and the target premium for added segments. The schedule also shows the maximum sales surrender charge for your stated death benefit.

If your stated death benefit decreases, we reduce your target premium for each segment in the same proportion that we reduce your stated death benefit. We do not do this if the reduction is a result of a death benefit option change. In that case, we will send a new schedule page to you. You should attach this new page to your policy. In some instances, we may ask you to send your policy to us so that we can make this change for you.

If your new target premium for each segment is *greater than or equal to* the premium we receive for that segment, then we reduce your future maximum sales surrender charge, but we do not deduct a sales surrender charge from your account value.

If your new target premium for each segment is *less than* the sum of the premium we receive for that segment, we reduce the future maximum sales surrender charge and we deduct a sales surrender charge from your account value equal to the difference between your sales surrender charge before the decrease *and* your sales surrender charge after the decrease. We recalculate your new sales surrender charge as if your new target premium was always in effect for that segment.

We reduce your future maximum sales surrender charge in the same proportion that we reduce your stated death benefit if:

1. you make a decrease to your stated death benefit more than nine years after your policy date; or

2. you make a partial withdrawal from your policy which reduces the stated death benefit and you make your request more than nine years after the date you added the additional segment.

Calculation of Surrender Charge Example

An example of the calculation of surrender charges follows:

Assume the stated death benefit on your policy is $200,000 and the insured person is age 45 when we issued your policy. The target premium on your policy is $2,800. Assuming that we receive a $2,500 premium at the beginning of each policy year, the resulting actual surrender charge for each policy year is:

Policy Year	Administrative Surrender Charge	Sales Surrender Charge	Actual Surrender Charge
1	$ 800	$ 650	$ 1450
2	800	860	1660
3	800	2520	3320
4	800	2520	3320
5	800	2520	3320
6	800	2520	3320
7	800	2520	3320
8	800	2520	3320
9	800	2520	3320
10	667	2100	2767
11	533	1680	2213
12	400	1260	1660
13	267	840	1107
14	133	420	553
15	0	0	0

You should review the surrender charges table in your policy schedule pages for your specific charge amount each year.

Other Charges

Under current law, we pay no tax on investment income and capital gains included in variable life insurance policy reserves. This means that no charge is currently made to any variable investment option for our federal income taxes. If the tax law changes and we have federal income tax chargeable to the variable investment options, we may make such a charge in the future.

Group or Sponsored Arrangements, or Corporate Purchasers

Individuals, corporations or other institutions may purchase this policy. For group or sponsored arrangements (including employees and certain family members of employees of Southland, its affiliates and appointed sales agents), corporate purchasers, or special exchange programs which we may offer from time to time, we may reduce or waive the:

- surrender charge, including the surrender charge on partial withdrawals
- length of time a surrender charge applies
- administrative charge
- minimum stated death benefit
- minimum target death benefit
- minimum annual premium
- target premium
- sales charges
- cost of insurance charges
- other charges normally assessed.

We can reduce or waive these items based on expected economies. Our sales, administration and mortality costs generally vary with the size and stability of the group, among other factors. We take all these factors into account when we reduce charges. A group or sponsored arrangement must meet certain requirements to qualify for reduced charges. We make reductions to charges based on our rules in effect when we approve a policy application. We may change these rules from time to time.

Group arrangements include those in which there is a trustee, an employer or an association. The group either purchases policies covering a group of individuals on a group basis or endorses a policy to a group of individuals. Sponsored arrangements include those in which an employer or association allows us to offer policies to its employees or members on an individual basis.

Each sponsored arrangement or corporation may have different group premium payments and premium requirements.

We will not be unfairly discriminatory in any variation in the surrender charge, administrative charge, or other charges, fees and privileges. These variations are based on differences in costs or services.

TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Specifically, the policy must meet the requirements of the "guideline premium/cash value corridor test," as specified in Code section 7702. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so.

The guideline premium/cash value corridor test provides for a maximum premium in relation to the death benefit, and a minimum "corridor" of death benefit in relation to account value. ***See Appendix A, page 146 for a table of the guideline premium/cash value corridor test factors***.

We will at all times strive to assure that the policy meets the statutory definition which qualifies the policy as life insurance for federal income tax purposes. ***See Tax Treatment of Policy Death Benefits, page 53***.

Diversification and Investor Control Requirements

In addition to meeting the Code Section 7702 guideline premium/cash corridor test, Code Section 817(h) requires separate account investments, such as our separate account, to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification. To be adequately diversified, each variable investment option must meet certain tests. If your variable life policy is not adequately diversified under these regulations, it is not treated as life insurance under Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Our variable investment options' investment portfolios have promised they will meet the diversification standards that apply to your policy.

In certain circumstances, you, as owner of a variable life insurance contract, may be considered the owner for federal income tax purposes of the separate account assets used to support your contract. Any income and gains from the separate account assets are includable in the gross income from your policy under these circumstances. The IRS has stated in published rulings that a variable contract owner is considered the owner of separate account assets if the contract owner has "*indicia of ownership*" in those assets. "*Indicia of ownership*" includes the ability to exercise investment control over the assets.

Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and in your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the separate account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the separate account assets, or to otherwise qualify your policy for favorable tax treatment.

The following discussion assumes that the policy will qualify as a life insurance contract for federal income tax purposes.

Tax Treatment of Policy Death Benefits

We believe that the death benefit under a policy is generally excludable from the gross income of the beneficiaries under section 101(a)(1) of the Code. However, there are exceptions to this general rule. Additionally, federal and local transfer, estate inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiaries. A tax adviser should be consulted about these consequences.

Generally, the policy owner will not be taxed on any of the policy account value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Special rules also apply if you are subject to the alternative minimum tax. You should consult a tax adviser if you are subject to the alternative minimum tax.

Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued could also cause it to be classified as a modified endowment contract. A current or prospective policy owner should consult with a competent adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Multiple Policies

All modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in the policy owner's income when a taxable distribution occurs.

Distributions Other than Death Benefits from Modified Endowment Contracts

Once a policy is classified as a modified endowment contract, the following tax rules apply both

prospectively and to any distributions made in the prior two years:

1. All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contact will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.

2. Loan amounts taken from or secured by a policy classified as a modified endowment contract are treated as distributions and taxed first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.

3. A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax. Consult a tax adviser to determine whether or not you may be subject to this penalty tax.

Distributions Other than Death Benefits from Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy, is there taxable income. However, certain distributions which must be made in order to enable the policy to continue to qualify as a life insurance contract for federal income tax purposes, if policy benefits are reduced during the first fifteen policy years, may be treated in whole or in part as ordinary income subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are uncertain and a tax advisor should be consulted about such loans. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.

Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

Policy Loans

In general, interest on a policy loan will not be deductible. Moreover, the tax consequences associated with a preferred loan available in the policy are uncertain. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy is canceled or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly.

Continuation of Policy Beyond Age 100

The tax consequences of continuing the policy beyond the policy anniversary nearest the insured person's 100th birthday are unclear. You should consult a tax adviser if you intend to keep the policy in force beyond the policy anniversary nearest the insured person's 100th birthday.

Section 1035 Exchanges

Code Section 1035 generally provides that no gain or loss shall be recognized on the exchange of one life insurance policy for another life insurance policy or for an endowment or annuity contract. We accept 1035 exchanges with outstanding loans. Special rules and procedures apply to Section 1035 exchanges. If you wish to take advantage of Section 1035, you should consult your tax adviser.

Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult their tax adviser regarding the consequences

of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

Possible Tax Law Changes

Although the likelihood of legislative action is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.

Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Code, we reserve the right to refuse to accept all or part of your premium payments or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may make changes to your policy or its riders or take distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies.

Additionally, assuming that you do not want your policy to be or to become a modified endowment contract, we include a policy endorsement under which we have the right to amend your policy, including riders. We do this to attempt to enable your policy to continue to meet the seven-pay test for federal income tax purposes. If the policy premium you pay is more than the seven-pay limit, we have the right to remove any excess premium or to make any appropriate adjustments to your policy's account value and death benefit. It is not clear, however, whether we can take effective action pursuant to this endorsement under all possible circumstances to prevent a policy that has exceeded the premium limitation from being classified as a modified endowment contract.

Any increase in your death benefit will cause an increase in your cost of insurance charges.

Other

Policy owners may use our policies in various arrangements, including:
- qualified plans;
- non-qualified deferred compensation or salary continuance plans;
- split dollar insurance plans;
- executive bonus plans;
- retiree medical benefit plans; and
- other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use any of your policies in this type of arrangement, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you may have to pay income taxes and possibly penalties later.

The transfer of the policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. For example the transfer of the policy to, or the designation as a beneficiary of, or the payment of proceeds to a person who is assigned to a generation which is two or more generations below the generation assignment of the policy owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.

ADDITIONAL INFORMATION

Directors and Officers

Set forth below is information regarding the directors and principal officers of Southland Life Insurance Company. Southland's address, and the business address of each person named, except as noted with one or two asterisks (*/**), is Security Life Center, 1290 Broadway, Denver, Colorado 80203-5699. The business address of each person denoted with one asterisk (*) is 5780 Powers Ferry Road, Atlanta, Georgia 30327-4390. The business address of each person denoted with two asterisks (**) is 20 Washington Avenue South, Minneapolis, MN 55401.

Name and Principal Business and Address	Position and Offices with Southland Life Insurance Company
Robert C. Salipante**	Chief Executive Officer
Chris D. Schreier**	President
James L. Livingston, Jr.	Executive Vice President and Chief Actuary
Wayne R. Huneke*	Chief Financial Officer
Douglas W. Campbell	Senior Vice President, Agency Sales
Gary W. Waggoner	Vice President and Assistant Secretary
Paula Cludray-Engelke**	Secretary

Regulation

We are regulated and supervised by the Texas Department of Insurance which periodically examines our financial condition and operations. In addition, we are subject to the insurance laws and regulations in every jurisdiction in which we do business. As a result, the provisions of this policy may vary somewhat from jurisdiction to jurisdiction.

We are required to submit annual statements, including financial statements, of our operations and finances to the insurance departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

We are also subject to various federal securities laws and regulations.

Legal Matters

The legal matters in connection with the policy described in this prospectus have been passed on by Counsel of ING Southland. Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.

Legal Proceedings

ING Southland, as an insurance company, is ordinarily involved in litigation. We do not believe that any current litigation is material to ING Southland's ability to meet its obligations under the policy or to the separate account, and we do not expect to incur significant losses from such actions. ING America Equities, Inc., the principal underwriter and distributor of the policy, is not engaged in any litigation of any material nature.

Experts

The financial statements of Southland Life Insurance Company at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, and the financial statements of the Southland Separate Account L1 at December 31, 2000, and for each of the three years in the period ended December 31, 2000, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Actuarial matters in this prospectus have been examined by James L. Livingston, Jr., F.S.A., M.A.A.A., who is Executive Vice President and Chief Actuary of ING Southland. His opinion on actuarial matters is filed as an exhibit to the Registration Statement we filed with the SEC.

Registration Statement

We have filed a Registration Statement relating to the separate account and the variable life insurance policy described in this prospectus with the SEC. The Registration Statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus under the rules and regulations of the SEC. The additional information may be obtained from the SEC's principal office in Washington, DC. There is a charge for this material.

Additional Information

FINANCIAL STATEMENTS

The consolidated financial statements of Southland Life Insurance Company and Subsidiaries ("Southland and Subsidiaries") at December 31, 2000, and for each of the three years in the period ended December 31, 2000, are prepared in conformity with accounting practices prescribed or permitted by the Texas Department of Insurance, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States, and start on page 59.

The financial statements included for the Southland Separate Account L1 at December 31, 2000 and for each of the three years in the period ended December 31, 2000, are prepared in accordance with generally accepted accounting principles.

The consolidated financial statements of Southland and Subsidiaries, as well as the financial statements included for the Southland Separate Account L1 referred to above have been audited by Ernst & Young LLP. The consolidated financial statements of Southland and Subsidiaries should be distinguished from the financial statements of the Southland Separate Account L1 and should be considered only as bearing upon the ability of Southland and Subsidiaries to meet its obligations under the policies. They should not be considered as bearing upon the investment experience of the divisions of Southland Separate Account L1. Other financial statements included here are not audited.

Financial Statements – Statutory Basis
Southland Life Insurance Company

Years ended December 31, 2000, 1999 and 1998
with Report of Independent Auditors

Financial
Statements

Southland Life Insurance Company

Financial Statements – Statutory Basis

December 31, 2000, 1999 and 1998

Contents

Report of Independent Auditors 61

Financial Statements - Statutory Basis

Balance Sheets – Statutory Basis 62
Statements of Operations – Statutory Basis 64
Statements of Changes in Capital and Surplus – Statutory Basis 65
Statements of Cash Flow – Statutory Basis 66
Notes to Financial Statements – Statutory Basis 68

Report of Independent Auditors

Board of Directors
Southland Life Insurance Company

We have audited the accompanying statutory basis balance sheets of Southland Life Insurance Company (an indirect, wholly-owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2000 and 1999, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Texas Insurance Department, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Southland Life Insurance Company at December 31, 2000 and 1999, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2000.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southland Life Insurance Company at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting practices prescribed or permitted by the Texas Insurance Department.

March 23, 2001

Southland Life Insurance Company

Balance Sheets – Statutory Basis

	December 31	
	2000	**1999**
	(In Thousands)	
Admitted assets		
Cash and investments:		
Bonds	**$1,688,338**	$1,340,102
Preferred stocks	**1,396**	1,153
Common stocks	**638**	652
Mortgage loans	**461,642**	385,459
Real estate, less accumulated depreciation (2000 - $0; 1999 - $0)	**-**	1,300
Policy loans	**88,693**	88,524
Other invested assets	**9,913**	7,004
Cash and short-term investments	**124,800**	25,755
Total cash and investments	**2,375,420**	1,849,949
Deferred and uncollected premiums, less loading (2000 - $213; 1999 - $342)	**8,459**	11,615
Accrued investment income	**24,161**	24,018
Reinsurance balances recoverable	**21,587**	36,922
Indebtedness from related parties	**21,000**	15,573
Separate account assets	**98,288**	95,610
Other assets	**962**	1,314
Total admitted assets	**$2,549,877**	$2,035,001

	December 31	
	2000	**1999**
	(In Thousands, Except Share Amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	**$2,099,802**	$1,673,498
Accident and health reserves	**7,558**	7,879
Policyholders' funds	**3,772**	4,005
Dividends left on deposit	**691**	705
Dividends payable	**17**	16
Unpaid claims	**14,055**	10,293
Total policy and contract liabilities	**2,125,895**	1,696,396
Accounts payable and accrued expenses	**21,188**	48,958
Indebtedness to related parties	**7,907**	53,512
Litigation reserve	**11,762**	11,783
Asset valuation reserve	**19,823**	17,191
Interest maintenance reserve	**20,337**	30,155
Federal income taxes	**13,145**	1,017
Borrowed money	**136,565**	-
Other liabilities	**(14,444)**	(11,728)
Separate account liabilities	**98,288**	95,610
Total liabilities	**2,440,466**	1,942,894
Commitments and contingencies		
Capital and surplus:		
Common stock, $3 par value:		
Authorized – 2,550,000 shares		
Issued and outstanding – 2,500,000 shares	**7,500**	7,500
Paid-in and contributed surplus	**59,600**	38,600
Unassigned surplus	**42,311**	46,007
Total capital and surplus	**109,411**	92,107
Total liabilities and capital and surplus	**$2,549,877**	$2,035,001

See accompanying notes – statutory basis.

Southland Life Insurance Company

Statements of Operations – Statutory Basis

| | Year ended December 31 | | |
	2000	1999	1998
	(In Thousands)		
Premiums and other revenues:			
Life, annuity, and accident and health premiums	$572,754	$449,512	$353,090
Policy proceeds and dividends left on deposit	165	385	340
Net investment income	145,055	124,494	111,239
Amortization of interest maintenance reserve	3,092	3,261	2,924
Commissions, expense allowances and reserve adjustments on reinsurance ceded	8,996	12,575	13,318
Other revenues	-	712	480
Total premiums and other revenues	730,062	590,939	481,391
Benefits paid or provided:			
Death benefits	56,259	51,702	43,982
Annuity benefits	3,543	4,720	6,086
Surrender benefits	73,801	60,971	47,533
Interest on policy or contract funds	868	841	334
Accident and health benefits	3,125	29,754	24,652
Other benefits	208	225	951
Increase in life, annuity, and accident and health reserves	425,974	249,319	169,346
Net transfers to separate accounts	11,270	13,202	19,753
Total benefits paid or provided	575,048	410,734	312,637
Insurance expenses:			
Commissions	64,536	65,562	67,589
General expenses	45,268	68,278	52,000
Insurance taxes	15,090	12,815	10,153
Total insurance expenses	124,894	146,655	129,742
Gain from operations before policyholder dividends, federal income taxes and net realized capital (losses) gains	30,120	33,550	39,012
Dividends to policyholders	61	16	16
Gain from operations before federal income taxes and net realized capital (losses) gains	30,059	33,534	38,996
Federal income taxes	24,408	25,562	20,388
Gain from operations before net realized capital (losses) gains	5,651	7,972	18,608
Net realized capital (losses) gains, net of income tax (benefit) expense (2000 - ($4,246); 1999- ($1,703); 1998 - $7,369) and excluding net transfers to the interest maintenance reserve (2000 -- ($6,726); 1999 – ($3,354); 1998 - $13,370)	(1,159)	191	(535)
Net income	$ 4,492	$ 8,163	$ 18,073

See accompanying notes – statutory basis.

Southland Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

| | Year ended December 31 | | |
	2000	1999	1998
	(In Thousands)		
Common stock:			
Balance at beginning and end of year	$7,500	$7,500	$7,500
Paid-in and contributed surplus:			
Balance at beginning of year	$38,600	$25,000	$ -
Capital contributions	21,000	13,600	25,000
Balance at end of year	$59,600	$38,600	$25,000
Unassigned surplus:			
Balance at beginning of year	$46,007	$50,446	$87,953
Net income	4,492	8,163	18,073
Change in net unrealized capital gains or losses	(2,052)	(351)	85
Decrease (increase) in nonadmitted assets	4,090	(2,566)	(1,939)
Increase in asset valuation reserve	(2,632)	(2,476)	(2,326)
Increase in litigation reserve, net of tax	-	-	(12,000)
(Recognition) deferral of gain on reinsurance of existing business, net of tax	(7,594)	11,391	-
Dividends to shareholder	-	(18,600)	(39,400)
Balance at end of year	$42,311	$46,007	$50,446
Total capital and surplus	$109,411	$92,107	$82,946

See accompanying notes – statutory basis.

Financial
Statements

Southland Life Insurance Company

Statements of Cash Flows – Statutory Basis

	Year ended December 31		
	2000	**1999**	**1998**
	(In Thousands)		
Operations			
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	**$576,184**	$453,706	$350,546
Net investment income received	**142,575**	118,605	111,638
Commissions and expense allowances received on reinsurance ceded	**1,261**	12,575	13,318
Benefits paid	**(136,533)**	(162,156)	(114,517)
Net transfers to separate accounts	**(14,667)**	(19,779)	(27,185)
Insurance expenses paid	**(141,104)**	(143,986)	(115,364)
Dividends paid to policyholders	**(61)**	(17)	(22)
Federal income taxes paid	**(12,280)**	(17,947)	(29,252)
Other revenues in excess of other (expenses)	**(9,738)**	(928)	(8)
Net cash provided by operating activities	**405,637**	240,073	189,154
Investment activities			
Proceeds from sales, maturities, or repayments of investments:			
Bonds	**887,171**	583,330	2,008,358
Preferred stocks	**130**	235	31
Common stocks	**-**	-	36
Mortgage loans	**40,484**	25,166	42,185
Real estate	**1,150**	-	-
Other invested assets	**1,929**	485	69
Miscellaneous proceeds	**1,835**	7,420	6,589
Total investment proceeds	**932,699**	616,636	2,057,268
Tax benefit (payment) on capital gains or losses	**4,245**	1,703	(7,369)
Net proceeds from sales, maturities, or repayments of investments	**936,944**	618,339	2,049,899
Cost of investments acquired:			
Bonds	**1,245,456**	787,090	2,150,706
Preferred stocks	**396**	-	229
Common stocks	**-**	-	-
Mortgage loans	**116,642**	64,265	46,886
Real estate	**3**	1,300	-
Other invested assets	**3,864**	2,721	1,643
Miscellaneous applications	**4,953**	7,707	6,758
Total cost of investments acquired	**1,371,314**	863,083	2,206,222
Net increase in policy loans	**68**	943	1,748
Net cash used in investing activities	**(434,438)**	(245,687)	(158,071)

Southland Life Insurance Company

Statements of Cash Flows – Statutory Basis

| | Year ended December 31 | | |
	2000	1999	1998
	(In Thousands)		
Financing and miscellaneous activities			
Cash provided:			
Capital and surplus paid-in	**-**	13,600	25,000
Borrowed money	**136,565**	-	-
Other cash provided	**36,886**	95,409	4,951
Total other cash provided	**173,451**	109,009	29,951
Other cash applied:			
Dividends paid to shareholders	**-**	32,600	39,400
Other applications	**45,605**	49,782	27,021
Total other cash applied	**45,605**	82,382	66,421
Net cash provided by financing and miscellaneous activities	**127,846**	26,627	(36,470)
Net increase (decrease) in cash and short-term investments	**99,045**	21,013	(5,387)
Cash and short-term investments:			
Beginning of year	**25,755**	4,742	10,129
End of year	**$124,800**	$25,755	$4,742

The Company paid interest of $2,534,000, $540,000 and $887,000 during 2000, 1999 and 1998, respectively.

See accompanying notes – statutory basis.

Financial
Statements

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2000

1. Nature of Operations and Basis of Financial Reporting

Southland Life Insurance Company (the "Company") is a wholly-owned, Texas-domiciled subsidiary of ING America Life Corporation (the "Parent"), a wholly-owned subsidiary of ING America Insurance Holdings, Inc. The Parent has another insurance subsidiary, Life Insurance Company of Georgia ("LOG"), in addition to a minor non-insurance subsidiary.

The Company's market focus is on the middle-income consumer. The life insurance products offered address retirement accumulation, wealth transfer and estate planning, and death protection needs. Products include universal life, survivorship and traditional life insurance and products with low expense loads to institutional and individual customers. Operations are conducted through independent producers. An increasing portion of the Company's business is no-load products sold to individuals, by fee-base financial planners, businesses and institutions. The Company is presently licensed in forty-nine states (all states except New York), the District of Columbia, and Puerto Rico.

Prior to December 1999, the Company provided stop-loss coverage on group health insurance. Effective December 1, 1999, the Company entered into a reinsurance agreement with SAFECO Life Insurance Company to cede the Company's medical stop loss and group term life business. The commission and expense allowance received on this transaction resulted in a gain of $17,525,000. This gain, net of related taxes of $6,134,000, has been deferred in surplus and will be recognized in the Company's Statement of Income as earnings emerge over the next eighteen months. These policies will not be renewed by the Company at the end of their current terms. $7,594,000 of this deferred gain was recognized in earnings in 2000.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Basis of Financial Reporting (continued)

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Texas Insurance Department, whose practices differ from accounting principles generally accepted in the United States ("GAAP"). The more significant of these differences are as follows:

Investments

Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

Valuation Allowances

The asset valuation reserve (AVR) is determined by an NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets.

Financial Statements

1. Nature of Operations and Basis of Financial Reporting (continued)

Valuation Allowances (continued)

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case the provision for such declines is charged to income.

Policy Acquisition Costs

The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Benefit and Contract Reserves

Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Basis of Financial Reporting (continued)

Reinsurance

For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Such treatment is not required by GAAP. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Nonadmitted Assets

Certain assets designated as "nonadmitted," principally the difference between amortized cost and fair value of less-than-investment-grade bonds, and agents' debit balances, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

Investment-type Products

Revenues for investment-type products consist of the entire premium received and benefits represent the death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges are not recognized as premium revenue; benefits represent the excess of benefits paid over the policy account value and interest credited to the account values.

Policyholder Dividends

Policyholder dividends are recognized when declared rather than over the term of the related policies.

Financial Statements

1. Nature of Operations and Basis of Financial Reporting (continued)

Statements of Cash Flows

Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

Other significant accounting practices are as follows:

Investments

Bonds, preferred stocks, common stocks, short-term investments and derivative instruments are stated at values prescribed by the NAIC, as follows:

> Bonds not backed by other loans are principally stated at amortized cost using the interest method.

> Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method.

> Redeemable preferred stocks are reported at amortized cost or the lower of amortized cost or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

> Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/(losses) are reported in unassigned surplus without any adjustment for federal income taxes.

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Basis of Financial Reporting (continued)

Investments

The Company uses interest rate swaps, options and certain other derivatives as part of its overall interest rate risk management strategy for certain life insurance and annuity products. As the Company only uses derivatives for hedging purposes, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Mortgage loans are reported at unpaid principal balances, less allowance for impairments.

Policy loans are reported at unpaid principal balances.

Other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

Dollar roll transactions are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

Short-term investments are reported at cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

1. Nature of Operations and Basis of Financial Reporting (continued)

Other invested assets are reported at amortized cost using the effective interest method. Other invested assets primarily consist of residual collateralized mortgage obligations and partnership interests.

Realized capital gains and losses are determined using the specific identification basis. Changes in market values of common stocks are reported as a change in unrealized gains or losses directly in unassigned surplus and, accordingly, have no effect on net income.

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2.5% to 5.5%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

1. For Life, Endowment and Term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

2. For reinsurance accepted:

    a. with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating;

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Basis of Financial Reporting (continued)

        b. with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the State of Texas, is $360,436,000 at December 31, 2000. The amount of reserves for policies on which gross premiums are less than the net premiums is $2,394,000 at December 31, 2000.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts, and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Financial
Statements

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Basis of Financial Reporting (continued)

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

	December 31		
	2000	**1999**	**1998**
	(In Thousands)		
Agents' debit balances	**$2,196**	$5,788	$3,259
Bonds in default	**48**	110	308
Other	**14**	513	475
Total nonadmitted assets	**$2,258**	$6,411	$4,042

Changes in nonadmitted assets are generally reported directly in surplus as an increase or decrease in nonadmitted assets. Certain changes are reported directly in surplus as a change in unrealized capital gains or losses.

Claims and Claims Adjustment Expenses

Claim expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31. The Company does not discount claim and claim adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31.

Cash Flow Information

Cash and short-term investments includes cash on hand, demand deposits and short-term fixed maturity instruments (with a maturity of less than one year at date of acquisition).

1. Nature of Operations and Basis of Financial Reporting (continued)

Cash Flow Information (continued)

The Company borrowed and repaid $61,600,000 during 2000, borrowed and repaid $59,450,000 during 1999 and borrowed and repaid $399,493,000 during 1998. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and excludes borrowings under dollar roll transactions. Interest paid on borrowed money was $71,000, $540,000, and $887,000 during 2000, 1999, and 1998, respectively.

Separate Accounts

Separate accounts held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. The operations of the separate accounts are not included in the accompanying statements of operations.

2. Permitted Statutory Basis Accounting Practices

The Company prepares statutory basis financial statements in accordance with accounting practices prescribed or permitted by the Texas Department of Insurance. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the NAIC. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, and from company to company within a state, and may change in the future.

Financial Statements

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

2. Permitted Statutory Basis Accounting Practices (continued)

The NAIC has revised the *Accounting Practices and Procedures Manual* in a process referred to as Codification. The revised manual will be effective January 1, 2001. Texas has adopted the provision of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that the Company uses to prepare its statutory basis financial statements. The cumulative effect of changes in accounting principles adopted to conform to the revised *Accounting Practices and Procedures Manual*, will be reported as an adjustment to surplus as of January 1, 2001. Management believes the effect of these changes will not result in a significant reduction in the Company's statutory-basis capital and surplus as of January 1, 2001. The Company will remain in compliance with all regulatory and contractual obligations.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the significant practices from the Texas Insurance Department.

3. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
At December 31, 2000				
U.S. Treasury securities and obligations of U.S. Government agencies and corporations	$ 38,193	$ 913	$ 162	$ 33,944
States, municipalities and political divisions	9,370	113	-	9,483
Public utilities securities	74,945	2,322	2,943	74,324
Corporate securities	602,638	12,145	24,057	590,726
Mortgage backed securities	634,407	9,917	5,664	638,660
Other structured securities	328,833	9,885	11,985	326,733
Total fixed maturities	1,688,386	35,295	44,811	1,678,870
Preferred stocks	1,396	-	-	1,396
Common stocks	552	125	39	638
Total equity securities	$1,690,334	$35,420	$44,850	$1,680,904

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

3. Investments (continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
At December 31, 1999				
U.S. Treasury securities and obligations of U.S. Government agencies and corporations	$ 42,638	$ 297	$ 3,072	$ 39,863
States, municipalities and political divisions	8,528	24	9	8,543
Public utilities securities	82,057	1,416	5,605	77,868
Corporate securities	487,260	5,357	24,305	468,312
Mortgage backed securities	478,721	743	25,573	453,891
Other structured securities	241,008	1,460	10,606	231,862
Total fixed maturities	1,340,212	9,297	69,170	1,280,339
Preferred stocks	1,153	327	68	1,412
Common stocks	552	100	-	652
Total equity securities	$1,341,917	$9,724	$69,238	$1,282,403

At December 31, 2000 and 1999, bonds with an amortized cost of $9,287,000 and $9,376,000, respectively, were on deposit with various insurance departments to meet regulatory requirements.

The amortized cost and fair value of debt securities at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)	
December 31, 2000		
Maturity:		
Due after 1 year through 5 years	$ 160,982	$ 161,412
Due after 5 years through 10 years	307,221	303,487
Due after 10 years	256,943	248,578
	725,146	713,477
Mortgage backed	634,407	638,660
Other asset-backed securities	328,833	326,733
Total	$1,688,386	$1,678,870

3. Investments (continued)

Reconciliation of bonds from amortized cost to carrying value as of December 31:

	2000	1999
	(In Thousands)	
Amortized cost	**$1,688,386**	$1,340,212
Less nonadmitted bonds	**48**	110
Carrying value	**$1,688,338**	$1,340,102

Proceeds from sales of investments in debt securities during 2000, 1999 and 1998 were $887,171,000, $583,330,000 and $2,008,358,000, respectively. Gross gains of $2,269,000, $5,278,000 and $26,065,000 and gross losses of $14,288,000, $11,697,000 and $8,780,000 were realized on sales of debt securities in 2000, 1999 and 1998, respectively.

Net realized (losses) gains, before capital gains tax and interest maintenance reserve transfers and changes in net unrealized (losses) gains, are summarized as follows:

	Capital (Losses) Gains			Net Capital
	Bonds	**Stocks**	**Other**	**(Loss) Gain**
	(In Thousands)			
2000:				
Net realized	**$(12,019)**	**$(23)**	**$(89)**	**$(12,131)**
Net unrealized	**62**	**(14)**	**(2,100)**	**(2,052)**
Total	**$(11,957)**	**$(37)**	**$(2,189)**	**$(14,183)**
1999:				
Net realized	$(6,419)	$42	$1,511	$(4,866)
Net unrealized	198	87	(636)	(351)
Total	$(6,221)	$129	$875	$(5,217)
1998:				
Net realized	$17,285	$ -	$2,919	$20,204
Net unrealized	(308)	(99)	492	85
Total	$16,977	$(99)	$3,411	$20,289

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

3. Investments (continued)

Major categories of net investment income are summarized as follows:

	Year ended December 31		
	2000	**1999**	**1998**
	(In Thousands)		
Income:			
Bonds	**$111,663**	$ 92,453	$ 81,211
Mortgage loans	**32,581**	30,410	28,831
Policy loans	**3,909**	5,216	5,200
Other	**3,979**	1,296	898
Total investment income	**152,132**	129,375	116,140
Investment expenses	**(7,077)**	(4,881)	(4,901)
Net investment income	**$145,055**	$124,494	$111,239

The maximum and minimum lending rates for long-term mortgage loans during 2000 were 9.00% and 6.75%, respectively. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 75% on commercial properties. As of December 31, 2000, the Company held no mortgages with interest more than one year overdue. Total interest due equals $17,783.

4. Derivative Financial Instruments Held for Purposes Other than Trading

The Company enters into interest rate contracts, including swaps and options, to reduce and manage risks which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows which the Company has acquired or incurred. Hedge accounting practices are supported by cash flow matching, scenario testing and duration matching. Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount.

Financial
Statements

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

4. Derivative Financial Instruments Held for Purposes Other than Trading (continued)

Premiums paid for the purchase of interest rate contracts are included in other invested assets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged. Amounts paid or received, if any, from such contracts are included in interest expense or income. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets.

Gains or losses as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Interest rate contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of the derivative are recorded as investment income. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts.

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

4. Derivative Financial Instruments Held for Purposes Other than Trading (continued)

The table below summarizes the Company's interest rate contracts included in other invested assets at December 31, 2000 and 1999 (in thousands):

	December 31, 2000		
	Notional Amount	**Carrying Value**	**Fair Value**
Interest rate contracts:			
Swaps	**$20,000**	**-**	**$269**
Options owned	**33,600**	**$331**	**331**
Total derivatives	**$53,600**	**$331**	**$600**

	December 31, 1999		
	Notional Amount	**Carrying Value**	**Fair Value**
Interest rate contracts:			
Swaps	$25,330	-	$ (38)
Options owned	25,000	$1,867	1,867
Total derivatives	$50,330	$1,867	$1,829

5. Concentrations of Credit Risk

The Company held less-than-investment-grade corporate bonds with an aggregate book value of $126,928,000 and $122,161,000 and with an aggregate market value of $107,909,000 and $122,791,000 at December 31, 2000 and 1999, respectively. Those holdings amounted to 7.5% of the Company's investments in bonds and 5.0% of total admitted assets at December 31, 2000.

The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

5. Concentrations of Credit Risk (continued)

The Company held unrated bonds of $219,934,000 and $77,954,000 with an aggregate NAIC market value of $219,861,000 and $77,954,000 at December 31, 2000 and 1999, respectively. The carrying value of these holdings amounted to 13% of the Company's investment in bonds and 9% of the Company's total admitted assets at December 31, 2000.

At December 31, 2000, the Company's commercial mortgages involved a concentration of properties located in Pennsylvania (13%), Florida (12%) and Texas (10%). The remaining commercial mortgages relate to properties located in 30 other states. The portfolio is well diversified, covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $20,000,000.

6. Annuity Reserves

At December 31, 2000 and 1999, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	December 31, 2000	
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
At book value less surrender charge	$ 3,017	6.1%
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	38,471	77.7
Not subject to discretionary withdrawal	8,034	16.2
Total annuity reserves and deposit fund liabilities— before reinsurance	49,522	100%
Less reinsurance	-	
Net annuity reserves and deposit fund liabilities	$49,522	

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

6. Annuity Reserves

| | December 31, 1999 | |
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
At book value less surrender charge	$ 3,498	6.1%
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	44,124	77.5
Not subject to discretionary withdrawal	9,328	16.4
Total annuity reserves and deposit fund liabilities— before reinsurance	56,950	100.0%
Less reinsurance	-	
Net annuity reserves and deposit fund liabilities	$56,950	

7. Employee Benefit Plans

The Company does not sponsor an employee retirement plan. Home office and field office services are provided to the Company by employees of LOG, an affiliated insurer. The Company reimburses LOG for the actual cost of salaries and fringe benefits of employees utilized in providing administrative services to the Company.

The Company does not sponsor a deferred compensation plan, but reimburses LOG for the actual cost of fringe benefits for employees providing administrative services to the Company. The Company has an unfunded noncontributory, nonqualified deferred compensation plan covering certain agents in the General Agency Sales Division.

8. Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

Financial Statements

8. Separate Accounts (continued)

Premiums, deposits, and other considerations received for the years ended December 31, 2000, 1999, and 1998 were $30,562,000, $29,654,000, and $30,883,000 respectively.

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	2000	1999	1998
	(In Thousands)		
Transfers as reported in the summary of operations of the Separate Accounts Statement:			
Transfers to separate accounts	**$32,345**	$31,472	$30,883
Transfers from separate accounts	**21,068**	25,831	3,651
Net transfers to separate accounts	**11,277**	5,641	27,232
Reconciling adjustments:			
CARVM/CRVM Adjustment	-	7,579	(7,579)
Miscellaneous transfers	**(7)**	(18)	100
Transfers as reported in the Statement of Operations	**$11,270**	$13,202	$19,753

9. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. As of December 31, 2000, the Company's retention limit for acceptance of risk on life insurance policies had been set at various levels up to $3,000,000.

To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Notes to Financial Statements – Statutory Basis (continued)

9. Reinsurance (continued)

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	2000	**1999**	**1998**
	(In Thousands)		
Premiums	**$ 89,993**	$ 82,333	$100,983
Benefits paid or provided	**73,766**	55,520	53,778
Policy and contract liabilities at year end	**146,744**	183,358	195,236

10. Federal Income Taxes

The method of tax allocation is governed by a written tax sharing agreement which was revised effective January 1, 1996. The tax sharing agreement provides that each member of the consolidated return shall reimburse ING America Insurance Holdings, Inc. for its respective share of the consolidated federal income tax liability for each taxable year subject to the tax sharing agreement.

The current tax liabilities of $13,145,000 and $1,017,000 at December 31, 2000 and 1999, respectively, are payable to America Insurance Holdings under the terms of the tax sharing agreement.

The total provision for federal income taxes of the Company differs from the amount resulting from multiplying gain from operations before income taxes and net realized capital gains by the federal income tax rate due primarily to differences in the tax accounting treatment regarding the cession of the Company's medical stop loss and group term life business, reserves, amortization of the interest maintenance reserve, certain policy acquisition costs and deferred and uncollected premiums.

Financial
Statements

11. Capital and Surplus

Dividends to the Parent may only be declared out of statutory earnings and surplus subject to certain regulatory limitations. Dividends paid in excess of these limitations require prior approval of the Texas Insurance Commissioner ("Commissioner"). Regular dividends of $0, $18,600,000 and $39,400,000 were declared to the Parent in 2000, 1999 and 1998, respectively. Of these amounts, $14,000,000 was unpaid as of December 31, 1998. For 2001, the maximum amount of dividends which may be paid without prior approval is $5,651,000.

12. Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

12. Fair Values of Financial Instruments (continued)

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

| | December 31 | | | |
| | 2000 | | 1999 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$1,688,338	$1,678,870	$1,340,102	$1,280,339
Preferred stocks	1,396	1,396	1,153	1,411
Unaffiliated common stocks	638	638	652	652
Mortgage loans	461,642	472,406	385,459	378,086
Policy loans	88,693	79,783	88,524	77,331
Derivative securities	331	600	1,867	1,829
Short-term investments	97,613	97,613	30,080	30,080
Cash	27,187	27,187	(4,325)	(4,325)
Other invested assets	6,982	6,982	4,929	4,929
Separate account assets	98,288	98,288	95,610	95,610
Receivable for securities	2,600	2,600	210	210
Liabilities:				
Individual annuities	18,430	18,430	20,149	20,149
Policyholder funds	3,772	3,772	4,005	4,005
Policyholder dividends	708	708	721	721
Separate account liabilities	98,288	98,288	95,610	95,610

Financial
Statements

12. Fair Values of Financial Instruments (continued)

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments:

Fixed maturities and equity securities: The fair values for bonds, preferred stocks and common stocks, reported herein, are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, commercial mortgages, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which generally fall within a range between 6.5% and 13.4% over the total portfolio. Fair values determined on this basis can differ from values published by the NAIC Securities Valuation Office. Market value as determined by the NAIC as of December 31, 2000 and 1999, was $1,681,420,000, and $1,325,561,000, respectively.

Mortgage loans: Estimated market values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads implied by independent published surveys. The same is applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Derivative financial instruments: Fair values for on-balance-sheet derivative financial instruments (options) and off-balance-sheet derivative financial instruments (swaps) are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties' credit standing.

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

12. Fair Values of Financial Instruments (continued)

Other investment-type insurance contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

13. Commitments and Contingencies

The Company is a party to pending or threatened lawsuits arising from the normal conduct of its business. Due to the climate in insurance and business litigation, suits against the Company sometimes include substantial additional claims, consequential damages, punitive damages and other similar types of relief. While it is not possible to forecast the outcome of such litigation, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's financial position or interfere with its operations. The Company has established an accrued liability in the financial statements of $12,000,000 related to certain pending litigation. The Company is vigorously defending its position in these cases.

14. Financing Agreements

The Company has a line of credit totaling $100,000,000, to provide short-term liquidity which expires July 31, 2001. The amount of funds available under this line is reduced by borrowings of certain affiliates also party to the agreement. Interest on all loans is based on the cost of funds by the lender plus .25%. There were no outstanding borrowings under this agreement at December 31, 2000 and 1999.

Financial Statements

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

14. Financing Agreements (continued)

The Company also entered into dollar roll transactions to increase its return on investments and improve liquidity. Dollar rolls involve a sale of securities and an agreement to repurchase substantially the same securities as the securities sold. The dollar rolls are accounted for as short-term collateralized financings and the repurchase obligation is reported in borrowed money. The repurchase obligation totaled $136,565,000 at December 31, 2000. Such borrowings averaged approximately $135,500,000 during the last three months of 2000 and were collateralized by investment securities with fair values approximately equal to the loan value. The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments (such excess was not material at December 31, 2000). The Company believes the counterparties to the dollar roll agreements are financially responsible and that the counterparty risk is minimal.

15. Related Party Transactions

The Company has a service agreement with affiliates, whereby the affiliated companies provide personnel, certain services and facilities for the conduct of the Company's operations in return for payment representing the costs incurred in providing such services and facilities. During 2000, 1999 and 1998, the Company reimbursed these affiliated companies $44,730,000, $47,258,000 and $32,353,000, respectively, under this agreement. The Company has a payable to these affiliated companies of $7,420,000, $19,702,000, and $13,364,000 at December 31, 2000, 1999, and 1998, respectively, related to this agreement.

16. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premiums companies collect in that state.

16. Guaranty Fund Assessments (continued)

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state.

17. Regulatory Risk-Based Capital

The NAIC prescribes risk-based capital (RBC) requirements for life/health insurance companies. RBC is a series of dynamic surplus-related formulas for monitoring solvency. At December 31, 2000, the Company exceeded all minimum RBC requirements.

Financial
Statements

Financial Statements

Southland Separate Account L1 of
Southland Life Insurance Company

Years ended December 31, 2000, 1999 and 1998

Southland Separate Account L1

Financial Statements

Years ended December 31, 2000, 1999 and 1998

Contents

Report of Independent Auditors 96

Audited Financial Statements

Statement of Net Assets 97
Statement of Operations 103
Statement of Changes in Net Assets 119
Notes to Financial Statements 135

Financial
Statements

Report of Independent Auditors

Policyholders
Southland Separate Account L1 of
  Southland Life Insurance Company

We have audited the accompanying statement of net assets of Southland Separate Account L1 of Southland Life Insurance Company, comprising, respectively, the Alger American Funds (comprising the American Small Capitalization, American MidCap Growth, American Growth and American Leveraged AllCap Sub-Accounts) ("Alger"), the Fidelity Variable Insurance Products Fund and Variable Insurance Products Fund II (comprising the Asset Manager, Growth, Overseas, Money Market, Index 500, Equity-Income, High Income, Contrafund, and Investment Grade Bond Sub-Accounts) ("VIP and VIP II"), the INVESCO Variable Investment Funds, Inc. (comprising the Equity Income and Utilities Sub-Accounts) ("INVESCO"), the Janus Aspen Series (comprising the Growth, Aggressive Growth, Worldwide Growth, International Growth and Balanced Sub-Accounts) ("Janus") and the Directed Services, Inc. (comprising the MidCap Growth, Research and Total Return Portfolios) ("GCG"), as of December 31, 2000, and the related statements of operations and changes in net assets for each of the three years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2000, by correspondence with the transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southland Separate Account L1 at December 31, 2000, and the results of its operations and the changes in its net assets for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States.

April 3, 2001

Southland Separate Account L1

Statement of Net Assets

December 31, 2000

	Total All Sub-Accounts	Total Alger	Total VIP & VIP II	Total INVESCO	Total Janus	Total GCG
Assets						
Investments in mutual funds at market value *(Note 3)*	$71,707,081	$13,414,820	$28,051,681	$2,600,374	$27,640,206	$ –
Total assets	71,707,081	13,414,820	28,051,681	2,600,374	27,640,206	–
Liabilities						
Due to (from) Southland Life Insurance Company	(504,262)	(106,305)	(132,656)	(15,789)	(249,512)	–
Total liabilities	(504,262)	(106,305)	(132,656)	(15,789)	(249,512)	–
Net assets	$72,211,343	$13,521,125	$28,184,337	$2,616,163	$27,889,718	–
Policyholder reserves						
Reserve for policyholders *(Note 2)*	$72,211,343	$13,521,125	$28,184,337	$2,616,163	$27,889,718	–
Total policyholder reserves	$72,211,343	$13,521,125	$28,184,337	$2,616,163	$27,889,718	$ –

See accompanying notes.

Southland Separate Account L1

Statement of Net Assets (continued)

December 31, 2000

| | | Alger | | | |
	Total Alger	American Small Capitalization	American MidCap Growth	American Growth	American Leveraged AllCap
Assets					
Investments in mutual funds at market value *(Note 3)*	$13,414,820	$1,956,463	$2,939,925	$5,160,001	$3,358,431
Total assets	13,414,820	1,956,463	2,939,925	5,160,001	3,358,431
Liabilities					
Due to (from) Southland Life Insurance Company	(106,305)	(10,891)	(17,582)	(32,453)	(45,379)
Total liabilities	(106,305)	(10,891)	(17,582)	(32,453)	(45,379)
Net assets	$13,521,125	$1,967,354	$2,957,507	$5,192,454	$3,403,810
Policyholder reserves					
Reserves for policyholders *(Note 2)*	$13,521,125	$1,967,354	$2,957,507	$5,192,454	$3,403,810
Total policyholder reserves	$13,521,125	$1,967,354	$2,957,507	$5,192,454	$3,403,810
Number of sub-account units outstanding *(Note 7)*		155,346,180	138,613,408	244,503,446	137,135,605
Net value per sub-account unit		$12.66	$21.34	$21.24	$24.82

See accompanying notes.

Southland Separate Account L1

Statement of Net Assets (continued)

December 31, 2000

| | VIP & VIP II | | | | | | | | | |
	Total VIP & VIP II	Asset Manager	Growth	Overseas	Money Market	Index 500	Equity-Income	High Income	Contrafund	Investment Grade Bond
Assets										
Investments in mutual funds at market value *(Note 3)*	$28,051,681	$879,382	$4,215,415	$493,503	$3,005,956	$7,993,438	$3,024,756	$807,301	$6,567,462	$1,064,468
Total assets	28,051,681	879,382	4,215,415	493,503	3,005,956	7,993,438	3,024,756	807,301	6,567,462	1,064,468
Liabilities										
Due to (from) Southland Life Insurance Company	(132,656)	(3,597)	(21,857)	(2,239)	7,294	(30,559)	(14,373)	(2,428)	(64,038)	(859)
Total liabilities	(132,656)	(3,597)	(21,857)	(2,239)	7,294	(30,559)	(14,373)	(2,428)	(64,038)	(859)
Net assets	$28,184,337	$882,979	$4,237,272	$495,742	$2,998,662	$8,023,997	$3,039,129	$809,729	$6,631,500	$1,065,327
Policyholder reserves										
Reserves for policyholders *(Note 2)*	$28,184,337	$882,979	$4,237,272	$495,742	$2,998,662	$8,023,997	$3,039,129	$809,729	$6,631,500	$1,065,327
Total policyholder reserves	$28,184,337	$882,979	$4,237,272	$495,742	$2,998,662	$8,023,997	$3,039,129	$809,729	$6,631,500	$1,065,327
Number of sub-account units outstanding *(Note 7)*		58,359,318	203,629,777	33,757,121	247,767,120	413,225,899	179,290,646	87,083,379	336,032,976	82,503,771
Net value per sub-account unit		$15.13	$20.81	$14.69	$12.10	$19.42	$16.95	$9.30	$19.73	$12.91

See accompanying notes.

Southland Separate Account L1

Statement of Net Assets (continued)

December 31, 2000

| | INVESCO | | |
	Total INVESCO	Equity Income	Utilities
Assets			
Investments in mutual funds at market value *(Note 3)*	$2,600,374	$1,428,725	$1,171,649
Total assets	2,600,374	1,428,725	1,171,649
Liabilities			
Due to (from) Southland Life Insurance Company	(15,789)	(14,701)	(1,088)
Total liabilities	(15,789)	(14,701)	(1,088)
Net assets	$2,616,163	$1,443,426	$1,172,737
Policyholder reserves			
Reserves for policyholders *(Note 2)*	$2,616,163	$1,443,426	$1,172,737
Total policyholder reserves	$2,616,163	$1,443,426	$1,172,737
Number of sub-account units outstanding *(Note 7)*		84,138,226	59,272,091
Net value per sub-account unit		$17.16	$19.79

See accompanying notes.

Southland Separate Account L1

Statement of Net Assets (continued)

December 31, 2000

			Janus			
	Total Janus	Growth	Aggressive Growth	Worldwide Growth	International Growth	Balanced
Assets						
Investments in mutual funds at market value *(Note 3)*	$27,640,206	$5,480,847	$5,494,621	$5,994,605	$3,052,922	$7,617,211
Total assets	27,640,206	5,480,847	5,494,621	5,994,605	3,052,922	7,617,211
Liabilities						
Due to (from) Southland Life Insurance Company	(249,512)	(27,866)	(71,062)	(59,214)	(33,679)	(57,691)
Total liabilities	(249,512)	(27,866)	(71,062)	(59,214)	(33,679)	(57,691)
Net assets	$27,889,718	$5,508,713	$5,565,683	$6,053,819	$3,086,601	$7,674,902
Policyholder reserves						
Reserves for policyholders *(Note 2)*	$27,889,718	$5,508,713	$5,565,683	$6,053,819	$3,086,601	$7,674,902
Total policyholder reserves	$27,889,718	$5,508,713	$5,565,683	$6,053,819	$3,086,601	$7,674,902
Number of sub-account units outstanding *(Note 7)*		271,494.885	253,631.227	272,009.288	139,976.091	377,836.218
Net value per sub-account unit		$20.29	$21.94	$22.26	$22.05	$20.31

See accompanying notes.

Southland Separate Account L1

Statement of Net Assets (continued)

December 31, 2000

	GCG			
	Total GCG	MidCap Growth	Research	Total Return
Assets				
Investments in mutual funds at market value *(Note 3)*	$ –	$ –	$ –	$ –
Total assets	–	–	–	–
Liabilities				
Due to (from) Southland Life Insurance Company	–	–	–	–
Total liabilities	–	–	–	–
Net assets	$ –	$ –	$ –	$ –
Policyholder reserves				
Reserves for policyholders *(Note 2)*	$ –	$ –	$ –	$ –
Total policyholder reserves	$ –	$ –	$ –	$ –
Number of sub-account units outstanding *(Note 7)*		$ –	$ –	$ –
Net value per sub-account unit		$ –	$ –	$ –

See accompanying notes.

Southland Separate Account L1

Statement of Operations

Year ended December 31, 2000

	Total All Sub-Accounts	Total Alger	Total VIP & VIP II	Total INVESCO	Total Janus	Total GCG
Investment income						
Dividends from mutual funds	$ 6,781,860	$ 2,023,497	$ 1,909,833	$131,125	$ 2,717,405	$ –
Less valuation period deductions *(Note 2)*	640,123	118,675	244,501	20,554	256,393	–
Net investment income (loss)	6,141,737	1,904,822	1,665,332	110,571	2,461,012	–
Realized and unrealized gains (losses) on investments						
Net realized gains (losses) on investments	3,241,491	371,322	574,999	65,749	2,229,421	–
Net unrealized gains (losses) on investments	(19,234,931)	(4,863,539)	(4,029,298)	(105,911)	(10,236,183)	–
Net realized and unrealized gains (losses) on investments	(15,993,440)	(4,492,217)	(3,454,299)	(40,162)	(8,006,762)	–
Net increase (decrease) in net assets resulting from operations	$(9,851,703)	$(2,587,395)	$(1,788,967)	$ 70,409	$(5,545,750)	$ –

See accompanying notes.

Southland Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2000

| | | Alger | | | |
	Total Alger	American Small Capitalization	American MidCap Growth	American Growth	American Leveraged AllCap
Investment income					
Dividends from mutual funds	$ 2,023,497	$ 753,213	$289,142	$ 643,991	$ 337,151
Less valuation period deductions *(Note 2)*	118,675	18,762	22,467	45,528	31,918
Net investment income (loss)	1,904,822	734,451	266,675	598,463	305,233
Realized and unrealized gains (losses) on investments					
Net realized gains (losses) on investments	371,322	(13,972)	110,290	170,037	104,967
Net unrealized gains (losses) on investments	(4,863,539)	(1,409,306)	(286,302)	(1,681,188)	(1,486,743)
Net realized and unrealized gains (losses) on investments	(4,492,217)	(1,423,278)	(176,012)	(1,511,151)	(1,381,776)
Net increase (decrease) in net assets resulting from operations	$(2,587,395)	$(688,827)	$ 90,663	$ (912,688)	$(1,076,543)

See accompanying notes.

Southland Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2000

	VIP & VIP II									
	Total VIP & VIP II	Asset Manager	Growth	Overseas	Money Market	Index 500	Equity- Income	High Income	Contrafund	Investment Grade Bond
Investment income										
Dividends from mutual funds	$ 1,909,833	$ 95,111	$ 345,587	$ 47,496	$211,012	$ 95,123	$202,208	$ 68,317	$ 790,874	$54,105
Less valuation period deductions *(Note 2)*	244,501	7,765	34,762	4,445	31,176	66,800	24,007	8,989	58,481	8,076
Net investment income (loss)	1,665,332	87,346	310,825	43,051	179,836	28,323	178,201	59,328	732,393	46,029
Realized and unrealized gains (losses) on investments										
Net realized gains (losses) on investments	574,999	(5,570)	126,903	3,626	–	453,549	(30,569)	(56,111)	90,216	(7,045)
Net unrealized gains (losses) on investments	(4,029,298)	(131,516)	(990,784)	(158,897)	–	(1,281,047)	67,743	(252,606)	(1,336,813)	54,622
Net realized and unrealized gains (losses) on investments	(3,454,299)	(137,086)	(863,881)	(155,271)	–	(827,498)	37,174	(308,717)	(1,246,597)	47,577
Net increase (decrease) in net assets resulting from operations	$(1,788,967)	$(49,740)	$(553,056)	$(112,220)	$179,836	$ (799,175)	$215,375	$(249,389)	$ (514,204)	$93,606

See accompanying notes.

Southland Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2000

	INVESCO		
	Total INVESCO	Equity Income	Utilities
Investment income			
Dividends from mutual funds	$131,125	$82,028	$49,097
Less valuation period deductions *(Note 2)*	20,554	11,647	8,907
Net investment income (loss)	110,571	70,381	40,190
Realized and unrealized gains (losses) on investments			
Net realized gains (losses) on investments	65,749	25,284	40,465
Net unrealized gains (losses) on investments	(105,911)	(53,186)	(52,725)
Net realized and unrealized gains (losses) on investments	(40,162)	(27,902)	(12,260)
Net increase (decrease) in net assets resulting from operations	$ 70,409	$42,479	$27,930

See accompanying notes.

Southland Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2000

	Janus					
	Total Janus	Growth	Aggressive Growth	Worldwide Growth	International Growth	Balanced
Investment income						
Dividends from mutual funds	$ 2,717,405	$ 420,942	$ 754,245	$ 524,087	$ 162,646	$ 855,485
Less valuation period deductions *(Note 2)*	256,393	46,065	58,093	55,911	29,867	66,457
Net investment income (loss)	2,461,012	374,877	696,152	468,176	132,779	789,028
Realized and unrealized gains (losses) on investments						
Net realized gains (losses) on investments	2,229,421	193,566	1,162,508	126,392	469,030	277,925
Net unrealized gains (losses) on investments	(10,236,183)	(1,546,841)	(4,335,509)	(1,777,935)	(1,275,006)	(1,300,892)
Net realized and unrealized gains (losses) on investments	(8,006,762)	(1,353,275)	(3,173,001)	(1,651,543)	(805,976)	(1,022,967)
Net increase (decrease) in net assets resulting from operations	$ (5,545,750)	$ (978,398)	$(2,476,849)	$(1,183,367)	$ (673,197)	$ (233,939)

See accompanying notes.

Southland Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2000

	GCG			
	Total GCG	MidCap Growth	Research	Total Return
Investment income				
Dividends from mutual funds	$ –	$ –	$ –	$ –
Less valuation period deductions *(Note 2)*	–	–	–	–
Net investment income (loss)	–	–	–	–
Realized and unrealized gains (losses) on investments				
Net realized gains (losses) on investments	–	–	–	–
Net unrealized gains (losses) on investments	–	–	–	–
Net realized and unrealized gains (losses) on investments	–	–	–	–
Net increase (decrease) in net assets resulting from operations	$ –	$ –	$ –	$ –

See accompanying notes.

Southland Separate Account L1

Statement of Operations

Year ended December 31, 1999

	Total All Sub-Accounts	Total Alger	Total VIP & VIP II	Total INVESCO	Total Janus
Investment income					
Dividends from mutual funds	$ 1,567,924	$ 613,278	$ 679,599	$ 48,867	$ 226,180
Less valuation period deductions *(Note 2)*	364,009	61,138	160,168	13,093	129,610
Net investment income (loss)	1,203,915	552,140	519,431	35,774	96,570
Realized and unrealized gains (losses) on investments					
Net realized gains (losses) on investments	3,389,427	493,102	202,589	31,203	2,662,533
Net unrealized gains (losses) on investments	9,438,576	1,839,516	2,205,232	157,735	5,236,093
Net realized and unrealized gains (losses) on investments	12,828,003	2,332,618	2,407,821	188,938	7,898,626
Net increase (decrease) in net assets resulting from operations	$14,031,918	$2,884,758	$2,927,252	$224,712	$7,995,196

See accompanying notes.

Southland Separate Account L1

Statement of Operations (continued)

Year ended December 31, 1999

		Alger			
	Total Alger	American Small Capitalization	American MidCap Growth	American Growth	American Leveraged AllCap
Investment income					
Dividends from mutual funds	$ 613,278	$142,584	$163,687	$239,881	$ 67,126
Less valuation period deductions *(Note 2)*	61,138	11,332	11,010	26,013	12,783
Net investment income (loss)	552,140	131,252	152,677	213,868	54,343
Realized and unrealized gains (losses) on investments					
Net realized gains (losses) on investments	493,102	1,868	22,744	219,461	249,029
Net unrealized gains (losses) on investments	1,839,516	407,699	229,004	479,515	723,298
Net realized and unrealized gains (losses) on investments	2,332,618	409,567	251,748	698,976	972,327
Net increase (decrease) in net assets resulting from operations	$2,884,758	$540,819	$404,425	$912,844	$1,026,670

See accompanying notes.

Southland Separate Account L1

Statement of Operations (continued)

Year ended December 31, 1999

	VIP & VIP II									
	Total VIP & VIP II	Asset Manager	Growth	Overseas	Money Market	Index 500	Equity- Income	High Income	Contrafund	Investment Grade Bond
Investment income										
Dividends from mutual funds	$ 679,599	$46,234	$139,663	$ 9,084	$145,790	$ 52,477	$77,765	$66,122	$118,908	$ 23,556
Less valuation period deductions *(Note 2)*	160,168	6,250	16,898	2,665	26,430	40,684	17,870	8,228	35,858	5,285
Net investment income (loss)	519,431	39,984	122,765	6,419	119,360	11,793	59,895	57,894	83,050	18,271
Realized and unrealized gains (losses) on investments										
Net realized gains (losses) on investments	202,589	4,860	34,293	2,960	–	65,194	19,680	(37,455)	118,307	(5,250)
Net unrealized gains (losses) on investments	2,205,232	26,606	507,468	112,027	–	782,740	9,883	27,846	762,007	(23,345)
Net realized and unrealized gains (losses) on investments	2,407,821	31,466	541,761	114,987	–	847,934	29,563	(9,609)	880,314	(28,595)
Net increase (decrease) in net assets resulting from operations	$2,927,252	$71,450	$664,526	$121,406	$119,360	$859,727	$89,458	$48,285	$963,364	$(10,324)

See accompanying notes.

Southland Separate Account L1

Statement of Operations (continued)

Year ended December 31, 1999

	INVESCO		
	Total INVESCO	Equity Income	Utilities
Investment income			
Dividends from mutual funds	$ 48,867	$ 42,139	$ 6,728
Less valuation period deductions *(Note 2)*	13,093	8,847	4,246
Net investment income (loss)	35,774	33,292	2,482
Realized and unrealized gains (losses) on investments			
Net realized gains (losses) on investments	31,203	19,906	11,297
Net unrealized gains (losses) on investments	157,735	91,686	66,049
Net realized and unrealized gains (losses) on investments	188,938	111,592	77,346
Net increase (decrease) in net assets resulting from operations	$224,712	$144,884	$79,828

See accompanying notes.

Southland Separate Account L1

Statement of Operations (continued)

Year ended December 31, 1999

| | | Janus | | | | |
	Total Janus	Growth	Aggressive Growth	Worldwide Growth	International Growth	Balanced
Investment income						
Dividends from mutual funds	$ 226,180	$ 18,383	$ 74,622	$ 6,047	$ 4,512	$ 122,616
Less valuation period deductions *(Note 2)*	129,610	21,873	21,939	29,897	16,037	39,864
Net investment income (loss)	96,570	(3,490)	52,683	(23,850)	(11,525)	82,752
Realized and unrealized gains (losses) on investments						
Net realized gains (losses) on investments	2,662,533	248,417	1,836,755	147,241	179,464	250,656
Net unrealized gains (losses) on investments	5,236,093	758,550	757,939	1,825,033	1,137,882	756,689
Net realized and unrealized gains (losses) on investments	7,898,626	1,006,967	2,594,694	1,972,274	1,317,346	1,007,345
Net increase (decrease) in net assets resulting from operations	$7,995,196	$1,003,477	$2,647,377	$1,948,424	$1,305,821	$1,090,097

See accompanying notes.

Southland Separate Account L1

Statement of Operations

Year ended December 31, 1998

	Total All Sub-Accounts	Total Alger	Total VIP & VIP II	Total INVESCO	Total Janus
Investment income					
Dividends from mutual funds	$ 626,404	$179,195	$ 252,170	$37,292	$ 157,747
Less valuation period deductions *(Note 2)*	119,686	17,962	61,507	4,011	36,206
Net investment income (loss)	506,718	161,233	190,663	33,281	121,541
Realized and unrealized gains (losses) on investments					
Net realized gains (losses) on investments	127,820	25,905	31,103	5,430	65,382
Net unrealized gains (losses) on investments	2,657,680	642,532	1,033,851	41,691	939,606
Net realized and unrealized gains (losses) on investments	2,785,500	668,437	1,064,954	47,121	1,004,988
Net increase (decrease) in net assets resulting from operations	$3,292,218	$829,670	$1,255,617	$80,402	$1,126,529

See accompanying notes.

Southland Separate Account L1

Statement of Operations (continued)

Year ended December 31, 1998

		Alger			
	Total Alger	**American Small Capitalization**	**American MidCap Growth**	**American Growth**	**American Leveraged AllCap**
Investment income					
Dividends from mutual funds	$179,195	$50,067	$ 30,380	$ 87,268	$ 11,480
Less valuation period deductions *(Note 2)*	17,962	4,045	4,033	6,878	3,006
Net investment income (loss)	161,233	46,022	26,347	80,390	8,474
Realized and unrealized gains (losses) on investments					
Net realized gains (losses) on investments	25,905	2,686	9,274	6,653	7,292
Net unrealized gains (losses) on investments	642,532	49,565	120,660	303,561	168,746
Net realized and unrealized gains (losses) on investments	668,437	52,251	129,934	310,214	176,038
Net increase (decrease) in net assets resulting from operations	$829,670	$98,273	$156,281	$390,604	$184,512

See accompanying notes.

Southland Separate Account L1

Statement of Operations (continued)

Year ended December 31, 1998

	VIP & VIP II									
	Total VIP & VIP II	Asset Manager	Growth	Overseas	Money Market	Index 500	Equity- Income	High Income	Contrafund	Investment Grade Bond
Investment income										
Dividends from mutual funds	$ 252,170	$15,561	$ 37,137	$ 3,617	$104,324	$ 17,011	$ 23,486	$ 16,684	$ 30,389	$ 3,961
Less valuation period deductions *(Note 2)*	61,507	2,798	5,164	924	17,651	11,910	6,837	2,983	11,312	1,928
Net investment income (loss)	190,663	12,763	31,973	2,693	86,673	5,101	16,649	13,701	19,077	2,033
Realized and unrealized gains (losses) on investments										
Net realized gains (losses) on investments	31,103	(2,166)	3,265	(1,636)	–	12,724	2,172	(2,338)	8,424	10,658
Net unrealized gains (losses) on investments	1,033,851	28,383	189,989	11,290	–	332,201	82,881	(39,195)	420,570	7,732
Net realized and unrealized gains (losses) on investments	1,064,954	26,217	193,254	9,654	–	344,925	85,053	(41,533)	428,994	18,390
Net increase (decrease) in net assets resulting from operations	$1,255,617	$38,980	$225,227	$12,347	$ 86,673	$350,026	$101,702	$(27,832)	$448,071	$20,423

See accompanying notes.

Southland Separate Account L1

Statement of Operations (continued)

Year ended December 31, 1998

| | INVESCO | | |
	Total INVESCO	Equity Income	Utilities
Investment income			
Dividends from mutual funds	$37,292	$34,407	$ 2,885
Less valuation period deductions *(Note 2)*	4,011	3,474	537
Net investment income (loss)	33,281	30,933	2,348
Realized and unrealized gains (losses) on investments			
Net realized gains (losses) on investments	5,430	4,916	514
Net unrealized gains (losses) on investments	41,691	23,002	18,689
Net realized and unrealized gains (losses) on investments	47,121	27,918	19,203
Net increase (decrease) in net assets resulting from operations	$80,402	$58,851	$21,551

See accompanying notes.

Southland Separate Account L1

Statement of Operations (continued)

Year ended December 31, 1998

			Janus				
	Total Janus	**Growth**	**Aggressive Growth**	**Worldwide Growth**	**International Growth**	**Balanced**	**Short-Term Bond**
Investment income							
Dividends from mutual funds	$ 157,747	$ 36,308	$ –	$ 52,078	$16,024	$ 49,352	$3,985
Less valuation period deductions *(Note 2)*	36,206	5,483	4,426	11,466	6,089	8,447	295
Net investment income (loss)	121,541	30,825	(4,426)	40,612	9,935	40,905	3,690
Realized and unrealized gains (losses) on investments							
Net realized gains (losses) on investments	65,382	30,199	4,969	21,777	2,697	9,053	(3,313)
Net unrealized gains (losses) on investments	939,606	189,068	227,403	208,893	41,449	271,281	1,512
Net realized and unrealized gains (losses) on investments	1,004,988	219,267	232,372	230,670	44,146	280,334	(1,801)
Net increase (decrease) in net assets resulting from operations	$1,126,529	$250,092	$227,946	$271,282	$54,081	$321,239	$1,889

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets

Year ended December 31, 2000

	Total All Sub-Accounts	Total Alger	Total VIP & VIP II	Total INVESCO	Total Janus	Total GCG
Increase (decrease) in net assets						
Operations						
Net investment income (loss)	$ 6,141,737	$ 1,904,822	$ 1,665,332	$ 110,571	$ 2,461,012	$ –
Net realized gains (losses) on investments	3,241,491	371,322	574,999	65,749	2,229,421	–
Net unrealized gains (losses) on investments	(19,234,931)	(4,863,539)	(4,029,298)	(105,911)	(10,236,183)	–
Increase (decrease) in net assets from operations	(9,851,703)	(2,587,395)	(1,788,967)	70,409	(5,545,750)	–
Changes from principal transactions						
Net premiums	32,064,530	5,100,012	17,001,469	604,540	9,358,509	–
Cost of insurance and administrative expenses	(9,303,598)	(1,909,142)	(3,675,709)	(259,061)	(3,459,686)	–
Benefit payments	(44,916)	–	(44,916)	–	–	–
Surrenders and withdrawals	(3,425,397)	(502,496)	(1,559,049)	(36,285)	(1,327,567)	–
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	(989,289)	2,181,363	(8,155,792)	235,551	4,749,589	–
Other	143,303	14,364	(28,431)	1,969	155,401	–
Increase (decrease) from principal transactions	18,444,633	4,884,101	3,537,572	546,714	9,476,246	–
Total increase (decrease) in net assets	8,592,930	2,296,706	1,748,605	617,123	3,930,496	–
Net assets at beginning of year	63,618,413	11,224,419	26,435,732	1,999,040	23,959,222	–
Net assets at end of year	$72,211,343	$13,521,125	$28,184,337	$2,616,163	$27,889,718	$ –

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2000

	Total Alger	Alger American Small Capitalization	American MidCap Growth	American Growth	American Leveraged AllCap
Increase (decrease) in net assets					
Operations					
Net investment income (loss)	$ 1,904,822	$ 734,451	$ 266,675	$ 598,463	$ 305,233
Net realized gains (losses) on investments	371,322	(13,972)	110,290	170,037	104,967
Net unrealized gains (losses) on investments	(4,863,539)	(1,409,306)	(286,302)	(1,681,188)	(1,486,743)
Increase (decrease) in net assets from operations	(2,587,395)	(688,827)	90,663	(912,688)	(1,076,543)
Changes from principal transactions					
Net premiums	5,100,012	684,800	853,403	2,143,503	1,418,306
Cost of insurance and administrative expenses	(1,909,142)	(264,983)	(350,550)	(790,656)	(502,953)
Benefit payments	–	–	–	–	–
Surrenders and withdrawals	(502,496)	(49,180)	(127,483)	(233,209)	(92,624)
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	2,181,363	362,968	635,083	464,160	719,152
Other	14,364	516	4,248	8,753	847
Increase (decrease) from principal transactions	4,884,101	734,121	1,014,701	1,592,551	1,542,728
Total increase (decrease) in net assets	2,296,706	45,294	1,105,364	679,863	466,185
Net assets at beginning of year	11,224,419	1,922,060	1,852,143	4,512,591	2,937,625
Net assets at end of year	$13,521,125	$1,967,354	$2,957,507	$5,192,454	$3,403,810

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2000

					VIP & VIP II					
	Total VIP & VIP II	Asset Manager	Growth	Overseas	Money Market	Index 500	Equity- Income	High Income	Contrafund	Investment Grade Bond
Increase (decrease) in net assets										
Operations										
Net investment income (loss)	$ 1,665,332	$ 87,346	$ 310,825	$ 43,051	$ 179,836	$ 28,323	$ 178,201	$ 59,328	$ 732,393	$ 46,029
Net realized gains (losses) on investments	574,999	(5,570)	126,903	3,626	–	453,549	(30,569)	(56,111)	90,216	(7,045)
Net unrealized gains (losses) on investments	(4,029,298)	(131,516)	(990,784)	(158,897)	–	(1,281,047)	67,743	(252,606)	(1,336,813)	54,622
Increase (decrease) in net assets from operations	(1,788,967)	(49,740)	(553,056)	(112,220)	179,836	(799,175)	215,375	(249,389)	(514,204)	93,606
Changes from principal transactions										
Net premiums	17,001,469	220,660	2,025,726	127,834	8,650,644	2,831,317	680,597	197,497	2,058,383	208,811
Cost of insurance and administrative expenses	(3,675,709)	(93,589)	(596,946)	(51,081)	(572,401)	(1,007,992)	(334,051)	(92,714)	(839,548)	(87,387)
Benefit payments	(44,916)	–	–	–	(44,916)	–	–	–	–	–
Surrenders and withdrawals	(1,559,049)	(61,069)	(205,083)	(15,342)	(689,346)	(259,010)	(57,282)	(14,394)	(244,030)	(13,493)
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	(8,155,792)	(34,003)	491,289	65,813	(9,504,552)	654,109	8,149	(79,040)	107,258	135,185
Other	(28,431)	5,069	7,874	294	(61,321)	14,332	42	1,042	4,555	(318)
Increase (decrease) from principal transactions	3,537,572	37,068	1,722,860	127,518	(2,221,892)	2,232,756	297,455	12,391	1,086,618	242,798
Total increase (decrease) in net assets	1,748,605	(12,672)	1,169,804	15,298	(2,042,056)	1,433,581	512,830	(236,998)	572,414	336,404
Net assets at beginning of year	26,435,732	895,651	3,067,468	480,444	5,040,718	6,590,416	2,526,299	1,046,727	6,059,086	728,923
Net assets at end of year	$28,184,337	$882,979	$4,237,272	$495,742	$2,998,662	$8,023,997	$3,039,129	$ 809,729	$6,631,500	$1,065,327

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2000

	INVESCO		
	Total INVESCO	Equity Income	Utilities
Increase (decrease) in net assets			
Operations			
Net investment income (loss)	$ 110,571	$ 70,381	$ 40,190
Net realized gains (losses) on investments	65,749	25,284	40,465
Net unrealized gains (losses) on investments	(105,911)	(53,186)	(52,725)
Increase (decrease) in net assets from operations	70,409	42,479	27,930
Changes from principal transactions			
Net premiums	604,540	353,535	251,005
Cost of insurance and administrative expenses	(259,061)	(133,364)	(125,697)
Benefit payments	–	–	–
Surrenders and withdrawals	(36,285)	(19,956)	(16,329)
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	235,551	(10,988)	246,539
Other	1,969	1,391	578
Increase (decrease) from principal transactions	546,714	190,618	356,096
Total increase (decrease) in net assets	617,123	233,097	384,026
Net assets at beginning of year	1,999,040	1,210,329	788,711
Net assets at end of year	$2,616,163	$1,443,426	$1,172,737

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2000

			Janus			
	Total Janus	Growth	Aggressive Growth	Worldwide Growth	International Growth	Balanced
Increase (decrease) in net assets						
Operations						
Net investment income (loss)	$ 2,461,012	$ 374,877	$ 696,152	$ 468,176	$ 132,779	$ 789,028
Net realized gains (losses) on investments	2,229,421	193,566	1,162,508	126,392	469,030	277,925
Net unrealized gains (losses) on investments	(10,236,183)	(1,546,841)	(4,335,509)	(1,777,935)	(1,275,006)	(1,300,892)
Increase (decrease) in net assets from operations	(5,545,750)	(978,398)	(2,476,849)	(1,183,367)	(673,197)	(233,939)
Changes from principal transactions						
Net premiums	9,358,509	2,601,010	2,368,343	1,626,915	725,745	2,036,496
Cost of insurance and administrative expenses	(3,459,686)	(821,151)	(936,401)	(574,149)	(288,642)	(839,343)
Benefit payments	–	–	–	–	–	–
Surrenders and withdrawals	(1,327,567)	(173,981)	(617,730)	(124,534)	(106,906)	(304,416)
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	4,749,589	864,636	2,060,397	971,283	586,914	266,359
Other	155,401	9,763	49,531	13,921	2,004	80,182
Increase (decrease) from principal transactions	9,476,246	2,480,277	2,924,140	1,913,436	919,115	1,239,278
Total increase (decrease) in net assets	3,930,496	1,501,879	447,291	730,069	245,918	1,005,339
Net assets at beginning of year	23,959,222	4,006,834	5,118,392	5,323,750	2,840,683	6,669,563
Net assets at end of year	$27,889,718	$5,508,713	$5,565,683	$6,053,819	$3,086,601	$7,674,902

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2000

	GCG			
	Total GCG	**MidCap Growth**	**Research**	**Total Return**
Increase (decrease) in net assets				
Operations				
Net investment income (loss)	$ –	$ –	$ –	$ –
Net realized gains (losses) on investments	–	–	–	–
Net unrealized gains (losses) on investments	–	–	–	–
Increase (decrease) in net assets from operations	–	–	–	–
Changes from principal transactions				
Net premiums	–	–	–	–
Cost of insurance and administrative expenses	–	–	–	–
Benefit payments	–	–	–	–
Surrenders and withdrawals	–	–	–	–
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	–	–	–	–
Other	–	–	–	–
Increase (decrease) from principal transactions	–	–	–	–
Total increase (decrease) in net assets	–	–	–	–
Net assets at beginning of year	–	–	–	–
Net assets at end of year	$ –	$ –	$ –	$ –

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets

Year ended December 31, 1999

	Total All Sub-Accounts	Total Alger	Total VIP & VIP II	Total INVESCO	Total Janus
Increase (decrease) in net assets					
Operations					
Net investment income (loss)	$ 1,203,915	$ 552,140	$ 519,431	$ 35,774	$ 96,570
Net realized gains (losses) on investments	3,389,427	493,102	202,589	31,203	2,662,533
Net unrealized gains (losses) on investments	9,438,576	1,839,516	2,205,232	157,735	5,236,093
Increase (decrease) in net assets from operations	14,031,918	2,884,758	2,927,252	224,712	7,995,196
Changes from principal transactions					
Net premiums	31,028,249	3,825,150	19,754,907	525,568	6,922,624
Cost of insurance and administrative expenses	(6,549,885)	(1,178,979)	(3,129,796)	(213,204)	(2,027,906)
Benefit payments	(3,452)	(1,760)	(1,091)	(154)	(447)
Surrenders and withdrawals	(475,433)	(64,071)	(292,903)	(10,982)	(107,477)
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	(416,231)	1,280,792	(5,299,071)	574,602	3,027,446
Other	551,597	107,303	133,434	(367)	311,227
Increase (decrease) from principal transactions	24,134,845	3,968,435	11,165,480	875,463	8,125,467
Total increase (decrease) in net assets	38,166,763	6,853,193	14,092,732	1,100,175	16,120,663
Net assets at beginning of year	25,451,650	4,371,226	12,343,000	898,865	7,838,559
Net assets at end of year	$63,618,413	$11,224,419	$26,435,732	$1,999,040	$23,959,222

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 1999

		Alger			
	Total Alger	American Small Capitalization	American MidCap Growth	American Growth	American Leveraged AllCap
Increase (decrease) in net assets					
Operations					
Net investment income (loss)	$ 552,140	$ 131,252	$ 152,677	$ 213,868	$ 54,343
Net realized gains (losses) on investments	493,102	1,868	22,744	219,461	249,029
Net unrealized gains (losses) on investments	1,839,516	407,699	229,004	479,515	723,298
Increase (decrease) in net assets from operations	2,884,758	540,819	404,425	912,844	1,026,670
Changes from principal transactions					
Net premiums	3,825,150	573,686	573,435	1,729,161	948,868
Cost of insurance and administrative expenses	(1,178,979)	(216,805)	(193,636)	(506,613)	(261,925)
Benefit payments	(1,760)	(154)	–	–	(1,606)
Surrenders and withdrawals	(64,071)	(24,776)	(9,869)	(17,299)	(12,127)
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	1,280,792	145,564	146,550	531,839	456,839
Other	107,303	20,248	7,863	30,041	49,151
Increase (decrease) from principal transactions	3,968,435	497,763	524,343	1,767,129	1,179,200
Total increase (decrease) in net assets	6,853,193	1,038,582	928,768	2,679,973	2,205,870
Net assets at beginning of year	4,371,226	883,478	923,375	1,832,618	731,755
Net assets at end of year	$11,224,419	$1,922,060	$1,852,143	$4,512,591	$2,937,625

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 1999

					VIP & VIP II					
	Total VIP & VIP II	Asset Manager	Growth	Overseas	Money Market	Index 500	Equity-Income	High Income	Contrafund	Investment Grade Bond
Increase (decrease) in net assets										
Operations										
Net investment income (loss)	$ 519,431	$ 39,984	$ 122,765	$ 6,419	$ 119,360	$ 11,793	$ 59,895	$ 57,894	$ 83,050	$ 18,271
Net realized gains (losses) on investments	202,589	4,860	34,293	2,960	–	65,194	19,680	(37,455)	118,307	(5,250)
Net unrealized gains (losses) on investments	2,205,232	26,606	507,468	112,027	–	782,740	9,883	27,846	762,007	(23,345)
Increase (decrease) in net assets from operations	2,927,252	71,450	664,526	121,406	119,360	859,727	89,458	48,285	963,364	(10,324)
Changes from principal transactions										
Net premiums	19,754,907	312,583	1,016,105	170,489	12,459,659	2,184,085	805,398	258,179	2,277,133	271,276
Cost of insurance and administrative expenses	(3,129,796)	(89,058)	(346,459)	(46,035)	(643,568)	(783,092)	(316,586)	(106,598)	(720,827)	(77,573)
Benefit payments	(1,091)	–	–	–	–	–	–	(129)	(962)	–
Surrenders and withdrawals	(292,903)	(11,698)	(41,167)	(4,482)	(26,778)	(87,474)	(38,406)	(6,638)	(56,466)	(19,794)
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	(5,299,071)	96,798	590,388	22,925	(9,142,874)	1,494,471	469,853	213,288	803,946	152,134
Other	133,434	11,589	23,910	18,690	(88,654)	38,397	22,233	10,778	93,157	3,334
Increase (decrease) from principal transactions	11,165,480	320,214	1,242,777	161,587	2,557,785	2,846,387	942,492	368,880	2,395,981	329,377
Total increase (decrease) in net assets	14,092,732	391,664	1,907,303	282,993	2,677,145	3,706,114	1,031,950	417,165	3,359,345	319,053
Net assets at beginning of year	12,343,000	503,987	1,160,165	197,451	2,363,573	2,884,302	1,494,349	629,562	2,699,741	409,870
Net assets at end of year	$26,435,732	$895,651	$3,067,468	$480,444	$5,040,718	$6,590,416	$2,526,299	$1,046,727	$6,059,086	$728,923

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 1999

| | INVESCO | | |
	Total INVESCO	Equity Income	Utilities
Increase (decrease) in net assets			
Operations			
Net investment income (loss)	$ 35,774	$ 33,292	$ 2,482
Net realized gains (losses) on investments	31,203	19,906	11,297
Net unrealized gains (losses) on investments	157,735	91,686	66,049
Increase (decrease) in net assets from operations	224,712	144,884	79,828
Changes from principal transactions			
Net premiums	525,568	312,962	212,606
Cost of insurance and administrative expenses	(213,204)	(127,281)	(85,923)
Benefit payments	(154)	–	(154)
Surrenders and withdrawals	(10,982)	(7,460)	(3,522)
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	574,602	186,124	388,478
Other	(367)	(9,896)	9,529
Increase (decrease) from principal transactions	875,463	354,449	521,014
Total increase (decrease) in net assets	1,100,175	499,333	600,842
Net assets at beginning of year	898,865	710,996	187,869
Net assets at end of year	$1,999,040	$1,210,329	$788,711

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 1999

			Janus			
	Total Janus	Growth	Aggressive Growth	Worldwide Growth	International Growth	Balanced
Increase (decrease) in net assets						
Operations						
Net investment income (loss)	$ 96,570	$ (3,490)	$ 52,683	$ (23,850)	$ (11,525)	$ 82,752
Net realized gains (losses) on investments	2,662,533	248,417	1,836,755	147,241	179,464	250,656
Net unrealized gains (losses) on investments	5,236,093	758,550	757,939	1,825,033	1,137,882	756,689
Increase (decrease) in net assets from operations	7,995,196	1,003,477	2,647,377	1,948,424	1,305,821	1,090,097
Changes from principal transactions						
Net premiums	6,922,624	1,525,533	1,177,003	1,318,769	658,686	2,242,633
Cost of insurance and administrative expenses	(2,027,906)	(464,803)	(370,541)	(414,064)	(184,897)	(593,601)
Benefit payments	(447)	–	–	(447)	–	–
Surrenders and withdrawals	(107,477)	(25,257)	(43,008)	(19,306)	(6,069)	(13,837)
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	3,027,446	613,783	487,925	251,041	(37,815)	1,712,512
Other	311,227	53,770	88,867	82,161	38,178	48,251
Increase (decrease) from principal transactions	8,125,467	1,703,026	1,340,246	1,218,154	468,083	3,395,958
Total increase (decrease) in net assets	16,120,663	2,706,503	3,987,623	3,166,578	1,773,904	4,486,055
Net assets at beginning of year	7,838,559	1,300,331	1,130,769	2,157,172	1,066,779	2,183,508
Net assets at end of year	$23,959,222	$4,006,834	$5,118,392	$5,323,750	$2,840,683	$6,669,563

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets

Year ended December 31, 1998

	Total All Sub-Accounts	Total Alger	Total VIP & VIP II	Total INVESCO	Total Janus
Increase (decrease) in net assets					
Operations					
Net investment income (loss)	$ 506,718	$ 161,233	$ 190,663	$ 33,281	$ 121,541
Net realized gains (losses) on investments	127,820	25,905	31,103	5,430	65,382
Net unrealized gains (losses) on investments	2,657,680	642,532	1,033,851	41,691	939,606
Increase (decrease) in net assets from operations	3,292,218	829,670	1,255,617	80,402	1,126,529
Changes from principal transactions					
Net premiums	20,624,321	1,162,046	17,385,636	261,529	1,815,110
Cost of insurance and administrative expenses	(2,903,575)	(419,601)	(1,693,394)	(78,336)	(712,244)
Benefit payments	(615)	–	(309)	–	(306)
Surrenders and withdrawals	(307,094)	(53,131)	(142,218)	(4,788)	(106,957)
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	(121,358)	2,273,667	(7,539,680)	497,977	4,646,678
Other	(99,262)	(19,523)	(59,568)	(2,149)	(18,022)
Increase (decrease) from principal transactions	17,192,417	2,943,458	7,950,467	674,233	5,624,259
Total increase (decrease) in net assets	20,484,635	3,773,128	9,206,084	754,635	6,750,788
Net assets at beginning of year	4,967,015	598,098	3,136,916	144,230	1,087,771
Net assets at end of year	$25,451,650	$4,371,226	$12,343,000	$898,865	$7,838,559

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 1998

		Alger			
	Total Alger	American Small Capitalization	American MidCap Growth	American Growth	American Leveraged AllCap
Increase (decrease) in net assets					
Operations					
Net investment income (loss)	$ 161,233	$ 46,022	$ 26,347	$ 80,390	$ 8,474
Net realized gains (losses) on investments	25,905	2,686	9,274	6,653	7,292
Net unrealized gains (losses) on investments	642,532	49,565	120,660	303,561	168,746
Increase (decrease) in net assets from operations	829,670	98,273	156,281	390,604	184,512
Changes from principal transactions					
Net premiums	1,162,046	285,818	203,624	475,150	197,454
Cost of insurance and administrative expenses	(419,601)	(97,991)	(86,531)	(160,700)	(74,379)
Benefit payments	–	–	–	–	–
Surrenders and withdrawals	(53,131)	(15,643)	(12,779)	(17,013)	(7,696)
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	2,273,667	446,424	502,094	987,565	337,584
Other	(19,523)	(774)	(889)	(15,121)	(2,739)
Increase (decrease) from principal transactions	2,943,458	617,834	605,519	1,269,881	450,224
Total increase (decrease) in net assets	3,773,128	716,107	761,800	1,660,485	634,736
Net assets at beginning of year	598,098	167,371	161,575	172,133	97,019
Net assets at end of year	$4,371,226	$883,478	$923,375	$1,832,618	$731,755

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 1998

	VIP & VIP II									
	Total VIP & VIP II	Asset Manager	Growth	Overseas	Money Market	Index 500	Equity-Income	High Income	Contrafund	Investment Grade Bond
Increase (decrease) in net assets										
Operations										
Net investment income (loss)	$ 190,663	$ 12,763	$ 31,973	$ 2,693	$ 86,673	$ 5,101	$ 16,649	$ 13,701	$ 19,077	$ 2,033
Net realized gains (losses) on investments	31,103	(2,166)	3,265	(1,636)	–	12,724	2,172	(2,338)	8,424	10,658
Net unrealized gains (losses) on investments	1,033,851	28,383	189,989	11,290	–	332,201	82,881	(39,195)	420,570	7,732
Increase (decrease) in net assets from operations	1,255,617	38,980	225,227	12,347	86,673	350,026	101,702	(27,832)	448,071	20,423
Changes from principal transactions										
Net premiums	17,385,636	150,080	324,965	91,305	14,635,587	822,531	353,365	150,989	765,529	91,285
Cost of insurance and administrative expenses	(1,693,394)	(54,468)	(113,665)	(25,461)	(700,063)	(304,160)	(127,836)	(45,807)	(294,427)	(27,507)
Benefit payments	(309)	–	–	–	–	–	–	–	(309)	–
Surrenders and withdrawals	(142,218)	(6,929)	(28,566)	(3,338)	(12,212)	(54,104)	(8,634)	(229)	(28,154)	(52)
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	(7,539,680)	295,904	509,516	83,279	(13,025,086)	1,690,539	832,698	404,606	1,396,236	272,628
Other	(59,568)	(1,306)	(4,893)	(1,025)	(31,073)	(18,689)	(66)	8,758	(10,148)	(1,126)
Increase (decrease) from principal transactions	7,950,467	383,281	687,357	144,760	867,153	2,136,117	1,049,527	518,317	1,828,727	335,228
Total increase (decrease) in net assets	9,206,084	422,261	912,584	157,107	953,826	2,486,143	1,151,229	490,485	2,276,798	355,651
Net assets at beginning of year	3,136,916	81,726	247,581	40,344	1,409,747	398,159	343,120	139,077	422,943	54,219
Net assets at end of year	$12,343,000	$503,987	$1,160,165	$197,451	$ 2,363,573	$2,884,302	$1,494,349	$629,562	$2,699,741	$409,870

See accompanying notes.

Future Dimensons

133

Southland Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 1998

	INVESCO		
	Total INVESCO	Equity Income	Utilities
Increase (decrease) in net assets			
Operations			
Net investment income (loss)	$ 33,281	$ 30,933	$ 2,348
Net realized gains (losses) on investments	5,430	4,916	514
Net unrealized gains (losses) on investments	41,691	23,002	18,689
Increase (decrease) in net assets from operations	80,402	58,851	21,551
Changes from principal transactions			
Net premiums	261,529	200,531	60,998
Cost of insurance and administrative expenses	(78,336)	(61,807)	(16,529)
Benefit payments	–	–	–
Surrenders and withdrawals	(4,788)	(4,417)	(371)
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	497,977	377,109	120,868
Other	(2,149)	(272)	(1,877)
Increase (decrease) from principal transactions	674,233	511,144	163,089
Total increase (decrease) in net assets	754,635	569,995	184,640
Net assets at beginning of year	144,230	141,001	3,229
Net assets at end of year	$898,865	$710,996	$187,869

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 1998

			Janus				
	Total Janus	Growth	Aggressive Growth	Worldwide Growth	International Growth	Balanced	Short-Term Bond
Increase (decrease) in net assets							
Operations							
Net investment income (loss)	$ 121,541	$ 30,825	$ (4,426)	$ 40,612	$ 9,935	$ 40,905	$ 3,690
Net realized gains (losses) on investments	65,382	30,199	4,969	21,777	2,697	9,053	(3,313)
Net unrealized gains (losses) on investments	939,606	189,068	227,403	208,893	41,449	271,281	1,512
Increase (decrease) in net assets from operations	1,126,529	250,092	227,946	271,282	54,081	321,239	1,889
Changes from principal transactions							
Net premiums	1,815,110	426,022	322,364	490,342	200,143	367,935	8,304
Cost of insurance and administrative expenses	(712,244)	(167,261)	(104,466)	(187,471)	(98,915)	(151,467)	(2,664)
Benefit payments	(306)	(306)	–	–	–	–	–
Surrenders and withdrawals	(106,957)	(34,731)	(6,451)	(63,558)	(1,162)	(1,055)	–
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	4,646,678	581,280	602,530	1,168,578	755,641	1,556,845	(18,196)
Other	(18,022)	(3,705)	(6,883)	(4,546)	2,053	(4,471)	(470)
Increase (decrease) from principal transactions	5,624,259	801,299	807,094	1,403,345	857,760	1,767,787	(13,026)
Total increase (decrease) in net assets	6,750,788	1,051,391	1,035,040	1,674,627	911,841	2,089,026	(11,137)
Net assets at beginning of year	1,087,771	248,940	95,729	482,545	154,938	94,482	11,137
Net assets at end of year	$7,838,559	$1,300,331	$1,130,769	$2,157,172	$1,066,779	$2,183,508	$ –

See accompanying notes.

Southland Separate Account L1

Notes to Financial Statements

December 31, 2000

1. Organization

The Southland Separate Account L1 (the Separate Account) was established by resolution of the Board of Directors of Southland Life Insurance Company (the Company) on February 25, 1994. The Separate Account is organized as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended.

The Separate Account supports the operations of the Future Dimensions Variable Universal Life and Survivor Dimensions Variable Universal Life policies ("Variable Universal Life Policies") offered by the Company. The Separate Account may be used to support other variable life policies as they are offered by the Company. The assets of the Separate Account are the property of the Company. However, the portion of the Separate Account's assets attributable to the policies will not be used to satisfy liabilities arising out of any other operations of the Company.

As of December 31, 2000, the Separate Account consisted of 23 investment divisions available to the policyholders, 20 of which invest in an independently managed mutual fund portfolio and three of which invest in a mutual fund portfolio managed by an affiliate, Direct Services, Inc. (collectively, "Funds"). The Funds are as follows:

Portfolio Managers/Portfolios (Funds)

The Alger American Funds (Alger):
  American Small Capitalization
  American MidCap Growth
  American Growth
  American Leveraged AllCap

1. Organization (continued)

Fidelity Variable Insurance Products (VIP & VIP II) Funds:
  VIP II Asset Manager
  VIP Growth
  VIP Overseas
  VIP Money Market
  VIP II Index 500
  VIP Equity-Income
  VIP High Income
  VIP II Contrafund
  VIP II Investment Grade Bond

INVESCO Variable Investment Funds, Inc. (INVESCO):
  Equity Income
  Utilities

Janus Aspen Series Funds (Janus):
  Growth
  Aggressive Growth
  Worldwide Growth
  International Growth
  Balanced

Directed Services, Inc. ("GCG"):
  GCG Trust - MidCap Growth Portfolio
  GCG Trust - Research Portfolio
  GCG Trust - Total Return Portfolio

The Variable Universal Life Policies allow the policyholders to specify the allocation of their net premiums to the various funds. They can also transfer their account values among the funds. The Variable Universal Life Policies also provide the policyholders the option to allocate their net premiums, or to transfer their account values, to a Guaranteed Interest Account ("GIA") in the Company's General Account. The GIA guarantees a rate of interest to the policyholder, and it is not variable in nature. Therefore, it is not included in the Separate Account financial statements.

1. Organization (continued)

Effective May 1, 1998, the sub-account of the Separate Account investing in Janus Aspen Series Short-Term Bond Fund no longer accepted any new investments. The Securities and Exchange Commission issued a substitution order and on September 28, 1998, shares of the Fidelity VIP Money Market Fund were exchanged for Janus Aspen Series Short-Term Bond Fund shares.

Effective December 13, 2000, three new divisions became available to the policyholders for investment in the following funds:

Directed Services, Inc. ("GCG"):
  GCG Trust - MidCap Growth Portfolio
  GCG Trust - Research Portfolio
  GCG Trust - Total Return Portfolio

2. Summary of Significant Accounting Policies

The accompanying financial statements of the Separate Account have been prepared on the basis of accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements along with the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accounting principles followed by the Separate Account and the methods of applying those principles are presented below or in the footnotes which follow:

Investment Valuation

The investments in shares of the funds are valued at the closing net asset value (market value) per share as determined by the funds on the day of measurement.

Investment Transactions and Related Investment Income

The investments in shares of the funds are accounted for on the date the order to buy or sell is confirmed. Dividend income and distributions of capital gains are recorded on the ex-dividend date. Realized gains and losses from investment transactions are reported using the first-in,

2. Summary of Significant Accounting Policies (continued)

first-out ("FIFO") method of accounting for cost. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized gain or loss on investments.

Valuation Period Deductions

Charges are made directly against the assets of the Separate Account sub-accounts, and are reflected daily in the computation of the unit values of the sub-accounts.

For Future Dimensions and Survivor Dimensions policies, a daily deduction, at an annual rate of .90% of the daily asset value of the Separate Account sub-accounts, is charged to the Separate Account for mortality and expense risks assumed by the Company. Total mortality and expense charges for the years ended December 31, 2000, 1999 and 1998 were $640,123, $364,009 and $119,686, respectively.

Policyholder Reserves

Policyholder reserves are presented in the financial statements at the aggregate account values of the policyholders invested in the Separate Account sub-accounts. To the extent that benefits to be paid to the policyholders exceed their account values, the Company will contribute additional funds to the benefit proceeds.

3. Investments

Fund shares are purchased at net asset value with net premiums (premium payments, less sales and tax loads charged by the Company) and sub-account transfers. Fund shares are redeemed at net asset value for the payment of benefits, for surrenders, for transfers to other sub-accounts, and for charges by the Company for certain cost of insurance and administrative charges. The cost of insurance and administrative charges for the years ended December 31, 2000, 1999 and 1998 were $9,303,598, $6,549,885 and $2,903,575, respectively. Dividends made by the funds are reinvested in the funds.

Southland Separate Account L1

Notes to Financial Statements (continued)

3. Investments (continued)

The following is a summary of Fund shares owned as of December 31, 2000:

Fund	Number of Shares	Net Asset Value at Market	Value of Shares at Market	Cost of Shares
The Alger American Funds:				
American Small Capitalization	83,289.192	$ 23.49	$ 1,956,463	$ 2,900,799
American MidCap Growth	96,013.240	$30.62	2,939,925	2,875,527
American Growth	109,160.174	$47.27	5,160,001	6,048,491
American Leveraged AllCap	86,557.512	$38.80	3,358,431	3,945,382
Fidelity Variable Insurance Products (VIP & VIP II) Funds:				
VIP II Asset Manager	54,961.374	$16.00	879,382	953,813
VIP Growth	96,573.092	$43.65	4,215,415	4,505,821
VIP Overseas	24,687.507	$19.99	493,503	529,701
VIP Money Market	3,005,955.950	$1.00	3,005,956	3,005,956
VIP II Index 500	53,457.085	$149.53	7,993,438	8,142,183
VIP Equity-Income	118,524.916	$25.52	3,024,756	2,855,026
VIP High Income	98,692.081	$8.18	807,301	1,063,973
VIP II Contrafund	276,641.191	$23.74	6,567,462	6,692,723
VIP II Investment Grade Bond	84,548.661	$12.59	1,064,468	1,022,972
INVESCO Variable Investment Funds, Inc.:				
Equity Income	68,987.211	$20.71	1,428,725	1,369,285
Utilities	55,633.839	$21.06	1,171,649	1,139,458
Janus Aspen Series Funds:				
Growth	206,980.616	$26.48	5,480,847	6,073,198
Aggressive Growth	151,366.973	$36.30	5,494,621	8,838,216
Worldwide Growth	162,103.974	$36.98	5,994,605	5,726,907
International Growth	98,800.080	$30.90	3,052,922	3,150,195
Balanced	313,336.509	$24.31	7,617,211	7,887,446
Directed Services, Inc. (GCG):				
MidCap Growth	–	–	–	–
Research	–	–	–	–
Total Portfolio	–	–	–	–
Total			$71,707,081	$78,727,072

Financial Statements

Southland Separate Account L1

Notes to Financial Statements (continued)

3. Investments (continued)

For the year ended December 31, 2000, the cost of purchases (plus reinvested dividends) and sales of investments are as follows:

Fund	Beginning of Year	Purchases	Sales	End of Year
The Alger American Funds:				
American Small Capitalization	$ 1,446,219	$ 1,656,629	$ (202,049)	$ 2,900,799
American MidCap Growth	1,483,865	1,728,741	(337,079)	2,875,527
American Growth	3,687,174	2,741,910	(380,593)	6,048,491
American Leveraged AllCap	1,992,232	2,057,315	(104,165)	3,945,382
Fidelity Variable Insurance Products (VIP & VIP II) Funds:				
VIP II Asset Manager	834,970	509,747	(390,904)	953,813
VIP Growth	2,345,240	2,437,198	(276,617)	4,505,821
VIP Overseas	355,507	199,837	(25,643)	529,701
VIP Money Market	5,047,949	11,453,413	(13,495,406)	3,005,956
VIP II Index 500	5,427,832	4,314,497	(1,600,146)	8,142,183
VIP Equity-Income	2,409,941	961,454	(516,369)	2,855,026
VIP High Income	1,048,363	332,835	(317,225)	1,063,973
VIP II Contrafund	4,783,263	2,306,709	(397,249)	6,692,723
VIP II Investment Grade Bond	741,201	411,233	(129,462)	1,022,972
INVESCO Variable Investment Funds, Inc.:				
Equity Income	1,083,003	518,995	(232,713)	1,369,285
Utilities	702,722	541,152	(104,416)	1,139,458
Janus Aspen Series Funds:				
Growth	3,023,926	3,298,652	(249,380)	6,073,198
Aggressive Growth	4,055,135	8,266,952	(3,483,871)	8,838,216
Worldwide Growth	3,218,933	2,628,485	(120,511)	5,726,907
International Growth	1,638,342	2,117,172	(605,319)	3,150,195
Balanced	5,581,483	3,113,750	(807,787)	7,887,446
Directed Services, Inc. (GCG):	–	–	–	–
MidCap growth	–	–	–	–
Research	–	–	–	–
Total Return	–	–	–	–
Total	$50,907,300	$51,596,676	$(23,776,904)	$78,727,072

Aggregate proceeds from sales of investments for the year ended December 31, 2000 were $27,018,395.

4. Other Policy Deductions

The Variable Universal Life Policies provide for certain deductions for sales and tax loads from premium payments received from the policyholders and for surrender charges and taxes from amounts paid to policyholders. Such deductions are taken after the redemption of sub-account units in the Separate Account and are not included in the Separate Account financial statements.

5. Policy Loans

The Variable Universal Life Policies allow the policyholders to borrow against their policies by using them as collateral for a loan. At the time of borrowing against the policies, an amount equal to the loan amount is transferred from the Separate Account sub-accounts to a loan Guaranteed Interest Account in the Company's General Account to secure the loan. As payments are made on the policy loan, amounts are transferred back from the loan Guaranteed Interest Account to the Separate Account sub-accounts. Interest is credited to the balance in the loan Guaranteed Interest Account at a fixed rate. The loan Guaranteed Interest Account is not variable in nature and is not included in these Separate Account statements.

6. Federal Income Taxes

The Separate Account is not taxed separately because the operations of the Separate Account are part of the total operations of the Company. The Company is taxed as a life insurance company under the Internal Revenue Code. The Separate Account is not taxed as a "Regulated Investment Company" under subchapter "M" of the Internal Revenue Code.

Financial
Statements

Southland Separate Account L1

Notes to Financial Statements (continued)

7. Summary of Changes in Units

The following schedule summarizes the changes in sub-account units for the year ended December 31, 2000:

Sub-Account	Outstanding at Beginning of Year	Increase for Payments Received	(Decrease) for Withdrawals and Other Deductions	Outstanding at End of Year
The Alger American Funds:				
American Small Capitalization	110,112.068	56,686.748	(11,452.636)	155,346.180
American MidCap Growth	94,491.630	65,417.252	(21,295.474)	138,613.408
American Growth	180,584.939	86,838.830	(22,920.323)	244,503.446
American Leveraged AllCap	89,361.549	55,509.464	(7,735.408)	137,135.605
Fidelity Variable Insurance Products (VIP & VIP II) Funds:				
VIP II Asset Manager	56,593.361	27,027.075	(25,261.118)	58,359.318
VIP Growth	130,727.111	89,713.903	(16,811.237)	203,629.777
VIP Overseas	26,346.246	9,231.107	(1,820.232)	33,757.121
VIP Money Market	437,725.752	959,147.471	(1,149,106.103)	247,767.120
VIP II Index 500	306,237.103	207,913.343	(100,924.547)	413,225.899
VIP Equity-Income	160,901.817	50,207.226	(31,818.397)	179,290.646
VIP High Income	86,751.174	24,279.682	(23,947.477)	87,083.379
VIP II Contrafund	286,899.898	75,613.961	(26,480.883)	336,032.976
VIP II Investment Grade Bond	62,273.753	30,018.154	(9,788.136)	82,503.771
INVESCO Variable Investment Funds, Inc.:				
Equity Income	74,079.617	26,757.908	(16,699.299)	84,138.226
Utilities	41,629.587	24,795.041	(7,152.537)	59,272.091
Janus Aspen Series Funds:				
Growth	168,076.782	122,564.456	(19,146.353)	271,494.885
Aggressive Growth	159,640.347	230,102.924	(136,112.044)	253,631.227
Worldwide Growth	201,891.184	81,416.500	(11,298.396)	272,009.288
International Growth	108,181.477	74,929.443	(43,134.829)	139,976.091
Balanced	320,650.834	111,492.984	(54,307.600)	377,836.218
Directed Services, Inc. (GCG):				
MidCap Growth	–	–	–	–
Research	–	–	–	–
Total Return	–	–	–	–

Notes to Financial Statements (continued)

7. Summary of Changes in Units (continued)

The following schedule summarizes the changes in sub-account units for the year ended December 31, 1999:

Sub-Account	Outstanding at Beginning of Year	Increase for Payments Received	(Decrease) for Withdrawals and Other Deductions	Outstanding at End of Year
The Alger American Funds:				
American Small Capitalization	71,702.588	57,637.460	(19,227.980)	110,112.068
American MidCap Growth	61,552.437	53,663.692	(20,724.499)	94,491.630
American Growth	96,519.612	153,296.175	(69,230.848)	180,584.939
American Leveraged AllCap	39,281.333	78,180.937	(28,100.721)	89,361.549
Fidelity Variable Insurance Products (VIP & VIP II) Funds:				
VIP II Asset Manager	35,040.789	48,638.027	(27,085.455)	56,593.361
VIP Growth	67,213.256	78,969.425	(15,455.570)	130,727.111
VIP Overseas	15,284.198	18,894.457	(7,832.409)	26,346.246
VIP Money Market	194,464.915	1,713,763.106	(1,470,502.269)	437,725.752
VIP II Index 500	159,598.401	175,786.128	(29,147.426)	306,237.103
VIP Equity-Income	100,106.288	83,760.337	(22,964.808)	160,901.817
VIP High Income	55,875.183	51,760.130	(20,884.139)	86,751.174
VIP II Contrafund	157,136.563	170,176.289	(40,412.954)	286,899.898
VIP II Investment Grade Bond	34,341.076	48,202.344	(20,269.667)	62,273.753
INVESCO Variable Investment Funds, Inc.:				
Equity Income	49,352.422	39,623.897	(14,896.702)	74,079.617
Utilities	11,674.130	35,720.305	(5,764.848)	41,629.587
Janus Aspen Series Funds:				
Growth	77,638.452	139,848.728	(49,410.398)	168,076.782
Aggressive Growth	78,750.742	242,015.598	(161,125.993)	159,640.347
Worldwide Growth	133,217.360	99,139.359	(30,465.535)	201,891.184
International Growth	73,359.684	69,642.489	(34,820.696)	108,181.477
Balanced	131,276.187	258,472.945	(69,098.298)	320,650.834

Financial Statements

Notes to Financial Statements (continued)

7. Summary of Changes in Units (continued)

The following schedule summarizes the changes in sub-account units for the year ended December 31, 1998:

Sub-Account	Outstanding at Beginning of Year	Increase for Payments Received	(Decrease) for Withdrawals and Other Deductions	Outstanding at End of Year
The Alger American Funds:				
American Small Capitalization	15,602.470	66,203.578	(10,103.460)	71,702.588
American MidCap Growth	13,909.250	55,156.739	(7,513.552)	61,552.437
American Growth	13,399.380	94,364.654	(11,244.422)	96,519.612
American Leveraged AllCap	8,148.770	36,679.921	(5,547.358)	39,281.333
Fidelity Variable Insurance Products (VIP & VIP II) Funds:				
VIP II Asset Manager	6,482.680	33,107.305	(4,549.196)	35,040.789
VIP Growth	19,868.310	56,789.233	(9,444.287)	67,213.256
VIP Overseas	3,494.450	14,053.495	(2,263.747)	15,284.198
VIP Money Market	115,644.200	1,334,612.678	(1,255,791.963)	194,464.915
VIP II Index 500	28,102.340	153,812.513	(22,316.452)	159,598.401
VIP Equity-Income	25,474.830	84,172.610	(9,541.152)	100,106.288
VIP High Income	11,714.000	48,130.308	(3,969.125)	55,875.183
VIP II Contrafund	31,768.100	146,734.981	(21,366.518)	157,136.563
VIP II Investment Grade Bond	4,900.060	31,738.917	(2,297.901)	34,341.076
INVESCO Variable Investment Funds, Inc.:				
Equity Income	11,223.700	43,201.975	(5,073.253)	49,352.422
Utilities	250.460	12,714.459	(1,290.789)	11,674.130
Janus Aspen Series Funds:				
Growth	20,034.700	71,997.593	(14,393.841)	77,638.452
Aggressive Growth	8,875.280	79,190.451	(9,314.989)	78,750.742
Worldwide Growth	38,107.830	111,570.199	(16,460.669)	133,217.360
International Growth	12,384.220	68,300.451	(7,324.987)	73,359.684
Balanced	7,592.840	134,182.102	(10,498.755)	131,276.187
Short-Term Bond	1,034.550	739.743	(1,774.293)	–

Southland Separate Account L1

Notes to Financial Statements (continued)

8. Net Assets

Net assets at December 31, 2000 consisted of the following:

Sub-Account	Principal Transactions	Accumulated Investment Income	Accumulated Net Realized Gains (Losses) on Investments	Net Unrealized Gains (Losses) on Investments	Net Assets
The Alger American Funds:					
American Small Capitalization	$ 2,008,626	$ 911,494	$ (8,430)	$ (944,336)	$ 1,967,354
American MidCap Growth	2,304,580	445,204	143,325	64,398	2,957,507
American Growth	4,790,552	892,670	397,722	(888,490)	5,192,454
American Leveraged AllCap	3,260,567	367,605	362,589	(586,951)	3,403,810
Fidelity Variable Insurance Products (VIP & VIP II) Funds:					
VIP II Asset Manager	820,096	139,952	(2,638)	(74,431)	882,979
VIP Growth	3,897,776	465,242	164,660	(290,406)	4,237,272
VIP Overseas	474,894	52,099	4,947	(36,198)	495,742
VIP Money Market	2,588,194	410,468	–	–	2,998,662
VIP II Index 500	7,594,724	44,508	533,510	(148,745)	8,023,997
VIP Equity-Income	2,623,142	254,314	(8,057)	169,730	3,039,129
VIP High Income	1,030,965	130,523	(95,087)	(256,672)	809,729
VIP II Contrafund	5,704,130	833,139	219,492	(125,261)	6,631,500
VIP II Investment Grade Bond	959,152	66,135	(1,456)	41,496	1,065,327
INVESCO Variable Investment Funds, Inc.:					
Equity Income	1,212,404	120,884	50,698	59,440	1,443,426
Utilities	1,043,170	45,088	52,288	32,191	1,172,737
Janus Aspen Series Funds:					
Growth	5,222,095	403,810	475,159	(592,351)	5,508,713
Aggressive Growth	5,159,707	744,169	3,005,402	(3,343,595)	5,565,683
Worldwide Growth	5,003,146	485,973	297,002	267,698	6,053,819
International Growth	2,400,584	131,116	652,174	(97,273)	3,086,601
Balanced	6,494,101	913,327	537,709	(270,235)	7,674,902
Directed Services, Inc. (GCG):					
MidCap Growth	–	–	–	–	–
Research	–	–	–	–	–
Total Return	–	–	–	–	–
Total	$64,592,605	$7,857,720	$6,781,009	$(7,019,991)	$72,211,343

APPENDIX A

Death Benefit Corridor Factors

Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor
0	2.50	25	2.50	50	1.85	75	1.05
1	2.50	26	2.50	51	1.78	76	1.05
2	2.50	27	2.50	52	1.71	77	1.05
3	2.50	28	2.50	53	1.64	78	1.05
4	2.50	29	2.50	54	1.57	79	1.05
5	2.50	30	2.50	55	1.50	80	1.05
6	2.50	31	2.50	56	1.46	81	1.05
7	2.50	32	2.50	57	1.42	82	1.05
8	2.50	33	2.50	58	1.38	83	1.05
9	2.50	34	2.50	59	1.34	84	1.05
10	2.50	35	2.50	60	1.30	85	1.05
11	2.50	36	2.50	61	1.28	86	1.05
12	2.50	37	2.50	62	1.26	87	1.05
13	2.50	38	2.50	63	1.24	88	1.05
14	2.50	39	2.50	64	1.22	89	1.05
15	2.50	40	2.50	65	1.20	90	1.05
16	2.50	41	2.43	66	1.19	91	1.04
17	2.50	42	2.36	67	1.18	92	1.03
18	2.50	43	2.29	68	1.17	93	1.02
19	2.50	44	2.22	69	1.16	94	1.01
20	2.50	45	2.15	70	1.15	95	1.00
21	2.50	46	2.09	71	1.13	96	1.00
22	2.50	47	2.03	72	1.11	97	1.00
23	2.50	48	1.97	73	1.09	98	1.00
24	2.50	49	1.91	74	1.07	99	1.00
						100+	1.00

THE POLICY'S BASE DEATH BENEFIT AT ANY TIME WILL BE AT LEAST EQUAL TO THE ACCOUNT VALUE TIMES THE APPROPRIATE FACTOR FROM THIS TABLE.

APPENDIX B

Performance Information

The following hypothetical illustrations demonstrate how the actual investment experience of each investment option of the separate account affects the account value *minus* any surrender charge, account value and death benefit of a policy. These hypothetical illustrations are based on the actual historical return of each portfolio as if a policy had been issued on the date indicated. Each portfolio's annual total return is based on the total return calculated for each fiscal year. These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset based charges and deductions, which if reflected, would result in lower total return figures than those shown.

The illustrations are based on the payment of a $4,500 annual premium, received at the beginning of each year, for a hypothetical policy with a $250,000 face amount, death benefit option A, issued to a preferred, nonsmoker male, age 45. In each case, it is assumed that all premiums are allocated to the investment option illustrated for the period shown. The benefits are calculated for a specific date. The amount and timing of premium payments and the use of other policy features, such as policy loans, would affect individual policy benefits.

The amounts shown for the account value *minus* any surrender charge, account values and death benefits take into account the charges against premiums, current cost of insurance and monthly deductions, the daily charge against the separate account for mortality and expense risks, and each portfolio's charges and expenses. ***See Charges and Deductions, page 46***.

Past performance is not an indication of future results. Actual investment results may be more or less than those shown in the hypothetical illustrations.

Nonsmoker Male Age 45 Preferred Risk Class   Death Benefit Option A
Stated Death Benefit $250,000   Annual Premium $4,500

Alger American Growth Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/91	40.39%	2,435	4,405	250,000
12/31/92	12.38%	6,301	8,521	250,000
12/31/93	22.47%	10,121	14,271	250,000
12/31/94	1.45%	13,390	17,540	250,000
12/31/95	36.37%	24,036	28,186	250,000
12/31/96	13.35%	31,197	35,347	250,000
12/31/97	25.75%	44,078	48,228	250,000
12/31/98	48.07%	71,766	75,916	250,000
12/31/99	33.74%	101,394	105,544	250,000
12/31/00	-14.78%	88,739	92,197	250,000

Alger American Leveraged AllCap Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/96	12.04%	1,431	3,401	250,000
12/31/97	19.68%	5,690	7,910	250,000
12/31/98	57.83%	13,436	17,586	250,000
12/31/99	78.06%	32,906	37,056	250,000
12/31/00	-24.83%	25,769	29,919	250,000

Alger American MidCap Growth Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	-1.54%	954	2,924	250,000
12/31/95	44.45%	6,744	8,964	250,000
12/31/96	11.90%	9,339	13,489	250,000
12/31/97	15.01%	14,905	19,055	250,000
12/31/98	30.30%	24,722	28,872	250,000
12/31/99	31.85%	37,948	42,098	250,000
12/31/00	9.18%	44,990	49,140	250,000

The assumptions underlying these values are described in Performance Information, page 147.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Nonsmoker Male Age 45 Preferred Risk Class   Death Benefit Option A
Stated Death Benefit $250,000   Annual Premium $4,500

Alger American Small Capitalization Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/91	57.54%	3,047	5,017	250,000
12/31/92	3.55%	6,226	8,446	250,000
12/31/93	13.28%	8,928	13,078	250,000
12/31/94	-4.38%	11,220	15,370	250,000
12/31/95	44.31%	22,593	26,743	250,000
12/31/96	4.18%	26,802	30,952	250,000
12/31/97	11.39%	33,642	37,792	250,000
12/31/98	15.53%	42,973	47,123	250,000
12/31/99	43.42%	67,989	72,139	250,000
12/31/00	-27.20%	51,043	54,502	250,000

Fidelity VIP Equity-Income

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/91	31.44%	2,117	4,087	250,000
12/31/92	16.89%	6,292	8,512	250,000
12/31/93	18.29%	9,606	13,756	250,000
12/31/94	7.07%	13,840	17,990	250,000
12/31/95	35.09%	24,371	28,521	250,000
12/31/96	14.28%	31,872	36,022	250,000
12/31/97	28.11%	45,852	50,002	250,000
12/31/98	11.63%	54,926	59,076	250,000
12/31/99	6.33%	61,845	65,995	250,000
12/31/00	8.42%	71,306	74,764	250,000

Appendix B

The assumptions underlying these values are described in Performance Information, page 147.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Nonsmoker Male Age 45 Preferred Risk Class

Death Benefit Option A

Stated Death Benefit $250,000

Annual Premium $4,500

Fidelity VIP Growth Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/91	45.51%	2,617	4,587	250,000
12/31/92	9.32%	6,255	8,475	250,000
12/31/93	19.37%	9,692	13,842	250,000
12/31/94	-0.02%	12,703	16,853	250,000
12/31/95	35.36%	22,897	27,047	250,000
12/31/96	14.71%	30,327	34,477	250,000
12/31/97	23.48%	42,130	46,280	250,000
12/31/98	39.49%	64,632	68,782	250,000
12/31/99	37.44%	94,574	98,724	250,000
12/31/00	-10.96%	86,850	90,308	250,000

Fidelity VIP High Income

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/91	35.08%	2,246	4,216	250,000
12/31/92	23.17%	6,933	9,153	250,000
12/31/93	20.40%	10,628	14,778	250,000
12/31/94	-1.64%	13,338	17,488	250,000
12/31/95	20.72%	20,679	24,829	250,000
12/31/96	14.03%	27,603	31,753	250,000
12/31/97	17.67%	36,739	40,889	250,000
12/31/98	-4.33%	37,737	41,887	250,000
12/31/99	8.15%	44,488	48,638	250,000
12/31/00	-22.47%	36,486	39,944	250,000

The assumptions underlying these values are described in Performance Information, page 147.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Nonsmoker Male Age 45 Preferred Risk Class
Stated Death Benefit $250,000

Death Benefit Option A
Annual Premium $4,500

Fidelity VIP Money Market

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/91	6.09%	1,222	3,192	250,000
12/31/92	3.90%	4,370	6,590	250,000
12/31/93	3.23%	5,818	9,968	250,000
12/31/94	4.25%	9,425	13,575	250,000
12/31/95	5.87%	13,442	17,592	250,000
12/31/96	5.41%	17,576	21,726	250,000
12/31/97	5.51%	21,937	26,087	250,000
12/31/98	5.46%	26,542	30,692	250,000
12/31/99	5.17%	31,421	35,571	250,000
12/31/00	6.30%	37,660	41,118	250,000

Fidelity VIP Overseas Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/91	8.00%	1,289	3,259	250,000
12/31/92	-10.72%	3,441	5,661	250,000
12/31/93	37.35%	8,010	12,160	250,000
12/31/94	1.72%	11,302	15,452	250,000
12/31/95	9.74%	16,152	20,302	250,000
12/31/96	13.15%	22,258	26,408	250,000
12/31/97	11.56%	28,658	32,808	250,000
12/31/98	12.81%	36,258	40,408	250,000
12/31/99	42.55%	58,024	62,174	250,000
12/31/00	-19.07%	49,156	52,614	250,000

Appendix B

The assumptions underlying these values are described in Performance Information, page 147.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Nonsmoker Male Age 45 Preferred Risk Class
Stated Death Benefit $250,000

Death Benefit Option A
Annual Premium $4,500

Fidelity VIP II Asset Manager Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/91	22.56%	1,802	3,772	250,000
12/31/92	11.71%	5,545	7,765	250,000
12/31/93	21.23%	9,059	13,209	250,000
12/31/94	-6.09%	11,059	15,209	250,000
12/31/95	16.96%	17,239	21,389	250,000
12/31/96	14.60%	23,842	27,992	250,000
12/31/97	20.65%	33,273	37,423	250,000
12/31/98	15.05%	42,352	46,502	250,000
12/31/99	11.09%	50,924	55,074	250,000
12/31/00	-3.87%	52,333	55,791	250,000

Fidelity VIP II Contrafund Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/96	21.22%	1,755	3,725	250,000
12/31/97	24.14%	6,402	8,622	250,000
12/31/98	29.98%	11,159	15,309	250,000
12/31/99	24.25%	18,726	22,876	250,000
12/31/00	-6.58%	19,963	24,113	250,000

Fidelity VIP II Index 500 Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/93	9.74%	1,350	3,320	250,000
12/31/94	1.04%	4,305	6,525	250,000
12/31/95	37.19%	9,175	13,325	250,000
12/31/96	22.71%	16,014	20,164	250,000
12/31/97	32.82%	26,756	30,906	250,000
12/31/98	28.31%	39,401	43,551	250,000
12/31/99	20.52%	51,888	56,038	250,000
12/31/00	-9.30%	49,206	53,356	250,000

The assumptions underlying these values are described in Performance Information, page 147.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Nonsmoker Male Age 45 Preferred Risk Class
Stated Death Benefit $250,000

Death Benefit Option A
Annual Premium $4,500

Fidelity VIP II Investment Grade Bond

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/91	16.38%	1,584	3,554	250,000
12/31/92	6.65%	4,941	7,161	250,000
12/31/93	10.96%	7,231	11,381	250,000
12/31/94	-3.76%	9,698	13,848	250,000
12/31/95	17.32%	15,717	19,867	250,000
12/31/96	3.19%	19,444	23,594	250,000
12/31/97	9.06%	24,858	29,008	250,000
12/31/98	8.85%	30,707	34,857	250,000
12/31/99	-1.05%	33,389	37,539	250,000
12/31/00	11.22%	41,763	45,222	250,000

The GCG Trust Fully Managed Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/91	28.93%	2,028	3,998	250,000
12/31/92	6.23%	5,380	7,600	250,000
12/31/93	7.59%	7,340	11,490	250,000
12/31/94	-7.27%	9,277	13,427	250,000
12/31/95	20.80%	15,815	19,965	250,000
12/31/96	16.36%	22,632	26,782	250,000
12/31/97	15.27%	30,193	34,343	250,000
12/31/98	5.89%	35,367	39,517	250,000
12/31/99	6.92%	41,408	45,558	250,000
12/31/00	21.97%	55,913	59,371	250,000

The GCG Trust Mid-Cap Growth Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/99	79.05%	3,819	5,789	250,000
12/31/00	8.18%	7,454	9,674	250,000

Appendix B

The assumptions underlying these values are described in Performance Information, page 147.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Nonsmoker Male Age 45 Preferred Risk Class
Stated Death Benefit $250,000

Death Benefit Option A
Annual Premium $4,500

The GCG Trust Research Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/99	24.23%	1,861	3,831	250,000
12/31/00	-4.54%	4,406	6,626	250,000

The GCG Trust Total Return Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/99	3.38%	1,127	3,097	250,000
12/31/00	16.50%	5,115	7,335	250,000

INVESCO VIF-Equity Income Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95	29.25%	2,039	4,009	250,000
12/31/96	22.28%	6,612	8,832	250,000
12/31/97	28.17%	11,205	15,355	250,000
12/31/98	15.30%	17,095	21,245	250,000
12/31/99	14.84%	23,738	27,888	250,000
12/31/00	4.87%	28,205	32,355	250,000

INVESCO VIF-Utilities Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95	9.08%	1,327	3,297	250,000
12/31/96	12.76%	5,089	7,309	250,000
12/31/97	23.41%	8,746	12,896	250,000
12/31/98	25.48%	15,946	20,096	250,000
12/31/99	19.13%	23,436	27,586	250,000
12/31/00	5.28%	28,017	32,167	250,000

The assumptions underlying these values are described in Performance Information, page 147.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

HYPOTHETICAL ILLUSTRATIONS (continued)

Nonsmoker Male Age 45 Preferred Risk Class   Death Benefit Option A
Stated Death Benefit $250,000   Annual Premium $4,500

Janus Aspen Aggressive Growth Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	16.33%	1,582	3,552	250,000
12/31/95	27.48%	6,428	8,648	250,000
12/31/96	7.95%	8,507	12,657	250,000
12/31/97	12.66%	13,573	17,723	250,000
12/31/98	34.26%	23,836	27,986	250,000
12/31/99	125.40%	66,242	70,392	250,000
12/31/00	-31.82%	45,560	49,710	250,000

Janus Aspen Balanced Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	0.84%	1,038	3,008	250,000
12/31/95	24.79%	5,560	7,780	250,000
12/31/96	16.18%	8,505	12,655	250,000
12/31/97	22.10%	15,098	19,248	250,000
12/31/98	34.28%	25,878	30,028	250,000
12/31/99	26.76%	37,761	41,911	250,000
12/31/00	-2.27%	39,604	43,754	250,000

Janus Aspen Growth Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	2.76%	1,105	3,075	250,000
12/31/95	30.17%	6,003	8,223	250,000
12/31/96	18.45%	9,285	13,435	250,000
12/31/97	22.75%	16,155	20,305	250,000
12/31/98	35.66%	27,619	31,769	250,000
12/31/99	43.98%	46,021	50,171	250,000
12/31/00	-14.55%	41,070	45,220	250,000

The assumptions underlying these values are described in Performance Information, page 147.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Appendix B

Nonsmoker Male Age 45 Preferred Risk Class
Stated Death Benefit $250,000

Death Benefit Option A
Annual Premium $4,500

Janus Aspen International Growth Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95	23.15%	1,823	3,793	250,000
12/31/96	34.71%	7,270	9,490	250,000
12/31/97	18.51%	10,785	14,935	250,000
12/31/98	17.23%	16,969	21,119	250,000
12/31/99	82.27%	40,202	44,352	250,000
12/31/00	-15.94%	35,461	39,611	250,000

Janus Aspen Worldwide Growth Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	1.53%	1,062	3,032	250,000
12/31/95	27.37%	5,761	7,981	250,000
12/31/96	29.04%	10,221	14,371	250,000
12/31/97	22.15%	17,192	21,342	250,000
12/31/98	28.92%	27,343	31,493	250,000
12/31/99	64.45%	52,782	56,932	250,000
12/31/00	-15.67%	46,144	50,294	250,000

Pilgrim Growth Opportunities Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit

This fund is too new for experience to be shown

Pilgrim MagnaCap Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit

This fund is too new for experience to be shown

The assumptions underlying these values are described in Performance Information, page 147.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Nonsmoker Male Age 45 Preferred Risk Class   Death Benefit Option A
Stated Death Benefit $250,000   Annual Premium $4,500

Pilgrim MidCap Opportunities Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit

This fund is too new for experience to be shown

Pilgrim SmallCap Opportunities Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	21.39%	1,761	3,731	250,000
12/31/95	13.61%	5,638	7,858	250,000
12/31/96	15.81%	8,553	12,703	250,000
12/31/97	17.30%	14,377	18,527	250,000
12/31/98	141.03%	48,488	52,638	250,000
12/31/99	1.09%	51,913	56,063	250,000

Putnam VT Growth and Income Fund – Class IB Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/99	1.46%	1,059	3,029	250,000
12/31/00	7.92%	4,468	6,688	250,000

Putnam VT New Opportunities Fund – Class IB Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/99	69.10%	3,461	5,431	250,000
12/31/00	-26.20%	3,982	6,202	250,000

Putnam VT Small Cap Value Fund – Class IB Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/00	24.44%	1,869	3,839	250,000

Appendix B

The assumptions underlying these values are described in Performance Information, page 147.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Nonsmoker Male Age 45 Preferred Risk Class   Death Benefit Option A
Stated Death Benefit $250,000   Annual Premium $4,500

Putnam VT Voyager Fund – Class IB Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/99	58.01%	3,064	5,034	250,000
12/31/00	-16.54%	4,518	6,738	250,000

The assumptions underlying these values are described in Performance Information, page 147.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.